Form 10-K, Exhibit 13
period 1995-08-25
CSP INC /MA/
filed 1995-11-22
CIK 356037

{COVER}

CSPI ANNUAL REPORT 1995

{4-COLOR PICTURE}

[OUR ROLE IS TO TRANSLATE
TECHNOLOGY INTO USABLE
APPLICATIONS WITH PRODUCTS
AND SERVICES OF THE HIGH-
EST QUALITY.]

    [CSPI is a global supplier of computing systems and instruments for defense, medical, industrial and research applications requiring maximum MFLOPs. Advances in microprocessor speed are only valuable to our customers when conveniently packaged and supported by a rich software environment. Our role is to translate technology into usable applications.]

COMPANY HIGHLIGHTS

    CSPI was founded in 1968 by four young entrepeneurs who wanted to build the world's fastest compute engine. This vision became the array processor, accelerators for general purpose computers to enhance their scientific computational capabilities. Early products were geared to Digital Equipment Corporation systems and gained acceptance for specific military and seismic applications. In recent years the company repackaged its technology to the VME form factor and entered the board business. It was the first to ship an array processor based upon the Intel i860 microprocessor and greatly expanded its customer base. The SuperCard family of products its now in its fourth generation and many thousands of units are in use around the world. These boards, together with a complete array of supporting software, are sold to OEM system integrators who supply military electronic systems and a variety of commercial medical imaging and test equipment manufacturers.

    The company has vertically integrated into two end-user businesses that make use of its core technology. Scanalytics provides image analysis systems to molecular and cell biologists and Vision Systems manufacturers high-speed, over-the-belt, readers for one and two-dimensional bar-codes.

    The company owns its facility in Billerica, MA close to Boston's Rte 128; staffed by approximately one hundred employees. Sales are made via a direct sales force in the US and a chain of local distributors throughout the rest of the world. A public company since 1982, CSPI has enjoyed fifteen consecutive years of profitability.

Financial Highlights
(Amounts in thousands, except per share data)


                                             FISCAL YEAR ENDED
                                         AUGUST 25,      AUGUST 26,
                                            1995            1994
OPERATING STATEMENT DATA:
Sales                                     $18,526         $19,460
Net income                                    385           1,719
Number of primary shares                    2,795           2,823
Earnings per share                        $  0.14         $  0.61

BALANCE SHEET DATA:
Working capital                           $22,862         $23,085
Total assets                               29,279          29,936
Total liabilities                           3,554           3,695
Shareholders' equity                       25,725          26,241

COMMON STOCK DATA

The Common Stock of the Company is traded in the over-the-counter market and is quoted on NASDAQ System under the symbol "CSPI". The following table sets forth the range of closing high and low selling prices for the Common Stock as reported by NASDAQ.


FISCAL YEAR:                               1995            1994
                                       HIGH      LOW     HIGH      LOW
1st Quarter                          $9 3/8    $8 1/4   $11       $8 1/2
2nd Quarter                           8 3/4     7 1/8    10 1/2    8 3/4
3rd Quarter                           8 3/4     7         9 27/32  8 3/4
4th Quarter                           9 1/8     7 3/8    10 1/2    8 3/4

The Company has never paid cash dividends on its Common Stock. It is the policy of the Company to retain any earnings to finance and expand operations and the Company does not currently anticipate any change in this policy.

ANNUAL SALES ($ IN MILLIONS)

{FIGURES BELOW ARE USED IN A LINE GRAPH SHOWING ANNUAL SALES}

1969        0.10
1970        0.30
1971        0.95
1972        1.06
1973        1.65
1974        1.63
1975        2.11
1976        2.07
1977        3.09
1978        4.60
1979        4.01
1980        4.40
1981        7.13
1982       10.12
1983       10.96
1984        9.65
1985       14.63
1986       14.04
1987        9.39
1988        9.56
1989       12.04
1990       11.30
1991       13.09
1992       16.03
1993       18.01
1994       19.46
1995       18.53

NET INCOME ($000'S)

{FIGURES BELOW ARE USED IN A LINE GRAPH SHOWING NET INCOME}

1969       -375
1970       -568
1971        201
1972       -124
1973        177
1974        -48
1975         67
1976        -74
1977        179
1978        185
1979         43
1980       -191
1981        779
1982       1400
1983       1824
1984        815
1985       1961
1986       1702
1987        496
1988        260
1989        869
1990        839
1991       1057
1992       1678
1993       1957
1994       1719
1995        385

                            DEAR FELLOW SHAREHOLDERS

[SAM'S LEGACY LIES IN OUR
CORPORATE VALUES OF PRUDENT
EXPENDITURE AND CONSERVATIVE
PLANNING, AND HAS RESULTED IN
THE STRENGTH OF OUR BALANCE
SHEET TODAY.]

EARNINGS PER SHARE (DOLLARS)

{FIGURES BELOW ARE USED IN A LINE GRAPH SHOWING EARNINGS PER SHARE}

1969       -2.13
1970       -2.21
1971        0.08
1972       -0.05
1973        0.07
1974       -0.18
1975        0.26
1976       -0.03
1977        0.12
1978        0.13
1979        0.03
1980       -0.14
1981        0.48
1982        0.78
1983        0.67
1984        0.29
1985        0.69
1986        0.60
1987        0.18
1988        0.10
1989        0.32
1990        0.31
1991        0.39
1992        0.61
1993        0.70
1994        0.61
1995        0.14

ANNUAL PERFORMANCE

Sales of $18.526 million, while below last year, are the second highest in your Company's history. The contribution from our new businesses, Scanalytics and Vision Systems, reached one third of the total, which we feel is early justification for our strategy of diversification into end-user applications. While earnings per share of $0.14 is below recent levels, this has been an unusually demanding year. We began with considerable uncertainty in our embedded computing business due to the timing of defense procurements and restructured the Company in November to reduce our expense profile. Bookings subsequently improved and, after a loss in the first quarter, each subsequent quarter has been increasingly profitable - leading to our 15th consecutive profitable year.

RETURNING  TO  GROWTH

CSPI's role is to translate technology into usable applications. Sales growth will come from vertical integration into applications solutions and continued expansion of our base business. The end-user application markets we have chosen have been carefully selected so as to avoid competing with our existing OEM customers. Both Scanalytics and Vision Systems are significant growth opportunities and derive their competitive advantage from our core signal processing expertise. In addition, COTS (commercial-off-the-shelf) based military procurements are now the norm and have fueled new growth opportunities for our traditional products. Careful navigation through a complex product transition in our base business and prudent investment in our new ventures will put us back on a growth track.

The key to renewed success is to remain focused on a few critical issues:

o Integrate the new Motorola Power PC and Analog Devices 21060 into our signal processing product line [Sam's legacy lies in our corporate values of prudent expenditure and conservative planning, and has resulted in the strength of our balance sheet today.] to complement the aging Intel i860.

o  Take advantage of a growing market acceptance for our CELLscan products.

o Exploit the leadership position gained by licensing bar-code technology from United Parcel Service (UPS).

{4-COLOR PICTURE SHOWING DAVID BOTTEN AND SAM OCHLIS}

David Botten and Sam Ochlis

SIGNIFICANT NEW PRODUCTS

During the year we installed the first units of a new CELLscan configuration. Incorporating the latest SuperCard technology, the new restoration server removes the last objection to wider CELLscan adoption - speed. Image analysis can now begin within minutes of acquisition, rather than in hours. When installed on a facility network the server also provides the most cost effective approach to multi-user operation.

Beta shipments of the flagship SuperCard-4SLX (with SuperLink interconnect) commenced, despite delays introduced by the manufacturer of the QuickRing technology on which it is based. SuperLink is still the only non-proprietary, high speed, interconnect for VME boards.

The first round of shipments of machine code readers to UPS (United Parcel Service) was completed and our units are in daily operation in UPS's new automated sortation facility near Chicago, IL.

OPTIMIZING SHAREHOLDER RETURN

The best basis for sustained growth in the value of the Company's stock is consistent improvement in revenues and earnings. In the past few years some $5 million has been reinvested in order to build our capabilities in Scanalytics and Vision Systems. This investment is beginning to show return as revenues from these activities become a meaningful fraction of the total. We firmly believe that the best utilization of our cash is to grow the Company by internal development and strategic acquisitions, of which AMBIS (completed in March 1994) is a typical - though small example. We are actively working with First Albany Corporation, a local investment bank, to identify target acquisitions and structure competitive offers. Recognizing that the depressed price of the company's stock represented an investment opportunity, management (under a prior authorization) used its discretion to make limited stock repurchases throughout the year.

SAM OCHLIS RETIRES

Another era in CSPI history closed with the retirement of Samuel Ochlis in August, 1995. Sam joined the Company in 1974 and served as President for fourteen years until 1991. He is credited with the introduction of the modern array processor in 1976 which rapidly became the Company's signature product, and Cellscan in 1992. He is rightly proud of having steered CSPI through many difficult periods and product transitions. Sam's legacy lies in our corporate values of fiscal prudence and conservative planning, which have resulted in the strength of our balance sheet today. Fortunately we will still benefit from Sam's wisdom and experience as he continues to serve CSPI as Chairman of the Board of Directors.

Sincerely,

/s/Sam Ochlis

Sam Ochlis
Chairman of the Board


/s/David Botten

David Botten
President, CEO

{3 4-COLOR PICTURES -- 1 LARGE ROUND, 2 SMALL RECTANGULAR}

Despite overall reductions
in military spending, com-
mercial-off-the-shelf (COTS)
procurements are increasing
rapidly-effectively a change
from make to buy at the prime
contractor level.

[COTS HAS BECOME THE NORM; A
CONTRACTOR MUST NOW ASK FOR AN
EXEMPTION (RARELY GRANTED) TO USE
CUSTOM PARTS.]

                            EXPLOITING MARKET TRENDS

OUTSOURCING

As product life cycles shorten, product development times must shrink. All of our commercial OEM customers (e.g. medical imaging manufacturers) outsource their signal processing needs, purchasing pre-existing products and adapting the system design accordingly. In military procurement the trend is to contract for proof of system design without production commitments. Since all of the expense is in design, prime contractors are forced to reduce risk and cost by outsourcing all but the system integration and application software. In addition, military procurement agencies around the world are demanding that prime contractors employ commercial (COTS) sub-assemblies. They have proven cost effective, reliable, easier to procure rapidly and significantly higher in performance. COTS has become the norm; a contractor must now ask for an exemption (rarely granted) to use custom parts. System designs may have to be reused in a variety of hazardous environments and a pathway to both ruggedized
(ROTS) and militarized (MOTS) versions is mandatory. Hughes Aircraft Corporation has licensed the SuperCard design and manufactures a militarized version.

SOFTWARE  REUSE

Our customers biggest investment is their applications software. We have provided a performance upgrade path through four generations of SuperCard, and our choice of VxWorks as a development environment assures compatibility across different platforms for future programs.

AUTOMATION

Coming regulations will require that every bag be checked for explosives before loading onto a commercial aircraft. Present manual systems are inadequate to meet this requirement and automated examination demands SuperCard levels of signal processing expertise. In a different field, the interpretation of the complex electrophoresis patterns produced in DNA fragment analysis (e.g. for DNA fingerprinting) is repetitive and subjective. Our RFLPscan software automatically cans the output, compares the pattern to stored standards and provides a statistically based match.

[AS HARDWARE BECOMES MORE OF A
COMMODITY, SOFTWARE IS EMERGING AS
THE CORE OF OUR ADDED VALUE.]

                           RIDING TECHNOLOGY ADVANCES

STANDARDIZATION  DRIVES  MARKETS

We embrace standards as a strategy, working closely with industry groups and market leaders. All of our OEM customers rely on the field-proven VME form factor to ensure hardware compatibility. We are also adopting PCI which is rapidly gaining popularity due to improved performance and lower cost. For data distribution, where still higher bandwidths are necessary, we have pioneered the introduction of National Semiconductor's QuickRing into the VME/PCI community. In the software arena, VxWorks, from Wind River Systems, is the dominant development environment. CSPI has ported VxWorks to the Intel i860 for existing SuperCard-4 users, enhanced its multiprocessor capabilities and will carry it forward to new platforms.

NEW GENERATION OF MICROPROCESSORS

The floating point performance of RISC microprocessors continues to improve, with multiple vendors and ever higher clock speeds. CSPI has selected Motorola's Power PC, supported by Analog Devices' 21060, as replacement for the Intel i860. High density, multiple processor designs mandate the use of low voltage components and custom ASICs. We are investing heavily into VHDL, the latest generation of ASIC development tools, to standardize design and simulation procedures. The majority of our R/D resources are allocated to software development, both tools and end-user applications. As hardware becomes more of a commodity, software is emerging as the core of our added value.

A REVOLUTION IN AUTOMATIC IDENTIFICATION

The bar-code world is moving towards the adoption of two-dimensional codes. Increases in information content, lower printing costs and higher read rates are just some of the predicted improvements. While many different codes have been proposed, only those with a substantial installed base will survive as standards. Maxicode - developed by and already deployed within UPS - is the leading contender for high-speed sortation applications. Forward looking users are insisting that new readers have dual (on and two-dimensional) capability, which today's laser scanners lack. Maxicode, and other similar codes, demands the inherently higher bandwidth of CCD readers like our Lightning 500.

{3 4-COLOR PICTURES -- 1 LARGE ROUND, 2 SMALL RECTANGULAR}

By embracing standards we
provide our customers the
optimal flexibility and a guar-
antee of continuous product
enhancement.

{3 4-COLOR PICTURES -- 1 LARGE ROUND, 2 SMALL RECTANGULAR}

Our competitive advantage
stems from the engineering
expertise to blend multi-
processor design, data man-
agement, input/output flexibility
and software tools to create win-
ning solutions.

[THIS TOTAL SYSTEM SOLUTION IS SUP-
PORTED BY DEDICATED SPECIALISTS WHO
GUIDE CUSTOMERS THROUGH EVALUATION,
OPTIMIZATION AND INSTALLATION.]

                       TRANSFORMING TECHNOLOGY INTO TOOLS

SOURCES OF TECHNICAL ADVANTAGE

CSPI has been very successful in importing technology. Scanalytics stems from academia, under licensing agreements from the University of Massachusetts Medical Center and the National Cancer Institute. Vision Systems grew from UPS's internal research and the products that subsequently evolved to meet their needs. The underlying microprocessor technology that drives our business advances relentlessly, and maintaining a hardware performance advantage requires a multi-processor architecture, large memories and distributed data management. The biggest differentiator lies in software, either a rich development environment for an OEM's applications engineer or dedicated packages for the molecular and cell biologist. This total system solution is supported by dedicated specialists who guide customers through evaluation, optimization and installation.

SOME EXAMPLES OF OUR STRATEGIES IN ACTION

COTS procurement: CSPI's SuperCard-4 has been selected by the prime contractor, Loral Federal Systems, for the USY-1 sonar signal processor upgrade. They will provide a VME based solution that is less expensive than its custom predecessor and forty times faster, yet fits within the same physical space. Use of COTS hardware and the popular VxWorks development software led the way to the winning bid.

Automated sortation: UPS's new Chicago Area Central Hub is the largest and most automated package sortation facility in the world. CSPI supplied bar-code readers to control the flow of parcels through the building using two-dimensional Maxicode to direct them to the correct loading dock.

Visualizing the barely detectable: Fluorescence microscopy provides insight into the structure and internal activity of living cells. CELLscan's novel approach to the technique is the least invasive and most sensitive. Researchers at the University of Connecticut are even able to make quantitative measurements within the mitochondrial substructures of cells.

CSP INC. AND SUBSIDIARIES SELECTED FINANCIAL DATA
(Amounts in thousands, except per share data)


                                                   FISCAL YEAR ENDED AUGUST
                                    1995         1994          1993         1992        1991
OPERATIONS STATEMENT DATA:
        Sales                      $18,526      $19,460      $18,015      $16,035      $13,089
        Costs and expenses          18,725       17,425       15,544       14,531       12,548
        Operating income (loss)       (199)       2,035        2,471        1,504          541
        Other income                   821          478          426          719          855
        Income before income taxes     622        2,513        2,897        2,223        1,396
        Income taxes                   237          794          940          545          339
        Net income                    $385       $1,719       $1,957       $1,678       $1,057
EARNINGS PER SHARE                   $0.14        $0.61        $0.70        $0.61        $0.39
Weighted average number of
        common shares                2,795        2,823        2,789        2,753        2,685
BALANCE SHEET DATA:
        Working capital            $22,862      $23,085      $21,873      $19,831      $17,856
        Total assets                29,279       29,936       27,853       24,973       22,937
        Long term obligations        1,943        1,804        1,746        1,524        1,295
        Total liabilities            3,554        3,695        3,539        2,777        2,563
        Retained earnings           17,224       16,839       15,120       13,163       11,485
        Shareholders equity         25,725       26,241       24,314       22,196       20,374

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

The following table sets forth certain information which is based on Operating Statement Data:

                                                                                                    PERIOD TO PERI0D
                                                                                                     DOLLAR CHANGES
                                                                                                     (IN THOUSANDS)
                                                                                                  1995           1994
                                             PERCENTAGE OF SALES FISCAL YEAR ENDED AUGUST       COMPARED TO   COMPARED TO
                                                    1995         1994         1993                1994           1993
SALES                                              100.0%       100.0%        100.0%              ($934)        $1,445
COSTS AND EXPENSES:
        Cost of sales                               44.1%        40.0%         33.7%                381          1,701
        Engineering and development                 16.7%        14.5%         17.9%                265           (392)
        Marketing and sales                         27.0%        24.4%         23.4%                246            538
        General and administrative                  11.1%        10.6%         11.3%                 (8)            34
        Restructuring                                2.2%         -            -                    416            -
                Total costs and expenses           101.1%        89.5%         86.3%              1,300          1,881
Operating income (loss)                             (1.1%)       10.5%         13.7%             (2,234)          (436)
Other income                                         4.5%         2.4%          2.4%                343             52
Income before taxes                                  3.4%        12.9%         16.1%             (1,891)          (384)
Provision for income taxes                           1.3%         4.1%          5.2%               (557)          (146)
Net income                                           2.1%         8.8%         10.9%            ($1,334)         ($238)

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS-1995 COMPARED TO 1994:

Sales of $18,526,000 were the second highest in the Company's history. Sales for the Embedded Computing Division represented two thirds of the total with the SuperCard family of products accounting for 51% of total sales, a decrease of 24% from the prior fiscal year. The decrease in sales was due in part to delays in procurement of SC-4/4XL and SC-3/3XL, and to lower sales of COTS (commercial-off-the-shelf) programs to the United States military, primarily the Department of the Navy. COTS programs continue to be a major source of revenue, accounting for approximately 35% of total sales for 1995. Shipments of the older SuperCards (models SC-1 and SC-2/2XL) declined with the completion of prior COTS programs, and also accounted for part of the reduced sales volume. SuperCards continue to be used in many other applications in the signal processing and medical imaging areas.

RTS-860 real-time systems represented approximately 7% of sales, an increase of 73% over the prior year. The RTS-860 is a development system used by either end-users or developers/integrators to develop applications software. One of a number of large system sales included equipment used to analyze data from a Doppler radar detecting wind shear anomalies at the new Osaka airport in Japan.

Combined sales of the older products MAP-4000, and MiniMAP represented 4% of total sales. The units are shipped only to existing OEMs and volume end-users.

Vision Systems Division sales of machine code readers for United Parcel Service(UPS) represented 21% of total sales for the year. These shipments represented the balance of the procurement received from UPS in 1994 for their recently completed automated sorting hub in Chicago, IL.

Scanalytics Division (bio-instrumentation for molecular and cell biology) sales represented approximately 12% of total revenues, a 50% increase over the prior fiscal year. The improvement in sales was due to the increased shipments of AMBIS, CELLscan and applications specific software packages (respectively 48%, 26%, and 19% of the total Scanalytics sales). The sales of application specific software modules (DNAScan, RFLPScan etc.) increased by 67% and CELLscan sales were approximately 64% higher than the prior year.

North American sales represented 86% of total sales, a 3% increase over the prior year. The other geographic areas experienced decreases in sales due to the decline in military procurement and slow economic recovery in foreign markets. Whilst there has been some improvement in the economy of our international markets, it is important to note that the procurement cycles for our products are much longer than in the North American market.

The Company restructured and consolidated its operations in November 1994. The restructuring was necessitated by the change in mix of the Company's business to lower margin products sold by the Vision Systems and Scanalytics Divisions. The Company reduced its work force by thirteen percent, relocated its French subsidiary and closed its San Diego manufacturing operation. The Company estimated the costs of restructuring to be $409,000 and expensed this amount in the first fiscal quarter of 1995. The actual costs were $416,000, of which $288,000 represented severance costs and the remaining $128,000 was due to the closure of the San Diego manufacturing operation. The restructuring reduced the annual operating expenses of the Company by over $1,000,000.

Cost of sales as a percentage of sales increased to 44%. The increase of 4% over 1994 was due primarily to product mix. Both the Vision Systems and Scanalytics businesses have higher, per unit, costs of goods sold. Continuing competitive pressure in the Embedded Computing business required larger discounts to secure the successful award of some contracts with both new and existing customers. Approximately $167,000 of obsolete inventory was written off. Other costs included six months of running the San Diego AMBIS manufacturing operation, which was closed down in February 1995 as part of an overall restructuring. The Company continues to take steps to lower its manufacturing overhead and improve the overall efficiency in order to lower the cost of goods sold. The outlook going forward is that the cost of sales, as a percent of sales, will probably not increase significantly from what we have experienced this fiscal year unless there are further changes in product mix (if, for example, a large portion of the future business comes directly from additional orders from UPS for machine code readers).

Engineering and development expenditures increased by approximately 9% from the prior fiscal year. The major portion of the increase being for outside services and the purchase of new equipment and software for the development of our ASIC (Application Specific Integrated Circuit) capability for the Embedded Computing Division. Other increases included expenses incurred in the improvement of the machine code reader for the Vision Systems Division. Scanalytics Division expenses declined by 8% from the prior year, primarily due to a minor reduction in staff.

Sales and marketing expenses increased by 5% from the previous fiscal year. The Scanalytics Division expenses increased 40% over the prior year and the Vision Systems Division, in its initial year of operation, represented 11% of overall sales and marketing expenses. The major portion of the Vision Systems increase was due to the transfer of personnel from the Embedded Computer Division and start up expenses, which included literature, advertising, trade shows and other normal operating expenses. The Scanalytics Division increase in expenses was due in part to the addition of the four employees for customer support, sales and marketing personnel added as part of the AMBIS purchase for a complete fiscal year, additional sales commissions for the increased sales, and advertising and promotional programs for the CELLscan and modular software packages. The Embedded Computer Division expenses declined by approximately 19% from the prior year. Reduced expenses were due to reorganizing the French sales office, staff reductions in marketing and field operations (both from attrition and restructuring), decreased advertising and lower commissions due to the reduced sales volume.

General and administrative expenses were flat compared to the prior fiscal year. They included expenses related to a settlement reached with the Department of Commerce concerning the alleged violation of export regulations in 1990/1991. The settlement resulted in an $82,000 expense in this fiscal year (an additional $50,000 was accrued in the prior year) and additional legal fees. Other expenses included a merger and acquisition program, with costs for advisor and consulting services, and additional consulting services in the implementation of a new manufacturing and accounting system. These incremental expenses were offset by a reduction in bonus payments.

Other income increased by 72% over the prior year, due primarily to an increase in interest income. The Company invested a larger percentage of its cash in taxable instruments during the year, due to lower anticipated operating income. The taxable securities have a higher rate of return on a pre-tax basis than our prior year non-taxable investments and thus increase the yield. The Company continues its conservative investment strategy of maintaining a short-term liquid position while maximizing return on an after-tax basis with as limited exposure of principal as possible. As a result of maintaining a liquid position, the Company believes that it has been able to avoid borrowing for capital needs, has been able to augment its operating results and is well-positioned to make an acquisition or a joint venture if appropriate opportunities arise.

The Company's effective tax rate was greater than the statutory rates for both federal and state taxes since the loss of $202,000 from its French subsidiary operation (a French corporation) could not be deducted from either federal or state taxes. There were some benefits against statutory rates for tax-exempt investment income, the foreign sales corporation and research and development credits.

RESULTS OF OPERATIONS-1994 COMPARED TO 1993:

Sales of $19,460,000 were a record high for the Company. It was also the fifth year of increased revenues. The SuperCard family of products represents the major source of revenue, accounting for 65% of total sales. SuperCard sales increased by 8% over 1993 due to the shipment of SC-2/2XL and SC-3/3XL which represented 45% of total sales. The new SC-4/4XL represented 20% of the total sales. Sales of COTS program represented approximately 45% of sales.

The Company received a $6.2 million order from United Parcel Service (UPS) for production of machine code readers. Sales to UPS represented 13% of total sales for the year, representing only a portion of the overall procurement.

Sales of the older products MAP-4000 and MiniMAP continued to decline, and represented only 4% of total sales. RTS-860 real-time systems represented approximately 4% of sales.

Scanalytics Division sales represented approximately 9% of total revenues with a 30% increase over the prior fiscal year. The increase in sales was due in part to the acquisition of certain assets of AMBIS Inc. of San Diego, California (a manufacturer of radio-isotopic imaging instruments) in March, 1994. The sales of AMBIS products represented approximately 19% of Scanalytics sales. MasterScan sales were down by 38% compared to the prior year due to a change in focus from selling commodity hardware with our software to that of selling application specific software modules. CELLscan sales were at approximately the same level as the prior year.

North American sales represented 83% of total sales. This was due to the continued success of SuperCards and the UPS shipments. Another geographic area with increased sales was the Far East, with increased SuperCards and RTS-860 sales and continued success of Scanalytics products in Japan. Middle East sales also grew due to shipments to a large OEM. European sales continued to decline due to continuing poor economic conditions.

Cost of sales as a percentage of sales increased to 40%. This was an increase of 6.3% over the prior fiscal year and was due to increased competition, introductory pricing on the new SuperCard-4/4XL products, the addition of the AMBIS manufacturing operation and lower prices on specially manufactured units for UPS. The continuing competitive pressures in the Embedded Computing business required larger discounts to secure the successful award of some business with both new and existing customers. The purchase of AMBIS products required the hiring of three AMBIS employees responsible for the manufacturing of products and setting up a small manufacturing facility in San Diego, California.

Engineering and development expenditures decreased by approximately 12% from the prior fiscal year. The major portion of the reduction (60%) was in Scanalytics labor costs while the Embedded Computer division had a large reduction in the procurement of materials and outside service costs.

Sales and marketing expenses increased by 13% from the previous fiscal year. The Embedded Computer division accounted for 55% of the increase. The major portion of the increase was due to the expansion of the Marketing and Sales staff by three employees and additional commissions. The Scanalytics Division represented 45% of the total increase in expenses from redeployment of staff (represented 30% of the increase) and the additional four employees added as part of the AMBIS asset purchase. There was increased advertising and promotional expenses related to the announcement of new software and AMBIS products.

General and administrative expenses were approximately at the same level as the prior fiscal year. There were increased expenses related to the merger and acquisition program and other outside services which were offset by a reduction in bonus expenses and personnel.

Other income increased by 12% over the prior year due to reductions in the loss on foreign exchange from our French operation.

The Company's effective tax rate has been reduced from the statutory rates for both federal and state taxes due to benefits from tax-exempt investment income, the foreign sales corporation and research and development credits.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY:

The Company's solid financial position continued into fiscal year 1995. During the fiscal year the Company repurchased 117,900 shares of its own common stock for $952,000, leading to a decrease in working capital of $223,000 from the prior fiscal year. Working capital had increased by $1.2 million to $23.1 million on August 26, 1994, from $21.9 million on August 27, 1993. The Company's accounts receivable decreased by $1.2 million to a more typical level of $3.9 million at August 25, 1995. Inventory decreased to $2.1 million from $3.2 million due to completion of the UPS order, AMBIS consolidation, inventory write off and improved just-in-time inventory procurement. The inventory levels are expected to remain more in line with typical industry norms and we expect to continue to improve inventory turns.

The Company's cash and marketable securities increased by approximately $1.9 million.

The Company spent $988,000, $771,000 and $833,000 respectively on capital improvements during the years 1995, 1994 and 1993.

Management believes that all the Company's current and foreseeable needs can be met through working capital generated by operations and investments.

INFLATION AND CHANGING PRICES:

Management does not believe that inflation and changing prices had a significant impact on sales or operating income for 1995, 1994 and 1993. There is no assurance, however, that the Company's business will not be materially and adversely affected by inflation and changing prices in the future.

CSP INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS
August 25, 1995 and August 26, 1994
(dollars in thousands, except for par value)


                                                                          AUGUST 25,     AUGUST 26,
                                                                             1995           1994
ASSETS
CURRENT ASSETS:
        Cash and cash equivalents                                           $11,069        $8,556
        Marketable securities (Note 2)                                        6,482         7,055
        Accounts receivable, net                                              3,933         5,084
        Inventories (Note 3)                                                  2,150         3,192
        Deferred income taxes (Note 4)                                          368           381
        Prepaid expenses                                                        471           708
                Total current assets                                         24,473        24,976
PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET (NOTE 5)                            3,470         3,276
OTHER ASSETS:
        Land held for future development                                        163           163
        Deferred income taxes (Note 4)                                          355           323
        Other assets                                                            818         1,198
                Total other assets                                            1,336         1,684
                        Total assets                                        $29,279       $29,936
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
        Accounts payable and accrued expenses (Note 6)                       $1,461        $1,689
        Income taxes payable                                                    150           202
                Total current liabilities                                     1,611         1,891
DEFERRED COMPENSATION AND RETIREMENT PLANS (NOTE 8)                           1,943         1,804
COMMITMENTS AND CONTINGENCIES (NOTE 9)
SHAREHOLDERS' EQUITY: (NOTES 7 AND 9)
        Common stock, $.01 par; authorized, 7,500,000
                shares; issued 2,922,034 and 2,912,409 shares                    29            29
        Additional paid-in capital                                           10,187        10,136
        Retained earnings                                                    17,224        16,839
        Equity adjustment from foreign currency translation                      65            65
                                                                             27,505        27,069
        Less treasury stock, at cost, 273,314 and 155,414 shares (Note 9)     1,780           828
                Total shareholders' equity                                   25,725        26,241
                        Total liabilities and shareholders' equity          $29,279       $29,936

See accompanying notes to consolidated financial statements.

CSP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
Year Ended August 25, 1995, August 26, 1994 and August 27, 1993
(Amounts in thousands, except for per share data)

                                                                   1995           1994           1993
SALES (NOTE 10)                                                  $18,526        $19,460        $18,015
COSTS AND EXPENSES:
        Cost of sales                                              8,157          7,776          6,075
        Engineering and development                                3,099          2,834          3,226
        Marketing and sales                                        4,993          4,747          4,209
        General and administrative                                 2,060          2,068          2,034
        Restructuring (Note 11)                                      416            ---            ---
                Total costs and expenses                          18,725         17,425         15,544
OPERATING INCOME (LOSS)                                             (199)         2,035          2,471
OTHER INCOME (EXPENSE):
        Dividend income                                               13             25             66
        Interest income                                              804            475            464
        Interest expense                                             (50)           (31)           (36)
        Other                                                         54              9            (68)
                Total other income                                   821            478            426
Income before income taxes                                           622          2,513          2,897
INCOME TAXES (NOTE 4)                                                237            794            940
                Net income                                          $385         $1,719         $1,957
EARNINGS PER SHARE                                                 $0.14          $0.61          $0.70
WEIGHTED AVERAGE SHARES OUTSTANDING                                2,795          2,823          2,789

See accompanying notes to consolidated financial statements.

CSP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY Year Ended August 25, 1995, August 26, 1994 and August 27, 1993
(Dollars in thousands)

                                                                                   EQUITY
                                                                                 ADJUSTMENT
                                                                                FROM FOREIGN                  TOTAL
                                         COMMON STOCK     PAID-IN   RETAINED      CURRENCY    TREASURY    SHAREHOLDERS'
                                       SHARES    AMOUNT   CAPITAL   EARNINGS     TRANSLATION    STOCK        EQUITY
BALANCE, AUGUST 28, 1992             2,850,984     $29     $9,767    $13,163        $65         ($828)       $22,196
        Net income                          --      --         --      1,957         --            --          1,957
        Exercise of stock options       26,625      --        161         --         --            --            161
BALANCE, AUGUST 27, 1993             2,877,609      29      9,928     15,120         65          (828)        24,314
        Net income                          --      --         --      1,719         --            --          1,719
        Exercise of stock options       34,800      --        208         --         --            --            208
BALANCE, AUGUST 26, 1994             2,912,409      29     10,136     16,839         65          (828)        26,241
        Net income                          --      --         --        385         --            --            385
        Exercise of stock options        9,625      --         51         --         --            --             51
        Purchase of Treasury Stock          --      --         --         --         --          (952)          (952)
BALANCE, AUGUST 25, 1995             2,922,034     $29    $10,187    $17,224        $65       ($1,780)       $25,725

See accompanying notes to consolidated financial statements.

CSP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
Year Ended August 25, 1995, August 26, 1994 and August 27, 1993
(Dollars in thousands)

                                                                                           1995       1994       1993
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income                                                                         $385     $1,719     $1,957
        Adjustments to reconcile net income to   net cash provided
        by operating activities:
                Depreciation and amortization                                               792        658        651
                Deferred compensation and retirement plans                                  139         58        222
                Deferred income taxes                                                       (19)      (109)       (81)
                Other                                                                        --        (13)       (67)
                Changes in current assets and liabilities:
                        (Increase) decrease in accounts receivable, net                   1,151     (2,232)    (1,393)
                        (Increase) decrease in inventories                                1,042     (1,291)      (367)
                        Decrease in refundable income taxes                                  --         --        193
                        (Increase) decrease in prepaid expenses                             237       (314)       (56)
                        Increase (decrease) in accounts payable and accrued expenses       (228)      (120)       491
                        Increase (decrease) in income taxes payable                         (52)        70         49
                        Net cash from operating activities                                3,447     (1,574)     1,599
CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchases of marketable securities                                             (159,099)  (130,013)  (104,807)
        Sales of marketable securities                                                  159,674    129,519    105,611
        Business acquired                                                                    --       (496)        --
        Property, equipment and improvements                                               (988)      (771)      (833)
        Other                                                                               380       (738)       (15)
                Net cash used in investing activities                                       (33)    (2,499)       (44)
CASH FLOWS FROM FINANCING ACTIVITIES:
        Proceeds from stock options                                                          51        208        161
Purchase of treasury stock                                                                 (952)        --         --
                Net cash provided by (used in) financing activities                        (901)       208        161
Net increase (decrease) in cash                                                           2,513     (3,865)     1,716
Cash and cash equivalents, beginning of year                                              8,556     12,421     10,705
Cash and cash equivalents, end of year                                                  $11,069     $8,556    $12,421
SUPPLEMENTAL CASH FLOW INFORMATION:
        Cash paid for income taxes, net                                                    $323       $893       $747
        Cash paid for interest                                                              $50        $31        $36
        Business acquired                                                                             $645
        Less liabilities assumed                                                                       149
        Cash paid                                                                                     $496

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For years ended August 25, 1995, August 26, 1994, and August 27, 1993

ORGANIZATION AND BUSINESS

The Company designs, manufactures and markets embedded processors which are small, low power special-purpose computers which enhance a system's ability to perform high-speed arithmetic. The Company also develops and markets turnkey image analysis workstations targeted toward the biological sciences and industrial bar-code readers.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR:

The Company's fiscal year end is on the last Friday in August.

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION:

Monetary assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars using the exchange rate in effect at each balance sheet date. Non monetary assets and liabilities are translated into U.S. dollars using historical exchange rates. Sales and expenses for each year are translated using weighted average exchange rates.

MARKETABLE SECURITIES:

Investments consist of corporate bonds and notes, government agency bonds, and money market funds. Most investments mature within a two year period. The Company classifies its marketable securities as held-to-maturity based on its ability and intent to hold these securities until maturity. Held-to-maturity securities are recorded at amortized cost, which approximates market value.

Interest income is accrued as earned. Dividend income is recognized as income on the date the stock trades "ex-dividend". The cost of marketable securities sold is determined on the specific identification method and realized gains or losses are reflected in income.

INVENTORIES:

Inventories are stated at the lower of cost or market; cost is determined principally by use of the average-cost method.

PROPERTY, EQUIPMENT AND IMPROVEMENTS:

The components of property, equipment and improvements are stated at cost. The Company provides for depreciation by use of the straight-line method over the estimated useful lives of the related assets.

PRODUCT WARRANTY:

The Company ordinarily provides a one year warranty. In addition, certain major customers are granted extended warranties. The Company accrues estimated costs, which in the opinion of management, are adequate to cover such warranty obligations.

REVENUE RECOGNITION:

Revenues from product sales are recognized at the time of shipment.

ENGINEERING AND DEVELOPMENT EXPENSES:

Engineering and development expenditures for company- sponsored projects are charged to expenses as incurred.

INCOME TAXES:

As of August 28, 1993, the Company changed its method of accounting for income taxes from the deferred method to the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. There was no cumulative effect of the change in the method of accounting for income taxes.

Under the deferred method of accounting for income taxes, which was applied in 1993 and prior years, deferred income taxes were recognized for income and expense items that were reported in different years for financial reporting purposes and income tax purposes using the tax rate applicable in the year of the calculation.

EARNINGS  PER SHARE:

Earnings per share are calculated based upon the weighted average number of common shares outstanding, adjusted when dilutive, for the number of shares issuable upon the exercise of stock options after the assumed purchase of shares with the related proceeds.

2. MARKETABLE SECURITIES

At August 25, 1995 and August 26, 1994, marketable securities consist of the following:

(In thousands)                                    1995    1994
Marketable equity securities,
        at cost                                   $296    $294
Less valuation allowance                             9       7
Marketable equity securities,
        at market                                  287     287
Bonds and municipal revenue
        notes, at cost                           5,787   6,395
Money market funds and
        commercial paper                           118     126
U.S. treasury bills                                290     247
        Total                                   $6,482  $7,055

Assets of  $686,000  and  $638,000  at August  25,  1995 and  August  26,  1994,
respectively, are held in a rabbi trust and generally are available only to pay certain retirement benefits of a key employee.

3. INVENTORIES

Inventories consist of the following:

(In thousands)        1995    1994
Raw materials         $ 851   $1,248
Work-in-process         822    1,272
Finished goods          477      672
        Total        $2,150   $3,192

4. INCOME TAXES

Reconciliations of expected income tax expense to actual income tax expense are as follows:

(In thousands)                                           1995              1994            1993
Computed  expected tax expense                        $211    34.0%    $854    34.0%    $985   34.0%
Increases (reductions) in taxes resulting from:
        Dividend exclusion                             (42)   (6.8)      --      --      (16)  (0.6)
        Tax exempt interest                            (74)  (11.9)    (133)   (5.3)    (119)  (4.1)
        Research and experimentation and
                investment tax credits                 (37)   (5.9)     (89)   (3.5)    (115)  (4.0)
State income taxes, net of federal tax benefit          47     7.6      148     5.9      152    5.3
Non-taxable FSC earnings                               (26)   (4.2)     (29)   (1.2)     (31)  (1.1)
Other items                                            158    25.4       43     1.7       84    2.9
Income tax expense                                    $237    38.1%    $794    31.6%    $940   32.4%

For the years ended 1995 and 1994 temporary differences which give rise to a significant portion of deferred tax assets (liabilities) are as follows:

                                                          1995         1994
DEFERRED TAX ASSETS:
        Deferred compensation                              $834        $748
        Other accruals                                      118          98
        Bad debt reserves                                    41          41
        Inventory capitalization and reserves               192         176
        Unrealized loss on securities                        43          41
                Gross deferred tax assets                $1,228      $1,104
                Less valuation allowance                   (317)       (285)
        Deferred tax asset less valuation allowance        $911         819
DEFERRED TAX LIABILITY:
        Depreciation                                       (188)       (115)
        Net deferred tax asset                             $723        $704

The valuation allowance was $317,000 and $285,000 at August 25, 1995 and August 26, 1994. The valuation allowance was established due to the long-term nature of certain deferred compensation and retirement obligations for which the tax benefit will be realized over an extended period of time. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at August 25, 1995.

The provisions for income taxes are comprised of the following:

(In thousands)        1995    1994    1993
CURRENT:
        Federal       $232    $695     $788
        State           24     208      233
                      $256    $903   $1,021
DEFERRED:
        Federal        (15)    (85)     (63)
        State           (4)    (24)     (18)
                       (19)   (109)     (81)
                      $237    $794     $940

5. PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET

Property, equipment and improvements, net consist of the following:

(In thousands)                              1995    1994
Land                                        $587    $587
Building and improvements                  1,334   1,303
Equipment                                  9,375   8,353
Automotive equipment                          79      79
                                          11,375  10,322
Less accumulated
        depreciation and amortization      7,905   7,046
Property, equipment and
        improvements, net                 $3,470  $3,276

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:

(In thousands)                              1995    1994
Accounts payable                            $606    $513
Commissions                                  113     143
Compensation and fringe benefits             341     535
Customer advances                            163     205
Professional fees and shareholders'
        reporting services                   108     135
Taxes, other than income                      36      65
Other, individually less than 5%
        of current liabilities                94      93
                                          $1,461  $1,689

During 1994 the Company was notified by the Department of Commerce (DOC) about possible violations of certain export regulations during the period September 15, 1990 to July 6, 1991. The Company has reached an agreement with the DOC subject to final documentation, pursuant to which the Company will incur a penalty of $160,000 of which $132,000 will be paid and $28,000 will be suspended if the Company complies with export regulations for a period of one year. The Company has accrued the amount to be paid in the agreed upon settlement at August 25, 1995 ($50,000 of which had been accrued as of August 26, 1994).

7. STOCK OPTIONS

In 1991, the Company adopted the 1991 Stock Option Plan covering 250,000 shares of common stock. Under the Plan, both incentive stock options and non-qualified stock options may be granted to officers, key employees and other persons providing services to the Company. In addition, up to 20,000 shares are allocated for annual non-discretionary grants of 1,000 shares each to non-employee directors of the Company who are serving on the last business day of January in each year.

The 1991 Plan supersedes three earlier plans, each of which was terminated in 1991.

The following is a summary of common stock option activity for the three years ended August 25, 1995:

                                                               NUMBER OF SHARES

                                   OPTION        1991        1987        1981        1979
                                   PRICES        PLAN        PLAN        PLAN        PLAN        TOTAL
OUTSTANDING AUGUST 28, 1992    $5.00-$9.75      76,500       9,000     175,800      12,000      273,300
Granted                        $9.13-$10.75     29,025          --          --          --       29,025
Exercised                      $5.00-$6.63          --      (3,000)    (23,625)         --      (26,625)
Expired & terminated           $5.38-$5.63          --          --      (1,750)    (12,000)     (13,750)
OUTSTANDING AUGUST 27, 1993    $5.00-$10.75    105,525       6,000     150,425          --      261,950
Granted                        $9.50             4,000          --          --          --        4,000
Exercised                      $5.00-$9.00        (500)         --     (34,300)         --      (34,800)
Expired & terminated           $9.00-$9.125     (2,000)         --          --          --       (2,000)
OUTSTANDING AUGUST 26,1994     $5.00-$10.75    107,025       6,000     116,125          --      229,150
Granted                        $7.625-$8.50     49,000          --          --          --       49,000
Exercised                      $5.00-$6.625         --          --      (9,625)         --       (9,625)
Expired & terminated           $5.00-$10.75    (17,975)     (6,000)     (2,375)         --      (26,350)
OUTSTANDING AUGUST 25,1995     $5.00-$10.75    138,050          --     104,125          --      242,175
Available for future grants              --    111,450          --          --          --      111,450
Exercisable                    $5.00-$10.75     76,900          --     104,125          --      181,025

8. DEFERRED COMPENSATION AND RETIREMENT PLANS

The Company  has a 401(k)  Retirement  Plan under  which the  Company  matches a portion of the employee's salary reduction contributions and may make discretionary contributions to the plan. All employees with one year of continuous service are eligible for the plan. All Company contributions are fully vested. Contributions by the Company were $122,000, $167,000, and $175,000 for 1995, 1994 and 1993, respectively. The Company has a Supplemental Retirement Plan for certain employees that provides for payments (generally over 15 years) upon retirement, death or disability. The annual benefit is based upon a percentage of salary at the inception of the plan, plus an annual percentage increase, plus interest. In addition, the Company adopted deferred compensation plans for key executives that provide for payments, over a ten-year period, upon retirement, death or disability based upon a percentage of salary at that time. The charge to expense for the plans for 1995, 1994 and 1993 amounted to $207,000, $160,000 and $222,000 respectively.

9. COMMITMENTS AND CONTINGENCIES

LEASES:

The Company occupies office space under lease agreements expiring at various dates during the next two years. The leases are classified as operating leases and provide for the payment of real estate taxes, insurance, utilities and maintenance.

At August 25, 1995, the Company is obligated under noncancelable operating leases (net of minor amounts of sublease income) as follows:

(In thousands)
Fiscal year ending August:        OPERATING  LEASES
1996                              $40
1997                              $14

Occupancy costs under the operating leases approximated $76,000 in 1995, $76,000 in 1994, and $75,000 in 1993.

STOCK REPURCHASE:

On October 9, 1986 the Board of Directors authorized the Company to repurchase up to 282,723 of the outstanding stock at market prices. The timing of stock purchases are made at the discretion of management. Through August 25, 1995, the Company has repurchased 268,950 shares or 95% of the total authorized.

On September 28, 1995 the Board of Directors authorized the Company to repurchase up to an additional 150,000 shares of the outstanding stock at market prices.

10. SALES BY MAJOR CUSTOMERS AND GEOGRAPHIC AREAS

Sales (in thousands of dollars) to individual customers constituting 10% or more of total sales were as follows:


                      1995                1994              1993
Customer A          --      --          --      --      $4,769    26%
Customer B          --      --      $3,348      17%         --    --
Customer C      $3,948      21%     $2,639      14%         --    --

The Company anticipates that, for the foreseeable future, a significant percentage of its sales will be dependent upon a relatively small number of customers.

The Company's sales by geographic area are as follows:

(In thousands)         1995         1994         1993
North America        $15,992      $16,234      $14,443
Europe                 1,207        1,392        2,362
Middle East              318          535          431
Far East                 953        1,299          705
South America             56          --            74
                     $18,526      $19,460      $18,015

11. RESTRUCTURING EXPENSES

In November 1994 the Company accrued approximately $409,000 of the estimated costs to be incurred in consolidating its manufacturing operations and reducing its workforce. Actual costs incurred of approximately $416,000 are comprised of severance costs of $288,000,and $128,000 for closing the San Diego manufacturing operation.

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS AND SHAREHOLDERS CSP INC.:

We have audited the accompanying consolidated balance sheets of CSP Inc. and subsidiaries as of August 25, 1995 and August 26, 1994 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended August 25, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSP Inc. and subsidiaries as of August 25, 1995 and August 26, 1994, and the results of their operations and their cash flows for each of the years in the three year period ended August 25, 1995, in conformity with generally accepted accounting principles.

KPMG Peat Marwick

September 28, 1995
Boston, Massachusetts

CORPORATE INFORMATION

DIRECTORS
Samuel Ochlis
Chairman of the Board
CSP Inc.

David S. Botten
President and
Chief Executive Officer
CSP Inc.

Boruch B. Frustajer
President
BBF Corp.

Stanford A. Fingerhood
Senior Vice President
Laidlaw Holdings, Inc.

John Ingram, PhD
Research Fellow
Schlumberger Limited

C. Shelton James
President
Fundamental Management Corp.

Sandford Smith
President and CEO
Repligen Corp.

OFFICERS
Samuel Ochlis
Chairman of the Board

David S. Botten
President and
Chief Executive Officer

Michael M. Stern
Vice President of Operations
and Treasurer

Gary W. Levine
Vice President of Finance
and Chief Financial Officer

James A. Waggett
Vice President of Advanced
Development

James E. Storer
Chief Scientist and
Vice President

Donald E. Johansen
Vice President of Business
Development

Dean Hanley
Clerk
Foley, Hoag & Eliot

CORPORATE OFFICE
CSP, Inc.
40 Linnell Circle
Billerica, Massachusets 01821
508 663-7598
508 663-0150 fax

GENERAL INFORMATION
General Counsel
Foley, Hoag & Eliot
Boston, Massachusetts

Transfer Agent
American Stock Transfer Co.
New York, New York

Auditors
KPMG-Peat Marwick LLP
Boston, Massachusetts

Stock Information
Stock Traded Over the Counter
NASDAQ Symbol: CSPI

FORM 10-K
A copy of the Company's Annual Report on Form 10-K for fiscal 1995 as filed with the Securities and Exchange Commission will be furnished without charge to any stockholder upon written request to the Vice President of Finance, CSP Inc. 40 Linnell Circle, Billerica, Massachusetts 01821.

(Back Cover)
CSPI
40 Linnell Circle
Billerica, Massachusetts 01821
508 663-7598
508 663-0150 fax