Form 10-K405, Exhibit 13
period 1996-08-30
CSP INC /MA/
filed 1996-11-27
CIK 356037

CSPI
1996 ANNUAL REPORT
Enlightening Technology

( 4-Color Picture)

CSPI
1996 Annual Report
     Table of Contents

          Introduction                            2
          Financial Highlights                    3
          Shareholders Letter                     4
          Embedded Computing                      6
          Vision Systems                          8
          Scanalytics                            10
          Financials                             12
          Auditor's Report                       31
          Corporate Information                  32

A NEW LEADER
CSPI welcomed Alexander R. Lupinetti as President and Chief Executive Off icer on September 30, 1996. Mr. Lupinetti is also a member of the Company `s Board of Directors. Alex comes to CSPI from Stratus Computer Inc. wher e he was a Sales Vice President. Alex has over twenty-nine years of diver sified experience in the high tech field, with a significant concentratio n in the sales and marketing area. He was with Stratus for nine years and most recently served as President of three software companies that Strat us had acquired. During that assignment he implemented a new strategic pl an, merged the companies and hired his successor. Prior to joining Stratus, Alex worked at IBM Corporation for 20 years. He was promoted to a vari ety of positions of increasing responsibility such as Northeastern Genera l Manager for the Engineering and Scientific division that included sales and product management for CAD-CAM and Vector Processors. We are confide nt that with Alex's experience and background, the Company has the leader ship necessary for future growth.



ENLIGHTENING TECHNOLOGY
CSPI was founded in 1968 by four engineers determined to build the fastes t computing engine in the world. Their vision became a reality with the d evelopment of the first array processor - a dense processing engine that uses multiple processors to provide hundreds of millions of mathematical calculations per second. This technology has become the core of CSPI's bu siness. Using this core technology the company has developed a set of pro ducts and services that provide people with greatly enhanced ways to see, hear and respond to the world around them.

Today, CSPI is a global suppl ier of computing systems and instruments for defense, medical, industrial and research applications requiring maximum computing power. Although CS PI's core business - fast, highly complex and powerful computer signal pr ocessing - has been very specialized, today its role
has  become   fundament  al  to   society.

In medical imaging CSPI delivers sophisticated diagnostic c apabilities for CT, MRI, PET and SPECT imaging machines. Because of CSPI technology these scans are faster and less invasive for patients, and les s costly for medical providers. With the Scanalytics Family of bio-resear ch imaging products, biologists can now see minute details of the cell ne ver seen before, enabling them to diagnose genetic disorders and fight ag ainst disease. Sorting packages has become faster and more accurate with the CSPI Vision Systems one- and two-dimensional machine readers. And, th ese are a small sample of the company's applications.

As world demands for faster, better and cheaper products and services grow, so does the need to integrate high performance computing into everyday applications. Incre asing needs and expectations for reliable, high density computing power a t low cost have challenged CSPI to create products that fit these applica tion needs.

With its Vision Systems and Scanalytics product groups, CSPI h opes to further integrate and strengthen its business based on the core t echnology. The company also plans to continue to enhance and grow its pro duct lines through development and strategic acquisition. And CSPI is com mitted to protect its customers' software investments by continuing to embrace standard technology platforms.

Computer signal processing has been a n important part of the computer industry for thirty years. As CSPI ends its 28th year in business it looks to the future as a supplier of product s and services - based on the speed and power of its computing processing expertise - that are designed to enhance, enlighten and protect the peop le who use and apply its products.





Financial Highlights
(Amounts in thousands, except per share data)


                                                            Fiscal year ended
                                                   August 30,                August 25,
Operating Statement Data:                            1996                       1995
Sales                                             $  16,520                  $ 18,526
Net Income                                              108                       385
Number of primary shares                              2,681                     2,795
Earnings per share                                $    0.04                  $   0.14

Balance Sheet Data:

Working capital                                   $  22,800                  $ 22,862
Total assets                                         29,536                    29,279
Total liabilities                                     3,732                     3,554
Shareholders' equity                              $  25,804                  $ 25,725




Common Stock Data
The Common Stock of the Company is traded in the over-the-counter market and is quoted on NASDAQ System under the symbol "CSPI". The following tab les set forth the range of closing high and low selling prices for the Common Stock as reported by NASDAQ.



Fiscal Year:                                                  1996                               1995
                                                     High              Low               High             Low
1st quarter                                          $ 9 1/2          $ 8 1/4          $ 9 3/8            $ 8 1/4
2nd quarter                                           10 1/8            8 3/4            8 3/4              7 1/8
3rd quarter                                           10 1/4            9                8 3/4              7
4th quarter                                            9 5/8            7 1/2            9 1/8              7 3/8



The Company has never paid cash dividends on its Common Stock. It is the policy of the Company to retain any earnings to finance and expand operat ions and the Company does not currently anticipate any changes in this policy.

                                                                               3
Annual Sales
($ in millions)

(FIGURES BELOW ARE USED IN A LINE GRAPH SHOWING ANNUAL SALES)

1992     16.03
1993     18.01
1994     19.46
1995     18.53
1996     16.52


Earning per Share
(Dollars)

(FIGURES BELOW ARE USED IN A LINE GRAPH SHOWING EARNINGS PER SHARE)

1992     .61
1993     .70
1994     .61
1995     .14
1996     .04

Net Income
($ in thousands)

(FIGURES BELOW ARE USED IN A LINE GRAPH SHOWING NET INCOME)

1992     1678
1993     1957
1994     1719
1995     385
1996     108



DEAR FELLOW SHAREHOLDERS

ANNUAL PERFORMANCE
Sales of $16.520 million were down by 11% due to the decline in revenue f or the machine code reader sold primarily to United Parcel Service (UPS). The Vision Systems sales were down by approximately $3 million which was offset by increased revenue from the Embedded Computing and Scanalytics products. Net income was $108K or earnings per share of $.04. The Company `s decline in profitability as compared to past performance was due to th e lower revenue; added expenses for the year including the departure of t he former President and CEO; termination of our operation in France; and additional R&D expenses in the embedded computer product group related to products due for release in Fiscal 1997. After losses in both the second and third quarter, we were able to achieve profitability in the final qu arter and for the year resulting in our 16th consecutive profitable year.



INVESTMENT IN THE FUTURE
The financial story for the last two years would not be complete without highlighting the focus on R&D. Our R&D philosophy focuses on changes in c urrent and new markets. Over the past year, CSPI has made offerings to the marketplaces of all three product groups. The following are some of the developments promising market and business growth:



EMBEDDED COMPUTING PRODUCT GROUP
- Release of the MAP 1310 and 1311 SHARC-based products

- Release of the VxWorks/SC, Real-Time Operating System

- Announcement of the MAP 2610, a Power PC based product

- Announcement of the MAP 2000 series, the next generation of MAP products based on a collaborative with California-based Myricom


SCANALYTICS PRODUCT GROUP
- Version 3.0 of the RFLPscan software for DNA fingerprinting

- Release of GELLAB II+ product for analysis of 2-D gels

- A new client-server configuration for the CELLscan system

   incorporating SuperCard-4XLs



VISION SYSTEMS PRODUCT GROUP
- Enhancements on current Vision Systems products

- R&D into new Vision Systems product offerings



1997 will see new software versions from Scanalytics as well as new hardw are options; Vision Systems continues to refine the design of the Lightni ng family of readers; and the Embedded Computing product group is embarki ng on a new generation of products to leapfrog available competitive prod ucts.


OUR STRENGTH IS OUR PEOPLE
We realize that the creative work and dedication of the CSPI team are res ponsible for our success. In this year of transition, everyone pulled tog ether to ensure that the quality of our products and services offered to our customers was always beyond question. We thank every member of the CS PI team for continuing our long history of quality and profitability.


In summary, I am pleased that Alex Lupinetti has joined us as the new Preside nt and Chief Executive Officer of CSPI. I am confident that under his lea dership we will introduce technologically superior products that will gro w our business in 1997 and the future.

Samuel Ochlis, Chairman of the Board
(4-COLOR PICTURE SHOWING ALEXANDER R. LUPINETTI AND SAMUEL OCHLIS)

(Photo caption Alexander R. Lupinetti, President & CEO and Samuel Ochlis, Chariman of the Board)


                                                                               5

EMBEDDED COMPUTING
(4-COLOR PICTURE)

[Large photo caption]

The Japanese Meteorological Agency detected a tornado using a Doppler rad ar system including a CSPI RTS-860 installed at the Narita airport in Jap an. Red indicates tornado-force winds.

6


CSP CORE PRODUCTS PROVIDE ENLIGHTENING TECHNOLOGY
CSPI's embedded computing products form the core of the company's product lines. This core technology uses multiple processors to perform high-spe ed arithmetic and is recognized throughout the industry for superior quality and performance. The SuperCard and MAP are the company's flagship pro ducts and are used to provide the processing for a wide range of real tim e applications, where maximum computing density is essential. The strength of this core technology has allowed CSPI to expand its product offering s across multiple markets.

Today, CSPI is a global supplier of computing s ystems and instruments for defense, medical, industrial and research appl ications requiring maximum computing power. Although CSPI's core business - real time, highly complex and powerful computerprocessing - has been v ery specialized, today its role is fundamental to society.


ANSWERING A NEED
Computing has become part of everyday life with today's personal computer s providing more computational power than the supercomputers of even five years ago. This has created a burgeoning need for a network solution tha t will tie them all together. In the signal processing market this need i s even greater as the intensity and performance requirements far exceed t hose of general business applications.

CSPI, in response to this need, wil l introduce a new ultra high performance, network-based signal computing product line. CSPI selected the Myrinet(TM) interprocessor network to impl ement the next generation of embedded computing products. Myrinet, a prod uct of Myricom, Inc., is specially designed for high-performance multicom puter systems. The new MAP series not only leapfrogs the current solution s on the market, but offers the growth potential associated with the Powe rPC architecture and the Myrinet technology.

CSPI is excited by the opport unity to provide our customers with such a powerful and unrivaled computi ng solution. The company believes this next generation of products will p rovide growth opportunities across new markets and its current customer b ase.

CSPI continues to successfully market the SuperCard family of produc ts, and also has introduced the MAP-1000 series of boards. These products continue to provide opportunities for CSPI to provide high quality and s uperior performance-based products to its customers.

                                                                               7



VISION SYSTEMS

LIGHTING THE WAY WITH CSPI TECHNOLOGY
Tracking packages through today's sortation and distribution centers dema nds fast, efficient and cost-effective automation. CSPI's Vision Systems product group answers this need with its Lightning family of readers. The readers are designed to read bar codes and MaxiCode, a dense 2-dimension al code, at the high conveyor speeds found in modern distribution centers 2E The readers utilize CSPI's core processing technology to provide the high-speed computing power which is necessary for today's belt speeds and sortation devices. It is this technology that enables packages to be sor ted and tracked reliably.


POISED FOR GROWTH
The superior field performance of the Lightning 500 has led the United Pa rcel Service to expand the product's implementation into additional distr ibution facilities around the country. In addition, the use of MaxiCode i s widening, as evidenced by the acceptance of industry standard groups su ch as ANSI. MaxiCode is now being written into shipping label specificati ons by domestic and international standards committees, and has been reco mmended as the preferred code for high-speed, over-the-belt applications.

CSPI believes that as one of the only suppliers of high-speed, over-the-b elt products that can read MaxiCode, it is well positioned to take advant age of the increasing popularity of the code and as a result sees an incr easing demand for its readers.

Lightning 500 readers have been sold into n ew markets in Europe and planned product enhancements are expected to inc rease customer satisfaction, reliability, and value, providing new opport unities in new markets and applications.


[Shaded caption]

There are now over 200 installations of Vision Systems Lightning 500 rea ders in UPS facilities.

8


(4-COLOR PICTURE)
VISION SYSTEMS
[Large photo caption]

Today's sortation and distribution centers demand fast, efficient and cos t-effective automation.


                                                                               9


SCANALYTICS

[Large photo caption]

CELLscan is used to aid in the study of how burns affect the functions of cells. These images help determine how cells survive such events. (Image courtesy of Drs. J. Bogan and H. Lin, Whitehead Institute, Cambridge, MA)



Applying Signal  Processing at the  Microscopic  Level

The Scanalytics product group has a highly focused use for CSPI's core technology - to probe th e microscopic world of the cell. The CELLscan product applies array proce ssors to the field of high-resolution fluorescence microscopy, and thus o pens new avenues for the study of living cells.

Through its Scanalytics p roduct group CSPI has given researchers studying the complex processes of neural signaling a tool that is fast and powerful enough to answer some of life's most fundamental biological questions. World renowned research fellows of the Howard Hughes Medical Institute working at Brown Universit y are using CELLscan to study the cell biology of neurons and hoping to a nswer questions about Alzheimer's disease and other neurological disorder
s. Scientists throughout the world are discovering the power of Scanalyti cs Exhaustive Photon Reassignment (EPR) algorithm as it uncovers informat ion in cells that was previously undetectable.

From Genetics to Forensics

The Human Genome Project has yielded new information on thousands of gene s and millions of DNA sequences. As a result, the study of genes, gene pr oducts, and their effects on normal and abnormal cell biology will now be come the focus of the entire genomic DNA field. Scanalytics has provided several software products to aid in the study of these data and now compl etes that product offering with the GELLAB II+ software.

Meanwhile, RFLPscan FE (Forensic Edition) is making inroads in the fast growing field of D NA typing for forensics. This version of the software enables forensics l abs around the world to interface with the FBI's DNA fingerprint database through the CODIS (combined DNA indexing system) software. Filtered and refined through Scanalytics products, this complex data becomes useful in formation shedding new light on old problems.


GROWING THE BUSINESS
In the last year Scanalytics has implemented an aggressive schedule of ne w product releases including new versions of its GELLAB and RFLPscan prod ucts, and a major upgrade to the CELLscan system that provides customers with aclient-server solution utilizing the compute powers of CSPI SuperCa rd-4XLs.

Through strategic partnerships, OEM relationships and an internat ional network of distributors, Scanalytics will make its software package savailable to researchers around the world in a variety of disciplines. Scanalytics' reputation as a supplier of premium solutions for biological imaging is attracting new opportunities in the research, forensic, and clinical diagnostic markets.

(4-COLOR PICTURE)

[Small photo caption]

A focused point of light (at center, in white) blurring as a microscope views it from increasing distances. CELLscan's algorithm restores microscopic details for a more accurate representation of the cell.



                                                                              11


(2-COLOR PICTURE)





FINANCIAL STATEMENTS
Sales for the 1996 fiscal year were $16.520 million. Net income was $108 thousand or earnings per share of $.04, which extends the string of profitable years to sixteen.



[Shaded Caption]
Enlightening Technology


                                                                              13


CSP Inc. and Subsidiaries Selected Financial Data
(Amounts in thousands, except per share data)


                                                         Fiscal year ended August
                               1996             1995              1994               1993             1992


Sales                      $ 16,520         $ 18,526          $ 19,460          $ 18,015          $ 16,035
Costs and expenses           17,169           18,725            17,425            15,544            14,531
Operating income (loss)        (649)            (199)            2,035             2,471             1,504
Other income                    886              821               478               426               719
Income before income taxes      237              622             2,513             2,897             2,223
Income taxes                    129              237               794               940               545
Net income                 $    108         $    385          $  1,719          $  1,957          $  1,678

Earnings per share:        $   0.04         $   0.14          $   0.61          $   0.70          $   0.61

Weighted average number
of common shares              2,681            2,795             2,823             2,789             2,753

Balance Sheet Data:


Working capital            $ 22,800         $ 22,862          $ 23,085          $ 21,873          $ 19,831
Total assets                 29,536           29,279            29,936            27,853            24,973
Long term obligations         2,093            1,943             1,804             1,746             1,524
Total liabilities             3,732            3,554             3,695             3,539             2,777
Retained earnings            17,332           17,224            16,839            15,120            13,163
Shareholders' equity         25,804           25,725            26,241            24,314            22,196





Management's Discussion and Analysis of Financial Conditions and Results of Operations Results of Operations:

The following table sets forth certain information which is based on Operating Statement Data:



                                              Percentage of sales            Period to period
                                           fiscal year ended August   dollar changes (in thousands)
                                           ------------------------   -----------------------------
                                            1996      1995     1994      1996             1995
                                                                      Compared to      Compared to
                                                                         1995              1994

Sales                                       100.0%    100.0%   100.0% $ (2,006)         $ (934)

Costs and expenses:

  Costs of sales                             40.3%     44.1%    40.0%   (1,502)            381
  Engineering and development                20.1%     16.7%    14.5%      226             265
  Marketing and sales                        32.0%     27.0%    24.4%      291             246
  General and administrative                 11.5%     11.1%    10.6%     (155)             (8)
  Restructuring                                 -       2.2%     -        (416)            416
    Total costs and expenses                103.9%    101.1%    89.5%   (1,556)          1,300

Operating income (loss)                     (3.9)%    (1.1)%    10.5%     (450)         (2,234)

Other income                                  5.4%      4.5%     2.4%       65             343
Income before taxes                           1.5%      3.4%    12.9%     (385)         (1,891)
Income taxes                                  0.8%      1.3%     4.1%     (108)           (557)
Net income                                    0.7%      2.1%     8.8%   $ (277)       $ (1,334)




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

Results of Operations -1996 Compared to 1995:

The Company's sales decreased by approximately 11% to $16,520,000 from $18,526,000. The Embedded computer products accounted for 78% of total revenue during the fiscal year 1996. The SuperCard family of products continues to represent the major source of revenue accounting for approximately 71% of total sales, an increase of 19% over the prior fiscal year. This increase in sales was due in part to increased procurement of SC-4/4XL, C3/3XL and SC-2 to various COTS (commercial-off-the-shelf) programs, some of which were delayed from the Prior fiscal year, plus the award of new programs and increased shipments to OEM customers. COTS programs were the major source of revenue accounting for approximately 33% of total sales for the fiscal year.

Sales of the machine code reader for United Parcel S ervice (UPS) represented 6% of total sales for the year. This was a significant reduction of approximately $3,000,0000 in shipments from the prior year. In fiscal year 1995 the balance ($3.8 million) of the procurement for $6.2 million of machine code readers was shipped for the new UPS Chicago Facility.

Scanalytics products (Bio-technology instrument product gro up) sales represented approximately 16% of total revenues. This was a 22% increase over the prior fiscal year. The increase in sales was due to th e increase in shipments of the CELLscan and software package products , w hich represented approximately 48%, and 24% of total revenue for Scanalyt ics. The sales of application specific software modules (DNAScan, RFLPSca n, and Gel analysis) increased by 48% over the prior year. CELLscan produ ct sales were approximately 121% higher than the prior year.

North America n sales represent 88% of total sales, an increase of 2% over the prior ye ar. This was due to the continued procurement of SuperCard by the US mili tary and OEM customers, and increased domestic shipments of Scanalytics p roducts . The sales of both Embedded computer and Scanalytics products to Japan increased by 48% over the prior fiscal year. Sales to other intern ational geographic areas decreased due to the decline in military procure ment and slow economic conditions in the Foreign market segments CSPI pro ducts are sold into.


Cost of sales as a percentage of sales decreased to 40%. This was a decrease of 4% over the prior fiscal year and was due primarily to a change inproduct mix with increased revenue from Embedded computer and Scanalytics business' which have lower per unit costs of goods sold compared to the machine code readers. The Company's improved cost of sales could have been even better but the decline in sales volume did not allow the efficiency needed to lower our indirect manufacturing costs. In addition, the continuing competitive pressures in the Embedded computer business from our direct competitors required larger discounts to secure the successful award of some business with both new and existing customers. The Company will continue to take steps to lower the manufacturing overhead and improve the overall manufacturing efficiency in order to lower the cost of goods sold. The future cost of sales as a percent of sales will not increase significantly from the levels we have currently experienced unless there isa significant change in the mix of products sold.


Engineering and development expenditures increased by approximately 7% fr om the prior fiscal year. The major portion of the increase was for outsi de services and the purchase of new equipment and software for the development of the next generation of Embedded computer products, new MAP produ cts, to be initially shipped during fiscal year 1997. Expenses for the im provement of the machine code reader product for Vision Systems doubled b ut only represented 8% of the total engineering and development expenses. Scanalytics expenses were approximately the same amount as the prior year.


Sales and marketing expenses increased by 6% from the previous fiscal year. The Scanalytics and Vision Systems products were the primary reason for the increase. These expenses increas ed 20% and 24% over the prior year. The Vision Systems increase was for expenses to expand its customer base which included literature, advertising, trade shows and other direct sales expenses which resulted in orders from a half dozen customers. The Scana lytics increase in expenses was due in part to the addition of two employ ees for customer support, additional sales commission related to increase d sales revenue, and advertising and promotion programs for the CELLscan and modular software packages. The Embedded computer products expenses we re reduced by approximately 4% from the prior year. The reduced expenses were due to cuts in staff in the France and domestic operations and lower commission due to the reduced sales volume.


General and administrative expense were reduced by 8% compared to the pri or fiscal year. There were a number of one time expenses this fiscal year related to the termination of the CEO and President and costs incurred t o hire the new President and CEO. These expenses represented about 15% of the total general and administrative expenses.

Other income increased by 8% over the prior year due primarily to an incr ease in interest income. The Company continued to invest a larger percent age of its cash in taxable instruments which have a higher rate of return on a pre-tax basis than in prior years.

The Company's effective tax rate was greater than the statutory rates for both federal and state taxes since all of our French subsidiary operation loss of approximately $213,000 could n ot be deducted from either federal or state taxes. We have closed our Fre nch operation but were not able to benefit from the losses of the foreign operation. The lower foreign sales did not allow for any tax benefit fro m our Foreign Sales Corporation (FSC).

Results of Operations -1995 Compared to 1994:

Sales of $18,526,000 was the second highest in the Company's history. The SuperCard family of products continues to represent the major source of revenue accounting for 51% of total sales . The decrease in sales from th e prior fiscal year was due in part to delays in procurement of SC-4/4XL and SC-3/3XL, and to lower sales of COTS (commercial-off-the-shelf) progr ams to the United States military. COTS programs continue to be a major source of revenue accounting for approximately 35% of total sales for the fiscal year.


Sales of the machine code reader for United Parcel Service (UPS) represented 21% of total sales for the year. These shipments represented the balance of the overall procurement received from UPS in the prior fiscal year.

Sales of older products such as MAP-4000 and MiniMap represented only 4% of total sales.


RTS-860 real-time systems represented approximately 7% of sales. This rep resented an increase of 73% over the prior year.



Scanalytics sales represented approximately 12% of total revenues. This was a 50% increase over the prior fiscal year. The increase in sales was due to the increased shipments of Ambis, CELLscan, and software package products, which represented approximately 48%, 26%, and 19% of total revenue for Scanalytics.


North American sales represent 86% of total sales. This was a 3% increase in percentage of total sales over the prior year. This was due to the shipments to UPS, continued procurements of SuperCard by the US military, and increased domestic shipments of Scanalytics products. The other geographic areas had decreases in sales due to the decline in military procurement and slow economic recovery in the foreign markets.

Cost of sales as a percentage of sales increased to 44%. This was an increase of 4% over the prior fiscal year and was due primarily to product mix with increased amount of Vision Systems and Scanalytics business which have higher per unit costs of goods sold . There were other factors which accounted for some of the additional expenses for the cost of goods sold such as increased competition, six months of cost running the San Diego Ambis anufacturing operation (which was c losed down in February 1995 as part of the restructuring) and inventory write off of obsolete goods. The Company had inventory write downs of obso lete materials of approximately $167,000.


Engineering and development expenditures increased by approximately 9% fr om the prior fiscal year. The major portion of the increase was for outsi de services and purchase of new equipment and software in the development of our ASIC (Application Specific Integrated Circuit) for the Embedded c omputer products and improvement of the machine code reader product for V ision Systems. Scanalytics expenses were reduced by 8% from the prior year primarily due to reductions in staff.

Sales and marketing expenses increased by 5% from the previous fiscal yea r. Scanalytics increased their expenses 40% over the prior year and Visio n Systems, which was in its initial year of operation, represented 11% of the overall expenses in the sales and marketing area. The major portion of the Vision Systems increase was due to the transfer of personnel, star t up expenses which included literature, advertising, trade shows and oth er normal operating expenses. The Scanalytics increase in expenses was du e in part to the addition of four employees for customer support, sales a nd marketing personnel added as part of the AMBIS purchase, additional sa les commission for the increased sales, and advertising and promotion pro grams for the CELLscan and modular software packages. The Embedded comput er expenses were reduced by approximately 19% from the prior year. The re duced expenses were due to reorganizing the French sales office, staff re ductions in marketing and field operations (both from attrition and restr ucturing), and decreased advertising and commission due to the reduced sales volume.


The Company restructured and consolidated operations in November 1994. The restructure was required due to the change in mix of the Company's business to lower margin products sold by Vision Systems and Scanalytics. The Company cut it's work force by seventeen employees, relocated its French subsidiary and closed the San Diego manufacturing operation. The Company estimated the restructure to be $409 ,000 and the actual amount was $416,000, of which $288,000 represented se verance costs and the remaining $128,000 was due to the closure of the Sa n Diego manufacturing operation. These charges reduced the overall operat ing expenses of the Company by over $1,000,000.


General and administrative expenses were approximately at the same level as the prior fiscal year. There were increased expenses related to the De partment of Commerce (DOC) settlement which was $82,000 expense in this fiscal year (an additional $50,000 was accrued in the prior year for a tot al of $132,000) and additional legal, merger and acquisition,

other  outsi  de  services,   and  expenses  in  the  implementation  of  a  new
manufacturing and accounting system which were offset by reduction in bonus expenses .


Other income increased by 72% over the prior year which was due primarily to the increase in interest income. The Company invested a larger percen tage of its cash in taxable investments during the year due to its lower anticipated operating revenues from our normal non-taxable investment pro curements. The taxable securities have a higher rate of return on a pre-t ax basis thus the increase in investment income.

The Company's effective tax rate increased from the statutory rates for b oth federal and state taxes due to fact that the loss of $202,000 from ou r French subsidiary operation (a French corporation) could not be deducted from either federal or state taxes. There were some benefits from our s tatutory rates for tax-exempt investment income, the Foreign Sales Corporation, and research and development credits.

Financial Position, Capital Resources and Liquidity:

The Company's solid financial position continued in fiscal year 1996. The Company's working capital of $22,800,000 at August 30, 1996 decreased by $62,000 from the prior fiscal year. During the fiscal year the Company r epurchased 28,000 shares of its own common stock for $253,000 leading to the reduced working capital. The Working capital decreased by $223,000 to $22,862,000 at August 25, 1995, from $23,085,000 on August 26, 1994. The Company accounts receivable increased by $214,000 to $4,147,000 which is due to the large number of shipments in the month of August rather than because of slow collection at August 30, 1996. The Company's inventory in creased to $2,405,000 from $2,150,000 which was due to materials needed t o complete orders for UPS. The Company's cash and marketable securities d ecreased by approximately $496,000. The inventory levels will be maintain ed more in line with industry levels and we will continue to improve the inventory turn levels.

The Company spent $1,144,000, $988,000, and $771,000, on capital improvem ents during fiscal years 1996, 1995, and 1994.

Management believes that all the Company's current and foreseeable needs can be met through working capital generated by operations and investments.

Inflation and Changing Prices:

Management does not believe that inflation and changing prices had a sign ificant impact on sales, revenues or income from continued operations dur ing fiscal 1996, 1995 and 1994. There is no assurance, however, that the Company's business will not be materially and adversely affected by infla tion and changing prices in the future.

Factors That May Affect Future Performance:

This document contains forward-looking statements based on current expect ations that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include the following: g eneral economic conditions and growth rates in the peripherals and comput er products, biological instruments and machine code reader industries; c ompetitive factors and pricing pressures; changes in product mix; changes in the seasonality of demand patterns; the timely development and accept ance of new products; inventory risks due to shifts in market demand; and component constraits and shortages.


CSP INC. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS


August 30, 1996 and August 25, 1995
(Dollars in thousands, except for par value)

                                                                    August 30,                August 25,
                                                                       1996                      1995

ASSETS
Current assets:
  Cash and cash equivalents                                           $  10,928                $  11,069
  Marketable securities (Note 2)                                          6,127                    6,482
  Accounts receivable, net                                                4,147                    3,933
  Inventories (Note 3)                                                    2,405                    2,150
  Deferred income taxes (Note 4)                                            481                      368
  Prepaid expenses                                                          351                      471
     Total current assets                                                24,439                   24,473


Property, equipment and improvements, net (Note 5)                        3,607                    3,470

Other assets:
  Land held for future development                                          163                      163
  Deferred income taxes (Note 4)                                            409                      355
  Other assets                                                              918                      818
  Total other assets                                                      1,490                    1,336
     Total assets                                                     $  29,536                $  29,279


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued expenses (Note 6)                          1,425                    1,461
  Income taxes payable                                                      214                      150
    Total current liabilities                                             1,639                    1,611
Deferred compensation and retirement plans (Note 8)                       2,093                    1,943
Commitments and contingencies (Note 9)
Shareholders' equity: (Notes 7 and 9)
  Common stock, $.01 par, authorized, 7,500,000
    shares: issued 2,957,284 and 2,922,034 shares                            29                       29
  Additional paid-in capital                                             10,411                   10,187
  Retained earnings                                                      17,397                   17,289
                                                                         27,837                   27,505
  Less treasury stock, at cost, 301,314 and 273,314 shares (Note 9)       2,033                    1,780
    Total shareholders' equity                                           25,804                   25,725
      Total liabilities and shareholders' equity                      $  29,536                $  29,279



See accompanying notes to consolidated financial statements.


CSP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended  August 30,  1996,  August 25, 1995 and August 26, 1994

(Amounts in thousands, except for per share data)


                                                          1996                       1995              1994

Sales (Note 10)                                      $  16,520                  $  18,526         $  19,460
Costs and expenses:

  Cost of sales                                          6,655                      8,157             7,776
  Engineering and development                            3,325                      3,099             2,834
  Marketing and sales                                    5,284                      4,993             4,747
  General and administrative                             1,905                      2,060             2,068
  Restructuring (Note 11)                                    -                        416                 -
    Total costs and expenses                            17,169                     18,725            17,425


Operating income (loss)                                   (649)                     (199)             2,035
Other income (expense):

  Dividend income                                           23                        13                 25
  Interest income                                          869                       804                475
  Interest expense                                         (24)                      (50)               (31)
  Other                                                     18                        54                  9
     Total other income                                    886                       821                478

Income before income taxes                                 237                       622              2,513
Income taxes (Note 4)                                      129                       237                794

  Net income                                            $  108                    $  385           $  1,719

Earnings per share                                     $  0.04                   $  0.14            $  0.61

Weighted average shares outstanding                      2,681                     2,795              2,823




See accompanying notes to consolidated financial statements.


CSP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years ended  August 30,  1996,  August 25, 1995 and August 26, 1994

(Dollars in thousands)


                                                                                                    Total
                                    Common stock       Paid-in      Retained       Treasury      shareholders'
                                    Shares  Amount     Capital      earnings        stock           equity

Balance, August 27, 1993          2,877,609 $  29     $  9,928      $  15,185      $  (828)        $ 24,314
 Net income                          -          -            -          1,719            -            1,719
 Exercise of stock options           34,800     -          208              -            -              208
Balance, August 26, 1994          2,912,409    29       10,136         16,904         (828)          26,241
 Net income                               -     -            -            385            -              385
 Exercise of stock options            9,625     -           51              -            -               51
 Purchase of treasury stock               -     -            -              -         (952)            (952)
Balance, August 25, 1995          2,922,034    29       10,187         17,289       (1,780)          25,725
 Net income                               -     -            -            108            -              108
 Exercise of stock options           35,250     -          224              -            -              224
 Purchase of treasury stock               -     -            -              -         (253)            (253)
Balance, August 30, 1996          2,957,284  $ 29     $ 10,411      $  17,397      $(2,033)        $ 25,804




See accompanying notes to consolidated financial statements.


CSP INC. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended  August 30,  1996,  August 25, 1995 and August 26, 1994

(Dollars in thousands)


                                                              1996               1995             1994

Cash flows from operating activities:
Net Income                                                $     108          $     385        $    1,719
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
  Depreciation and amortization                                 983                792               658
  Deferred compensation and retirement plans                    150                139                58
  Deferred income taxes                                        (167)               (19)             (109)
  Other                                                          24                  -               (13)
  Changes in current assets and liabilities:
    (Increase) decrease in accounts receivable, net            (214)             1,151            (2,232)
    (Increase) decrease in inventories                         (255)             1,042            (1,291)
    (Increase) decrease in prepaid expenses                     120                237              (314)
     Decrease in accounts payable and accrued expenses          (36)              (228)             (120)
     Increase (decrease) in income taxes payable                 64                (52)               70
     Net cash provided by (used in) operating activities        777              3,447            (1,574)

Cash flows from investing activities:
  Purchase of marketable securities                        (188,892)          (159,099)         (130,013)
  Sales of marketable securities                            189,247            159,674           129,519
  Business acquired                                               -                  -              (496)
  Property, equipment and improvements                       (1,144)              (988)             (771)
  Other                                                        (100)               380              (738)
    Net cash used in investing activities                      (889)               (33)           (2,499)

Cash flows from financing activities:
  Proceeds from stock options                                   224                 51               208
  Purchase of treasury stock                                   (253)              (952)                -
    Net cash provided by (used in) financing activities         (29)              (901)              208
    Net increase (decrease) in cash                            (141)             2,513            (3,865)
Cash and cash equivalents, beginning of year                 11,069              8,556            12,421
Cash and cash equivalents, end of year                    $  10,928        $    11,069        $    8,556

Supplementary cash flow information:
  Cash paid for income taxes, net                         $     183        $       323        $      893
  Cash paid for interest                                          -        $        50        $       31
  Business acquired                                                                           $      645
  Less liabilities assumed                                                                           149
  Cash paid                                                                                   $      496




See accompanying notes to consolidated financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For years ended August 30, 1996, August 25, 1995 and August 26, 1994

ORGANIZATION AND BUSINESS
The Company designs, manufactures and markets embedded processors which a re small, low power special-purpose computers which enhance a system's ab ility to perform high-speed arithmetic. The Company also develops and mar kets turnkey image analysis workstations targeted toward the biological s ciences and industrial bar-code readers.


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year:

The Company's fiscal year end is on the last Friday in August.

Principles of Consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transact ions have been eliminated.

Marketable Securities:

Investments consist of corporate bonds and notes, government agency bonds, equity securities, and money market funds. Most investments mature within a two year period. The Compa ny classifies its marketable securities as held-to-maturity based on its ability and intent to hold these securities until maturity. Held-to-matur ity securities are recorded at amortized cost, which approximates market value.

Interest income is accrued as earned. Dividend income is recognized as income on the date the stock trades "ex-dividend". The cost of marketable securities sold is determined on the specific identification method and realized gains or losses are reflected in income.


Inventories:

Inventories are stated at the lower of cost or market; cost being determi ned principally by use of the average-cost method, which approximates the first-in, first-out method.

Property, Equipment and Improvements:

The components of property, equipment and improvements are stated at cost. The Company provides for depreciation by use of the straight-line met hod over the estimated useful lives of the related assets.

Product Warranty:

The Company ordinarily provides a one year warranty. In addition, certain major customers are granted extended warranties. The Company accrues est imated warranty costs at the time of sale.

Revenue Recognition:

Revenues from product sales are recognized at the time of shipment.

Engineering and Development Expenses:

Engineering and development expenditures for company-sponsored projects a re charged to expenses as incurred.

Income Taxes:

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the f inancial statement carrying amounts of existing assets and liabilities an d their respective tax bases and operating loss and tax credit carry forw ards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those tem porary differences are expected to be recovered or settled.


Earnings Per Share of Common Stock:

Earnings per share are based on the weighted average number of shares out standing during the period. The effect of outstanding stock options is ex cluded from the computation because the dilutive effect is not material.


Use of Estimates:

The preparation of consolidated financial statements in conformity with g enerally accepted accounting principles requires management to make estim ates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expens es during the reporting period. Actual results may differ from those esti mates.

New Accounting Pronouncement:

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which established financ ial accounting and reporting standards for stock-based employee compensat ion plans. Companies are encouraged, rather than required, to adopt a new method that accounts for stock compensation awards based on their fair m arket value using an option pricing model. Companies that do not adopt th is new method will be required to make pro forma footnote disclosures of net income as if the fair value-based method of accounting required by SF AS No. 123 had been applied. The Company is required to adopt SFAS No. 12 3 beginning in fiscal 1997. Adoption of this pronouncement is not expecte d to have a material impact on the Company's financial position or result s of operations because the Company intends to make pro forma footnote diclosures instead of adopting the new accounting method.

Reclassification:

Certain reclassification were made to the 1995 and 1994 financial statements to conform to the 1996 presentation.

2. MARKETABLE SECURITIES

At August 30,1996 and August 25, 1995, marketable securities consisted of the following:


(In thousands)                                       1996               1995

Marketable equity securities, at cost              $    262         $    296
Less: valuation allowance                                 2                9
Marketable equity securities, at market                 260              287
Bonds and municipal revenue notes, at cost            5,612            5,787
Money market funds and commercial paper                  59              118
U.S. treasury bills                                     196              290
  Total                                            $  6,127         $  6,482




Assets of  $635,000  and  $686,000  at August 30,  1996 and August 25,  1995,  r
espectively, are held in a rabbi trust and generally are available only t o pay certain retirement benefits of a former employee.


3. INVENTORIES

Inventories consist of the following:


(In thousands)                                                 1996                      1995

Raw materials                                                $  1,083                   $  851
Work-in-process                                                   739                      822
Finished goods                                                    583                      477


  Total                                                      $  2,405                   $2,150



4. INCOME TAXES

Reconciliations of expected income tax expense to actual income tax expen se are as follows:



(In thousands)                                                 1996              1995            1994

Computed expected tax expense                                 $  81    34.0%  $  211  34.0%    $ 854    34.0%
Increases (reductions) in taxes resulting from:
  Dividend exclusion                                             (6)   (2.5)     (42)   (6.8)      -       -
  Tax exempt interest                                           (64)  (27.0)     (74)  (11.9)   (133)   (5.3)
  Research and experimentation and investment tax credits         -       -      (37)   (5.9)   ( 89)   (3.5)
  State income taxes, net of federal tax benefit                 (7)   (2.9)      47     7.6     148     5.9
Non-taxable FSC earnings                                          -       -      (26)   (4.2)    (29)   (1.2)
French subsidiary loss                                           72    30.4      165    26.4       -       -
Change in valuation allowance                                    25    10.6       32     5.2       -       -
Other items                                                      28    11.9      (39)   (6.3)     43     1.7
Income tax expense                                            $ 129    54.5%  $  237    38.1%  $ 794    31.6%



For the years ended August 30, 1996 and August 25, 1995 temporary differences which give rise to deferred tax assets (liabilities) are as follows:


                                                              1996                      1995
Deferred tax assets:
   Deferred compensation                                   $    893                   $   834
   Other accruals                                               195                       118
   Bad debt reserves                                             41                        41
   Inventory capitalization and reserves                        210                       192
   Unrealized loss on securities                                 42                        43
     Gross deferred tax assets                             $  1,381                   $ 1,228
     Less: valuation allowance                                 (342)                     (317)
   Deferred tax asset less valuation allowance             $  1,039                   $   911

Deferred tax liability:
   Accumulated depreciation                                    (149)                     (188)
   Net deferred tax asset                                  $    890                   $   723




The valuation allowance was $342,000 and $317,000 at August 30, 1996 and August 25, 1995. The valuation allowance was established due to the long term nature of certain deferred compensation and retirement obligations for which the tax benefit will be realized over an extended period of time. In assessing the realizability of deferred tax assets, management con siders whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the p eriods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at August 30, 1996.

The Deferred tax assets account include Massachusetts res earch credits of $73,000 which if not utilized will begin to expire at the end of August, 2010.




The provisions for income taxes are comprised of the following:


(In thousands)                                                1996              1995             1994

Current:
  Federal                                                  $  267            $  232           $  695
  State                                                        28                24              208
                                                           $  295            $  256           $  903
Deferred:
  Federal                                                    (128)              (15)             (85)
  State                                                       (38)               (4)             (24)
                                                             (166)              (19)            (109)
                                                           $  129            $  237           $  794





5. PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET

Property, equipment and improvements, net consist of the following:


(In thousands)                                        1996                      1995

Land                                              $    587                    $   587
Building and improvements                            1,356                      1,334
Equipment                                           10,499                      9,375
Automotive equipment                                    17                         79
                                                    12,459                     11,375

Less accumulated depreciation
and amortization                                     8,852                      7,905
Property, equipment and
improvements, net                                 $  3,607                    $ 3,470




6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:


(In thousands)                                                 1996                     1995

Accounts payable                                             $    402                  $    606
Commissions                                                        99                       113
Compensation and fringe benefits                                  616                       341
Customer advances                                                 134                       163
Professional fees and shareholders'
reporting services                                                 93                       108
Taxes, other than income                                           11                        36
Other, individually less than
  5% of current liabilities                                        70                        94
                                                             $  1,425                  $  1,461



During 1994 the Company was notified by the Department of Commerce (DOC) about possible violations of certain export regulations during the period September 15, 1990 to July 6, 1991. The Company has reached an agreement with the DOC subject to final documentation, pursuant to which the Company will incur a penalty of $160,000 of which $132,000 was paid during fiscal year 1996, and $28,000 will be suspended if the Company complies with export regulations for a period of one year. The Company has accrued the amount to be paid in the agreed upon settlement at August 25, 1995.


7.       STOCK OPTIONS

In 1991, the Company adopted the 1991 Stock Option Plan covering 250,000 shares of common stock. Under the Plan, both incentive stock options and non-qualified stock options may be granted to officers, key employees and other persons providing services to the Company. The stock option plan p rovides for issuance of options at their fair market value on the date of grant. These options vest over a period of five years and expire ten yea rs from the date of grant. In addition, up to 20,000 shares are allocated for annual non-discretionary grants of 1,000 shares each to non-employee directors of the Company who are serving on the last business day of Jan uary in each year.

The 1991 Plan supersedes three earlier plans, each of which was terminated in 1991.

The following is a summary of common stock option activity for the three years ended August 30, 1996:


                                                          Number of Shares

                                        Option                 1991             1987    1981
                                        prices                 Plan             Plan    Plan              Total
Outstanding  August 27,1993         $ 5.00 - $ 10.75          105,525           6,000   150,425           261,950
Granted                             $ 9.50                      4,000               -         -             4,000
Exercised                           $ 5.00 - $  9.00             (500)              -   (34,300)          (34,800)
Expired & terminated                $ 9.00 - $ 9.125           (2,000)              -         -            (2,000)

Outstanding  August 26,1994         $ 5.00 - $ 10.75          107,025           6,000   116,125           229,150
Granted                             $7.625 - $  8.50           49,000               -      -               49,000
Exercised                           $ 5.00 - $ 6.625                -               -    (9,625)           (9,625)
Expired & terminated                $ 5.00 - $ 10.75          (17,975)         (6,000)   (2,375)          (26,350)

Outstanding  August 25,1995         $ 5.00 - $ 10.75          138,050               -   104,125           242,175
Granted                             $8.875                      6,000               -         -             6,000
Exercised                           $ 5.00 - $  6.63                -               -   (35,250)          (35,250)

Expired and terminated              $ 5.00 - $ 10.75          (59,150)              -      (625)          (59,775)
Outstanding  August 30,1996         $ 5.00 - $  9.75           84,900               -    68,250           153,150
Available for future grants          -                        165,100               -         -           165,100
Exercisable                         $ 5.00 - $ 9.75            49,088               -    68,250           117,338



8. DEFERRED COMPENSATION AND RETIREMENT PLANS

The Company has a 401(k) Retirement Plan under which the Company matches a portion of the employee's contributions and may make discretionary contributions to the plan. All e mployees with one year of continuous service are eligible for the plan. All Company contributions are fully vested. Contributions by the Company were $145,000, $122,000, and $167,000 for 1996, 1995 and 1994, respectiv ely.

The Company has a Supplemental Retirement Plan for certain employees that provides for payments (generally over 15 years) upon retirement, death o r disability. The annual benefit is based upon a percentage of salary at the inception of the plan, plus an annual percentage increase, plus inte rest. In addition, the Company adopted deferred compensation plans for k ey executives that provide for payments, over a ten-year period, upon ret irement, death or disability based upon a percentage of salary at that ti me. The charge to expense for the plans for 1996, 1995 and 1994 amounted to $277,000, $207,000 and $160,000 respectively.


9. COMMITMENTS AND CONTINGENCIES

Leases:

The Company occupies office space under lease agreements expiring at vari ous dates during the next five years. The leases are classified as operat ing leases, and provide for the payment of real estate taxes, insurance, utilities and maintenance.

At August 30, 1996, the Company was obligated under noncancelable operati ng leases as follows:


Fiscal year ending August:                  Operating leases
                                            (In thousands)
1997                                        $  38
1998                                        $  23
1999                                        $  23
2000                                        $  23
2001                                        $  11



Occupancy costs under the operating leases approximated $52,000 in 1996, $76,000 in 1995, and $76,000 in 1994.

Stock Repurchase:

On October 9, 1986 the Board of Directors authorized the Company to repur chase up to 282,723 of the outstanding stock at market prices. On Septemb er 28, 1995, the Board of Directors authorized the Company to repurchase up to 150,000 additional shares of the outstanding stock at market prices. The timing of stock purchases are madeat the discretion of management. At August 30, 1996, the Company has repurchased 301,314 or 70% of the total authorized to be repurchased.

10. SALES BY MAJOR CUSTOMERS AND GEOGRAPHIC AREAS

Sales to individual customers constituting 10% or more of total sales wer e as follows:


(In thousands)                                              1996                         1995                     1994

Customer A                                           $ 3,394       21%                  -        -                -      -

Customer B                                                 -        -                $ 3,948     21%        $  3,348    17%

Customer C                                                 -        -                    -        -         $  2,639    14%




The Company anticipates that, for the foreseeable future, a significant p ercentage of its sales will be dependent upon a relatively small number o f customers.


The Company's sales by geographic area are as follows:


(In thousands)                                       1996              1995             1994

North America                                     $ 14,474          $ 15,992         $ 16,234
Far East                                             1,407               953            1,299
Europe                                                 574             1,207            1,392
Other                                                   65               374              535
Totals                                            $ 16,520          $ 18,526         $ 19,460




11. RESTRUCTURING EXPENSES
In November 1994 the Company accrued approximately $409,000 of the estima ted costs to be incurred in consolidating its manufacturing operations an d reducing its workforce. Actual costs incurred of approximately $416,000 are comprised of severance costs of $288,000, and $128,000 for closing t he San Diego manufacturing operation.



INDEPENDENT AUDITORS' REPORT
Board of Directors and Shareholders of CSP Inc.:

We have audited the accompanying consolidated balance sheets of CSP Inc. and subsidiaries as of August 30, 1996 and August 25, 1995 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended August 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as wel l as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSP Inc. and subsidiaries as of August 30, 1996 and August 25, 1995, and the results of their operations and their cash flows for each of the years in the three year period ended August 30, 1996, in conformity with generally accepted accounting principles.


KPMG PEAT MARWICK LLP

October 1, 1996
Boston, Massachusetts




CORPORATE INFORMATION

DIRECTORS
Samuel Ochlis
Chairman of the Board, CSP Inc.

Alexander R. Lupinetti President & CEO, CSP Inc.

Boruch B. Frustajer
President, BBF Corp.

Stanford A. Fingerhood
Senior VP, Laidlaw Holdings, Inc.

John Ingram, PhD
Research Fellow, Schlumberger Ltd.

C. Shelton James
President,

Fundamental Management Corp.

Sandford Smith
President,

Specialty Therapeutics Genzyme, Corp.
Officers

Samuel Ochlis
Chairman of the Board

Michael M. Stern
VP of Operations & Treasurer

Gary W. Levine
VP of Finance & CFO

James A. Waggett
VP of Embedded Computing


PRODUCT GROUP
James E. Storer
Chief Scientist & VP

Dean Hanley
Clerk, Foley, Hoag & Eliot


CORPORATE OFFICE
CSP, Inc.
40 Linnell Circle
Billerica, MA 01821
Tel. (508) 663-7598
Fax (508) 663-0150


GENERAL INFORMATION
General Counsel
Foley, Hoag & Eliot - Boston, MA

Transfer Agent
American Stock Transfer Co. - NY, NY

Auditors
KPMG-Peat Marwick LLP - Boston, MA

Stock Information
Stock Traded Over the Counter
NASDAQ Symbol: CSPI



FORM 10-K
A copy of the Company's Annual Report on Form 10-K for fiscal year 1996 a s filed with the Securities and Exchange Commission will be furnished wit hout charge to any stockholder upon written request to the Vice President of Finance, CSP Inc., 40 Linnell Circle, Billerica, MA 01821.


