Form 10-K405, Exhibit 13
period 1997-08-29
CSP INC /MA/
filed 1997-11-26
CIK 356037

                         CSP, INC. 1997 ANNUAL REPORT


                            CHARTING A NEW COURSE


                            [CSP NAVIGATION GRAPHIC]
                                    OMITTED

CONTENTS



        FINANCIAL HIGHLIGHTS  . . . . . . . . . . . . . . . . . . . . . . 1

        A LETTER FROM THE PRESIDENT . . . . . . . . . . . . . . . . . . 2-3

        CSPI MULTICOMPUTER GROUP  . . . . . . . . . . . . . . . . . . . 4-5

        SCANALYTICS, INC. . . . . . . . . . . . . . . . . . . . . . . . 6-7

        MODCOMP, INC. . . . . . . . . . . . . . . . . . . . . . . . . . 8-9

        FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . 11-32





                            [BACKGROUND MAP GRAPHIC]
                                    OMITTED

                                 SAMUEL OCHLIS

                        OVER 20 YEARS OF SERVICE TO CSPI

     After over twenty years of outstanding service to CSP, Inc., Samuel Ochlis has announced that he will retire on December 9, 1997, upon the completion of his current term. The Board of Directors has elected Alexander R. Lupinetti to succeed Sam to serve as Chairman of the Board. Alex has been a Director and President and CEO since October 1996. They will work together until completion of Sam's term in December to ensure a smooth transition.

     Sam was elected a Director of CSP, Inc. in July, 1973 and joined the staff as an Executive Vice President in January, 1974. He was elected President in August, 1978, and later became Chief Executive Officer until he retired that post to become Chairman of the Board in 1994. Sam will now have the title of CHAIRMAN EMERITUS.

     During Sam's tenure at CSP, Inc. the company grew considerably through his vision and personal contributions. It was under Sam's leadership that CSP, Inc. became a public company in 1982, and achieved profitability every year through 1996.

     Sam oversaw development of three generations of CSP Inc.'s multicomputer system products. He also developed several new markets, highlighted by the tremendous success we enjoyed in the seismic industry. Under his leadership the company also diversified with the development of the Scanalytics and Vision Systems product groups.

     Prior to joining CSP, Inc., Sam was President of GRI Computer Corporation and GRI Microcircuits Corporation. He also co-founded and held the post as President of Rotek Instrument Corporation which was acquired by Weston Instrument Corporation, a subsidiary of Schlumberger Corporation. At Weston he conceived and was responsible for the introduction and development of the Digital PanelMeter for the industrial market.

     Sam's accomplishments in his management career at CSP, Inc. have provided the foundation for our current strategic direction. His presence in the company will be missed, but his legacy of strong leadership and innovation will continue.


[PHOTOGRAPH, SAMUEL OCHLIS OMITTED]

SAMUEL OCHLIS,
CSP, INC.

                              FINANCIAL HIGHLIGHTS

            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AMD PER SHARE DATA)


                                                  FISCAL YEAR ENDED
                                        ----------------------------------
                                        August 29                August 30

OPERATING STATEMENTS DATA:                 1997                     1996
--------------------------------------------------------------------------
Sales                                    $ 19,540                 $ 16,520
Net Income (loss)                            (721)                     108
Number of primary shares                    2,680                    2,681
Earnings per share                       ($  0.27)                $   0.04


BALANCE SHEET DATA:

Working capital                          $ 18,840                 $ 18,759
Total assets                               34,999                   34,999
Total liabilities                           9,978                    9,978
Shareholders' equity                     $ 25,021                 $ 25,804


COMMON STOCK DATA:

The Common Stock of the Company is traded in the over-the-counter market and is quoted on the NASDAQ System under the symbol "CSPI". The following tables set forth the range of closing high and low selling prices for the Common Stock as reported by NASDAQ.


FISCAL YEAR:                    1997                              1996

                        High              Low                High          Low

1st quarter            $8 3/4           $6 7/8             $ 9 1/2       $8 1/4
2nd quarter             8 1/2            6 5/8              10 1/8        8 3/4
3rd quarter             7 3/8            6 1/8              10 1/4        9
4th quarter             9 1/8            6 1/4               9 5/8        7 3/8

The Company has never paid cash dividends on its Common Stock. It is the policy of the Company to retain any earning to finance and expand operations and the Company does not currently anticipate any changes in this policy.


                   ANNUAL SALES
                  ($ in millions)

18.01   19.46   18.53   16.52    19.54

 93      94      95      96       97
              [CHART GRAPHIC OMITED]

             EARNINGS (LOSS)PER SHARE
                     (Dollars)

0.70      0.61     0.14     0.04     (0.27)

93        94       95       96        97
              [CHART GRAPHIC OMITED]

                 NET INCOME (LOSS)
                 ($ in thousands)

1957   1719   385            108      (721)

 93     94    95              96        97

              [CHART GRAPHIC OMITED]

DEAR FELLOW SHAREHOLDERS,

"IN THE 1997 FISCAL YEAR, CSP, INC. HAS ADOPTED A
NEW AND BROADER STRATEGY THAT INCLUDES AN
AGGRESSIVE ACQUISITION PLAN TO ACCELERATE GROWTH."

ANNUAL PERFORMANCE

     Sales of the company for the fourth quarter of the 1997 fiscal year were $9.620 million compared to $4.128 million last year, or an 133% increase. This brought the total sales for the 1997 fiscal year to $19.540 million compared to $16.520 million for the prior year, or an 18% increase. These increases were primarily due to the two months of revenue from the Signal Analytics, Inc. and MODCOMP Inc. acquisitions.

     After tax net loss for the year was $721,000, which included one-time charges of $550,000 for in-process research and development related to the Signal Analytics acquisition and a $530,000 write-off of obsolete inventory and software licenses. Without these one-time charges, the net loss before taxes would have been $83,000. Increased operating expenses are a result of the addition of the two new entities and the gross margins reflect the new portfolio of products and services with the acquisitions.

A CHANGE OF COURSE

     In the 1997 fiscal year, CSP, Inc. adopted a new and broader strategy that includes an aggressive acquisition plan to accelerate growth. In the last year we acquired Signal Analytics of Vienna, Virginia and MODCOMP of Fort Lauderdale, Florida.

     Signal Analytics and our former Scanalytics division merged to form a wholly-owned subsidiary, Scanalytics, Incorporated. Since the merger, Scanalytics has been profitable and is on track with a comprehensive product development plan. The current product line includes software and hardware packages for DNA, cell, laser beam, astronomical, and general image analysis. This broad product set allows us to pursue several new markets.

     Our second acquisition, MODCOMP, will also operate as a wholly-owned subsidiary of CSP, Inc. MODCOMP sells high-performance, real-time computer systems, application software and services for mission-critical applications in government, aerospace, telecommunications and industrial automation. MODCOMP systems operate in exceptionally critical and demanding applications, where reliability and real-time performance are essential. MODCOMP also offers Electronic Commerce solutions designed to integrate proprietary and legacy systems to web-based technology, enabling companies to access their transaction-based systems over the Internet or a corporate Intranet. MODCOMP's worldwide distribution channel, and extensive integration services will help us further penetrate the worldwide market for high-performance computing solutions.

     The CSPI multi-computer business is also experiencing rapid change and growth. We introduced the 2640 MultiComputer, a new high-performance, high-density multi-processor for our highly scaleable multicomputing product line. The 2640 combines Myrinet networking technology with the IBM/Motorola PowerPC to provide unparalleled price performance for high performance computing solutions. In our fourth quarter we shipped over $600,000 of these products to several new customers. The Lightening line of over-the-belt industrial bar code readers has also been upgraded with advanced technology that can now address more applications. This product line has been integrated with the multi-computer business.

     The new MultiComputer product line along with the MODCOMP and Scanalytics subsidiaries give us the critical mass we need to achieve more aggressive revenue and profit goals for the next several years. I hope that you join me and our employees in the enthusiasm we have with these new ventures. In the history of CSP, Inc. there has never been such an exciting time for growth and change. We have the opportunity to grow with our traditional customers and develop new markets for the future.

Sincerely,


/s/ Alexander R. Lupinetti
Alexander R. Lupinetti




     [PICTURE OF ALEXANDER R. LUPINETTI OMITTED]
               ALEXANDER R. LUPINETTI
        PRESIDENT AND CHIEF EXECUTIVE OFFICER,
                     CSP, INC.

                HIGH-PERFORMANCE SYSTEMS BASED ON OPEN TECHNOLOGY



[PICTURE OF CHASSIS OMITTED]


                    A network-ready chassis containing
                    sixteen 2640 boards.



[PICTURE OF SHIP OMITTED]

                                            Applications include our traditional
                                            defense market. PHOTO COURTESY OF
                                            HUGHES, SURTASS GROUP.


[PICTURE OF COMPUTER PRODUCT OMITTED]
CSPI's newest Multi-computer
Product, the 2640.

CSPI MULTICOMPUTER SYSTEMS
HIGH-PERFORMANCE SYSTEMS BASED ON OPEN TECHNOLOGY


     In June, 1997 CSPI started shipping the 2000 Series High-Performance MultiComputer Systems. Introduction of the 2000 Series Systems marks the transition to a new generation of products designed specifically for high-performance computing applications. The new systems offer application developers the most comprehensive high-performance system in the industry with unparalleled price performance. The newly installed systems are being used for several different applications including radar, sonar, and surveillance signal processing.

     The MultiComputer Group's business is helping its customers solve high-performance computing problems by supplying multiprocessing systems with powerful real-time I/O capabilities that require minimum physical space or power. CSPI's unique commitment to open system designs, seamless upgradability of software, and superior scalable multiprocessing architectures provides the high-performance computations that are needed to solve complex real-time problems.

     The incorporation of open, proven, and established technologies in the 2000 Series MultiComputer Systems ensures that CSPI customers have systems with the latest technology while reducing the risks associated with proprietary technology. By providing customers with open technology and a comprehensive development environment, they are able to meet development schedules and protect their application investment. With decades of application experience, CSPI understands the needs of high-performance computing and real-time I/O applications. Application expertise, product innovation, technical support, and proven dedication to customer support, make CSPI the industry's premier provider of high-performance computing systems.


 "INTRODUCTION OF THE 2000 SERIES
 SYSTEMS MARKS THE TRANSITION TO
 A NEW GENERATION OF PRODUCTS
 DESIGNED SPECIFICALLY FOR
 HIGH-PERFORMANCE COMPUTING
 APPLICATIONS."

                            TOTAL IMAGING SOLUTIONS

                                    Image of multi-node laser. Image Courtesy of Richard Jones, NIST, Boulder, CO. [MULTI-NODE LASERGRAPHIC OMITTED]



[PARASITE GRAPHIC OMITTED]
Parasites as imaged by EPR. IMAGE
courtesy of Dr. Renato Mortara, Escola
Paulista de Medicina, UNIFESP, Sao
Paulo, Brazil.


                                                [SATURN GRAPHIC OMITTED]
                                                16-bit ground-based image of
                                                Saturn, imported into IPLab
                                                Spectrum. Image courtesy of NASA
                                                Goddard Space Flight Center.







[ZEBRAFISH GRAPHIC OMITTED]
Reflected light microscopy image                      [DNA GRAPHIC OMITTED]
of zebrafish scales. Sample                           The DNA and gel analysis
provided by Dr. Randall Morrison of                   continue to be key markets
Hood College, Frederick, MD.                          for Scanalytics.

                           SCANALYTICS, INCORPORATED
                       A WHOLLY-OWNED SUBSIDIARY OF CSPI

     Signal Analytics and our former Scanalytics division merged in June, 1997 to form a wholly-owned subsidiary, Scanalytics, Incorporated. Scanalytics specializes in the development and marketing of highly sophisticated image analysis software products used in the scientific research community. By integrating these software products with a diverse group of image capture devices, Scanalytics is able to solve application-specific problems in a variety of scientific disciplines. Applications range from astronomy to microscopy, and include specialized modules for the analysis of images in fluorescence, emission and electron microscopy, bio-medical and 3D imaging, laser beam analysis, and remote sensing.

     In the biotechnology and bio-medical research markets, Scanalytics offers a complete line of image analysis software packages used primarily in quantifying DNA, RNA, and protein. Investigators involved in DNA fingerprinting, forensic analysis, paternity testing, genetic linkage analysis, and identification of pathogenic and environmental microorganisms utilize Scanalytics' analytical systems in their laboratories. Scanalytics' software modules are used by hundreds of university, pharmaceutical and government labs, worldwide. In the field of cell biology, Scanalytics' 3D, high resolution, fluorescence microscopy software is being used to image and analyze microscopic cellular structures, in living cells, that were previously impossible to visualize by any other technique.

     Scanalytics' software products are available in Macintosh and PC versions, and are compatible with a wide variety of image capture devices, including wide-field fluorescence microscopes, confocal microscopes, CCD cameras, storage phosphor imaging devices, scanners and densitometers.

     Never before has Scanalytics had such an array of product options to offer the researcher. The combined resources of this newly-merged company have produced an aggressive plan to develop several new products which are sold primarily through a network of resellers that include many of the largest scientific instrumentation companies in the world. Future product releases will include new software and hardware options for the gel electrophoresis market; more platforms for the microscopy market; and a web-ba sed image processing product. The combined expertise of the two former organizations provide the critical mass to pursue new technology partnerships and explore new markets.


             [PHOTO OF MICHAEL MORT]
                MICHAEL MORT, PHD.
                    PRESIDENT,
            SCANALYTICS, INCORPORATED

                          THE IDEA INTEGRATION COMPANY


                    [SPACE SHATTLE GRAPHIC OMITTED]
                    MODCOMP computers have been
                    used at the Kennedy Space
                    Center since the first Space
                    Shuttle launch.


                                                 [7101 COMPUTER GRAPHIC OMITTED]
                                                 The 7101 series Single Board
                                                 Computer.


[RELIX/IX GRAPHIC OMITTED]
The REAL/IX real-time
operating system.





                                                [MODCOMP GRAPHIC OMITTED]
                                                Boston Edison utilizes MODCOMP
                                                computers for energy management.

                             MODCOMP, INCORPORATED
                       A WHOLLY-OWNED SUBSIDIARY OF CSPI

     Founded in 1970, MODCOMP established itself as a premier provider of real-time computer systems. This leadership evolved over the last twenty-seven years by providing process control, data acquisition, and system integration solutions for markets as diverse as retail, financial, government/aerospace, energy, utilities, factory automation, broadcast and communications. MODCOMP is a multi-national company with a world class reputation for providing quality solutions to its customers.

     MODCOMP's newest product, ViewMax, is a legacy-to-web software bridge which allows organizations to use Internet technology to integrate disparate systems for intranet, extranet or Internet purposes. In 1980, MODCOMP systems created the backbone of the CERNET, the first international extension of the Internet. Over the last two decades, MODCOMP has provided data communications solutions to front-end mainframes in order to preserve customers' legacy systems. This expertise was instrumental in developing the ViewMax product which is used by commercial and government organizations around the world for their most critical network applications.

     MODCOMP provides system integrated solutions by working closely with partners like Sun Microsystems, DEC and Hewlett-Packard. As a leader in real-time technology, MODCOMP continues to build on a history of technological and systems innovation. Beginning with its proprietary CLASSIC computers and continuing with its newest systems, the REAL/STAR an industrial grade PC server based system, MODCOMP has a complete line of products to meet the challenges of virtually all real-time applications. To meet its customers' evolving application requirements, MODCOMP has continued to invest in research and development. With this customer focus, MODCOMP is positioned to meet the ever-increasing demand for more powerful and flexible solutions in their traditional markets as well as emerging markets like the Internet.


                [JOHN CLARY PHOTO]
              JOHN CLARY, PRESIDENT,
              MODCOMP, INCORPORATED

                              [MAP GRAPH OMITTED]

                            1997 FINANCIAL STATEMENTS
--------------------------------------------------------------------------------





                            SELECTED FINANCIAL DATA

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS

                          CONSOLIDATED BALANCE SHEETS

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                          INDEPENDENT AUDITORS' REPORT

                             CORPORATE INFORMATION








                                [DIRECTION LOGO]

CSP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
(Amounts in thousands, except share and per share data)




                                                                    Fiscal year ended August
                                                1997           1996           1995           1994         1993
                                              -----------------------------------------------------------------

OPERATING STATEMENTS DATA:
---------------------------------------------------------------------------------------------------------------

Sales                                         $19,540        $16,520        $18,526        $19,460      $18,015

Costs and expenses                             21,590         17,169         18,725         17,425       15,544
                                              -----------------------------------------------------------------

Operating income (loss)                        (2,050)          (649)          (199)         2,035        2,471

Other Income                                      885            886            821            478          426
                                              -----------------------------------------------------------------
Income (loss) before income taxes              (1,165)           237            622          2,513        2,897

Income tax expense (benefit)                     (444)           129            237            794          940

Net income (loss)                             ($  721)       $   108        $   385        $ 1,719      $ 1,957
                                              =================================================================


EARNINGS (LOSS) PER SHARE:                    ($ 0.27)       $  0.04        $  0.14        $  0.61      $  0.70
                                              =================================================================

Weighted average number of common shares        2,680          2,681          2,795          2,823        2,789



BALANCE SHEET DATA:

Working capital                               $18,840        $22,800        $22,862        $23,085      $21,873

Total assets                                   34,999         29,536         29,279         29,936       27,853

Long term obligations                           2,240          2,093          1,943          1,804        1,746

Total liabilities                               9,978          3,732          3,554          3,695        3,539

Retained earnings                              16,676         17,397         17,224         16,839       15,120

Shareholders' equity                           25,021         25,804         25,725         26,241       24,314



                                        MANAGEMENT 'S DISCUSSION AND ANALYSIS OF
--------------------------------------------------------------------------------
                                  FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

                                                          Results of Operations:
            The following table sets forth certain information which is based on
                                                      Operating Statements Data:



                                                                                      Period to period
                                                   Percentage of sales                 dollar changes
                                                 fiscal year ended August              (in thousands)
                                            ---------------------------------------------------------------
                                             1997          1996          1995        1997          1996
                                                                                  Compared to   Compared to
                                                                                     1996          1995

Sales:                                      100.0%        100.0%        100.0%     $ 3,020       ($2,006)
Costs and expenses:
Cost of sales                                54.0%         40.3%         44.1%       3,887        (1,502)
Engineering and development                  17.2%         20.1%         16.7%          35           226
In process research and development           2.8%            --            --         550            --
Marketing and sales                          25.5%         32.0%         27.0%        (301)          291
General and administrative                   10.0%         11.5%         11.1%          57          (155)
Restructuring                                 1.0%            --          2.2%         193          (416)
                                            -------------------------------------------------------------
      Total costs and expenses              110.5%        103.9%        101.1%       4,421        (1,556)
                                            -------------------------------------------------------------

Operating loss                              (10.5%)        (3.9%)        (1.1%)     (1,401)         (450)

Other income                                  4.5%          5.4%          4.5%          (1)           65
                                            -------------------------------------------------------------

Income (loss)  before taxes                  (6.0%)         1.5%          3.4%      (1,402)         (385)

Provision(benefit) for income taxes          (2.3%)         0.8%          1.3%        (573)         (108)
                                            -------------------------------------------------------------
Net income (loss)                            (3.7%)         0.7%          2.1%     ($  829)      ($  277)
                                            =============================================================


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
--------------------------------------------------------------------------------
FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS



     The discussion below contains certain forward-looking statements relating to, among other things, estimates of economic and industry conditions, sales trends, expense levels and business plans. Actual results may vary from those contained in such forward-looking statements.

ACQUISITIONS:

     During June 1997, the Company added new product lines to accelerate growth by acquiring the assets and subsidiaries of MODCOMP/Cerplex L.P. (MODCOMP), which sells legacy-to-web integration solutions and real-time computer systems software and services, and Signal Analytics Corp. (Signal), a software company that provides products for scientific imaging to the life science fields. The Company purchased assets of both Companies for cash of $8,709,000 for MODCOMP and $2,159,000 for Signal. The Company recorded a non-recurring charge of $550,000 for in process research and development expense for a new software product under development at Signal. The Company recorded Goodwill of $1,673,000 from the purchases of Signal and MODCOMP. Excluding the one time charge for in process research and development, the Company's fiscal 1997 net loss would have been $391,000, or $.15 per share.

RESULTS OF OPERATIONS
1997 COMPARED TO 1996:

     Sales increased by approximately 18% to $19,540,000 in fiscal 1997 from $16,520,000 in fiscal 1996. This was the highest sales achieved in the history of the Company. This was primarily due to the inclusion of two months of revenue from the acquisition of MODCOMP, in 1997 which represented approximately 34% of total revenue in 1997. The Company also realized additional revenue from Signal which accounted for approximately 2% of the sales for the fiscal year. CSP's Multicomputing products, formerly called Embedded computer, array or vector processor product group, and now includes the Vision Systems or machine bar code readers, accounted for 51% of total revenue during fiscal year 1997. The SuperCard family of products continues to represent the major source of revenue, accounting for approximately 62% of total sales for the Multicomputing products which decreased 48% over the prior fiscal year. This decrease in sales was due in part to reduced procurement of SuperCards by the various COTS (commercial-off-the-shelf) programs and fewer shipments to new customers. This was a result of changing technology and lower demand for the discontinued Intel 860 processor, the primary integrated circuit of the SuperCard product family. In the fourth quarter of fiscal 1997, the CSP Multicomputing group had initial shipments of its newest product, the 2000 series high-performance Multicomputer system. These systems are based on the Power PC from IBM/Motorola and Myrinet networking technology from Myricom Inc. During the fourth quarter of fiscal 1997, shipments of these systems represented approximately 3.5% of total sales for the year and have been purchased for use in radar, sonar and surveillance signal processing. Sales of machine code readers for United Parcel Service (UPS) represented 11% of total sales for the year. This was a significant increase of 240% in shipments from the prior year. UPS continues to purchase machine code readers for use in their system but future quantities and deployment of units are still under review by UPS. Sales of older products such as SC-1, RTS-860, MAP-4000 and

--------------------------------------------------------------------------------


MiniMAP represented approximately 5% of total sales. These products are sold primarily to existing OEM and volume end-users.

     Scanalytics product group (Biotechnology products) was consolidated with Signal and established as a wholly-owned subsidiary, Scanalytics Inc. Sales for the new Company (existing Scanalytics product group and Signal) represented approximately 15% of total revenues. This was a 10% increase over the prior fiscal year. The increased sales volume was due to added shipments of software products from bookings from the former companies prior to the acquisition and increased CELLscan shipments in the first half of the fiscal year.

     North American sales represent 68% of total sales. This was a 8% decrease from the prior year. The decrease was due in part to the decline in CSP Multicomputing product procurements to the U.S. military and OEM customers. International sales increased by $4.5 million due to the sales generated by MODCOMP's European subsidiaries. The increased sales were primarily in Germany and France. Historically, approximately 50% of MODCOMP's revenues have come from the international market. Sales of CSP Multicomputer products and Scanalytics products to Japan (the largest international markets for their products) decreased by 47% from the prior fiscal year. In other geographic areas, sales have decreased due to the decline in military procurement and slow economic conditions in the foreign markets.

     Cost of sales as a percentage of sales increased to 54%. The increased cost of sales was due to the system and service sales of MODCOMP. These products are sold at lower gross margins than the CSP Multicomputing and Scanalytics software products. In addition, management reviewed product demand for certain CSP Multicomputing specialty software and Ambis products and thus wrote off approximately $530,000, in the fourth quarter.

     In addition, the continuing competitive pressures in the CSP Multicomputer processor business from our direct competitors required larger discounts to secure the successful award of some business with new and existing customers. The Company will continue to take steps to lower manufacturing overhead and improve the overall operating efficiency to lower cost of goods sold. The future cost of sales as a percentage of sales, most probably, will increase from the levels we have historically experienced if MODCOMP's sales remain as a large percentage of the consolidated revenue.

     Engineering and development expenditures increased approximately 1% over the prior fiscal year. Major engineering and development expenses were expended to complete the new 2000 series High Performance Multicomputer Systems which includes both software and hardware. Expenses for the improvement of the machine code reader product doubled to increase the performance requirements. This was only approximately 13% of the total engineering and development expense. Scanalytics expenses were down by 18% as compared to the prior year due to staff reductions.

     Sales and marketing expenses decreased by 6% from the previous fiscal year. The CSP Multicomputing groups expenses dropped by approximately one third with reduction in staff, promotion and commissions expenses. The Scanalytics sales and marketing expenses decreased by approximately 40% due to the reduction in staff and promotional activity. The large declines in expenses by CSP and Scanalytics were offset by MODCOMP expenses which represented 29% of the total expenses for the year.

--------------------------------------------------------------------------------


     General and administrative expenses increased 3% compared to the prior fiscal year. This was due to expenses relating to the acquisition of MODCOMP and Signal. The CSP general and administrative expenses dropped by 12% from the prior fiscal year due to reduction in costs related to the termination of the former CEO.

     In March 1997, CSP instituted measures to reduce costs in manufacturing and operations and consolidated Vision Systems with the Multicomputing group. This restructuring eliminated thirteen positions at a cost of approximately $125,000 in severance and benefits. The restructuring saved approximately $1 million in annual operating expenses of which approximately $415,000 was realized in 1997. MODCOMP incurred a restructure charge of $68,000 for the elimination of two positions.

     Other income was consistent with the prior year. The Company continued to invest a larger percentage of its cash in taxable instruments.

     The Company realized a tax benefit for both federal and state taxes due to the net loss for the year.

RESULTS OF OPERATIONS
1996 COMPARED TO 1995:

     Sales decreased by approximately 11% to $16,520,000 from $18,526,000. The SuperCard family of products continues to represent the major source of revenue, accounting for approximately 71% of total sales. This was an increase of 19% over the prior fiscal year. The increase in sales of computer products of 33% was due in part to the increase in revenue from the COTS programs.

     Sales of the machine code reader for United Parcel Service (UPS) represented 6% of total sales for 1996. This was a significant reduction of approximately $3,000,0000 in shipments from the prior year. UPS continues to order machine code readers for use in the system.

     Scanalytics Division (Bio-technology instrument division) sales represented approximately 16% of total revenues. This was a 22% increase over the prior fiscal year. The increase in sales was due to the increase in shipment of CELLscan and software package products. Sales of application specific software modules (DNAscan, RFLPscan, and Gel analysis) increased by 48% over the prior year. CELLscan product sales were approximately 121% higher than the prior year.

     North American sales represent 88% of total sales; a 2% increase over the prior year. Sales of embedded computer and Scanalytics products to Japan increased by 48% over the prior fiscal year. Sales to other geographic areas decreased due to the decline in military procurement and slow economic conditions in foreign markets.

     Cost of sales as a percentage of sales decreased to 40%; a decline of 4% from the prior fiscal year. The decline was due primarily to change in product mix with increased revenue from embedded and Scanalytics business which have lower per unit costs of goods sold compared to machine code readers.

     Engineering and development expenditures increased by approximately 7% from the prior fiscal year. The major portion of the increase was for outside services and purchase of equipment for the development for the next generation of products. Expenses for the improvement of machine reader product for the Vision Systems represented 8% of the total expense. Scanalytics Division expenses were approximately the same amount as the prior year.

--------------------------------------------------------------------------------


     Sales and marketing expenses increased by 6% from the previous fiscal year. Scanalytics and Vision systems products were the primary reason for the increase. These expenses increased 20% and 24%, respectively, over the prior year. Embedded Computer products expenses decreased approximately 4% from the prior year. The reduced expenses were due to cuts in staff and lower commission due to reduced sales volume.

     General and administrative expenses were reduced by 8% compared to the prior fiscal year. There were a number of one-time expenses relating to the termination of the prior CEO and President and costs incurred to hire the new President and CEO. These costs represented about 15% of the total general and administrative expenses.

     Other income increased by 8% over the prior year due primarily to an increase in interest income. The Company continued to invest a larger percentage of its cash in taxable instruments which have a higher rate of return on a pre-tax basis than in prior years.

FINANCIAL POSITION, CAPITAL RESOURCES AND LIQUIDITY:

     The Company, despite the purchase of the two new subsidiaries for net cash of $10,868,000 still retains a solid financial position at August 29, 1997. The Company's working capital of $18.9 million at August 29, 1997 represents a decrease of $4.0 million from the prior fiscal year. The acquisitions were the reason for the reduced working capital. The Company's accounts receivable increased by $4,437,000 to $8,584,000 due principally to the inclusion of MODCOMP receivables at August 29, 1997. The Company's inventory increased to $6.2 million from $2.4 million in 1996 which was also due to MODCOMP which represented 63% of the total.

     The Company spent $1,111,000, $1,144,000, and $988,000, on capital improvements during the fiscal years 1997, 1996, and 1995.

     Management believes that the Company's current and foreseeable needs can be met through working capital generated by operations and investments.

INFLATION AND CHANGING PRICES:

     Management does not believe that inflation and changing prices had a significant impact on revenues or income (loss) from operations during fiscal 1997, 1996 and 1995. There is no assurance, however, that the Company's business will not be materially and adversely affected by inflation and changing prices in the future.

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE:

     This document contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include the following: general economic conditions and growth rates in the peripherals and computer products, biological imaging software and instruments and machine code readers industries; competitive factors and pricing pressures; changes in product mix; the timely development and acceptance of new products; inventory risks due to shifts in market demand; and component constraints and shortages.

     Management has reviewed the Company's systems relating to the year 2000 concerns and believes that the costs for compliance will not be material to the Company.

CSP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
August 29,1997 and August 30,1996
(Dollars in thousands, except for par value)



                                                                August 29,    August 30,
                                                                   1997           1996
                                                                ------------------------

ASSETS
CURRENT ASSETS:
        Cash and cash equivalents                                $ 4,344        $10,928
        Marketable securities                                      5,581          6,127
        Accounts receivable, net                                   8,584          4,147
        Income tax receivable                                         37             --
        Inventories                                                6,227          2,405
        Deferred income taxes                                        504            481
        Prepaid expenses                                           1,301            351
                                                                ------------------------
           Total current assets                                   26,578         24,439
                                                                ------------------------

PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET                          3,856          3,607
                                                                ------------------------

OTHER ASSETS:
        Land held for future development                             163            163
        Deferred income taxes                                        880            409
        Goodwill, net                                              1,562             --
        Other assets                                               1,960            918
                                                                ------------------------
           Total other assets                                      4,565          1,490
                                                                ------------------------
             Total assets                                        $34,999        $29,536
                                                                ========================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
        Accounts payable and accrued expenses                      7,738          1,425
        Income taxes payable                                          --            214
                                                                ------------------------
           Total current liabilities                               7,738          1,639
Deferred compensation and retirement plans                         2,240          2,093
Commitments and contingencies
Shareholders' equity:
        Common stock, $.01 par, authorized 7,500,000
          shares: issued 2,987,684 and 2,957,284 shares               30             29
        Additional paid-in capital                                10,593         10,411
        Retained earnings                                         16,676         17,397
        Equity adjustment from foreign currency translation         (211)            --
                                                                ------------------------
                                                                  27,088         27,837
Less treasury stock, at cost, 306,314 and 301,314 shares           2,067          2,033
                                                                ------------------------
           Total shareholders' equity                             25,021         25,804
                                                                ------------------------
             Total liabilities and shareholders' equity          $34,999        $29,536
                                                                ========================


See accompanying notes to consolidated financial statements.

                                                      CSP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                YEARS ENDED AUGUST 29, 1997, AUGUST 30, 1996 AND AUGUST 25, 1995
                     (AMOUNTS IN THOUSANDS, EXCEPT FOR SHARE AND PER SHARE DATA)


                                                   1997           1996           1995
                                                 --------------------------------------
SALES
        Systems                                  $12,448        $15,207        $17,284
        Software                                   1,050            618            418
        Service                                    6,042            695            824
                                                 --------------------------------------
TOTAL SALES                                       19,540         16,520         18,526
                                                 --------------------------------------

COST OF SALES:
        Systems                                    6,111          6,613          7,956
        Software                                     210             41             26
        Service                                    4,221              1            175
                                                 --------------------------------------
Total Cost of sales                               10,542          6,655          8,157
                                                 --------------------------------------
GROSS PROFIT                                       8,998          9,865         10,369
                                                 --------------------------------------

OPERATING EXPENSES:
        Engineering and development                3,360          3,325          3,099
        In process research and development          550             --             --
        Marketing and sales                        4,983          5,284          4,993
        General and administrative                 1,962          1,905          2,060
        Restructuring                                193             --            416
                                                 --------------------------------------
            Total operating expenses              11,048         10,514         10,568
                                                 --------------------------------------

OPERATING LOSS                                    (2,050)          (649)          (199)
                                                 --------------------------------------

OTHER INCOME (EXPENSE):
        Dividend income                               94             23             13
        Interest income                              783            869            804
        Interest expense                             (89)           (24)           (50)
        Other                                         97             18             54
                                                 --------------------------------------
            Total other income, net                  885            886            821
                                                 --------------------------------------
Income (loss) before income taxes                 (1,165)           237            622
                                                 --------------------------------------

PROVISION (BENEFIT) FOR INCOME TAXES                (444)           129            237
                                                 --------------------------------------
        Net income (loss)                        ($  721)       $   108        $   385
                                                 ======================================
EARNINGS (LOSS) PER SHARE                        ($ 0.27)       $  0.04        $  0.14
                                                 ======================================
WEIGHTED AVERAGE SHARES OUTSTANDING                2,680          2,681          2,795
                                                 ======================================

See accompanying notes to consolidated financial statements.

                                                      CSP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                YEARS ENDED AUGUST 29, 1997, AUGUST 30, 1996 AND AUGUST 25, 1995
                                                          (DOLLARS IN THOUSANDS)




                                                                                      Equity
                                                                                    Adjustment
                                      Common Stock        Additional               from foreign                  Total
                                  --------------------     Paid-in      Retained      currency    Treasury   shareholders'
                                    Shares      Amount     Capital      earnings    translation    stock        equity
                                  ----------------------------------------------------------------------------------------

Balance, August 26, 1994          2,912,409      $29       $10,136       $16,904          --      $  (828)      $26,241
  Net income                             --       --            --           385          --           --           385
  Exercise of stock options           9,625       --            51            --          --           --            51
  Purchase of treasury stock             --       --            --            --          --         (952)         (952)
                                  ----------------------------------------------------------------------------------------
Balance, August 25, 1995          2,922,034       29        10,187        17,289          --       (1,780)       25,725
  Net income                             --       --            --           108          --           --           108
  Exercise of stock options          35,250       --           224            --          --           --           224
  Purchase of treasury stock             --       --            --            --          --         (253)         (253)
                                  ----------------------------------------------------------------------------------------

Balance, August 30, 1996          2,957,284       29        10,411        17,397          --       (2,033)       25,804
  Net loss                               --       --            --          (721)         --           --          (721)
  Exercise of stock options          30,400        1           182            --          --           --           183
  Foreign currency
  translation adjustment                 --       --            --            --        (211)          --          (211)
  Purchase of treasury stock             --       --            --            --          --          (34)          (34)
                                  ----------------------------------------------------------------------------------------

Balance, August 29, 1997          2,987,684      $30       $10,593       $16,676       $(211)     $(2,067)      $25,021
                                  ========================================================================================







See accompanying notes to consolidated financial statements.

                                                      CSP, INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------
                                           CONSOLIDATED STATEMENTS OF CASH FLOWS
                YEARS ENDED AUGUST 29, 1997, AUGUST 30, 1996 AND AUGUST 25, 1995
                                                          (DOLLARS IN THOUSANDS)



                                                                         1997           1996            1995
                                                                     ------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)                                                    $    (721)      $     108       $     385
Adjustments to reconcile net income (loss) to net
cash provided by operating activities
        Depreciation and amortization                                    1,680             983             792
        In process research and development                                550              --              --
        Deferred compensation and retirement plans                         147             150             139
        Deferred income taxes                                             (494)           (167)            (19)
        Other                                                             (414)             24              --
        Changes in current assets and liabilities:
        (Increase) decrease in accounts receivable, net                  2,007            (214)          1,151
        Increase in income tax receivable                                  (37)
        (Increase) decrease in inventories                                (192)           (255)          1,042
        Decrease in prepaid expenses                                       187             120             237
        Decrease in accounts payable and accrued expenses                 (549)            (36)           (228)
        Increase (decrease) in income taxes payable                       (214)             64             (52)
                                                                     ------------------------------------------
            NET CASH PROVIDED BY OPERATING ACTIVITIES                    1,950             777           3,447
                                                                     ------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchase of marketable securities                             (198,789)       (188,892)       (159,099)
        Sales of marketable securities                                 199,335         189,247         159,674
        Acquisition of businesses less cash acquired                    (8,011)             --              --
        Property, equipment and improvements                            (1,111)         (1,144)           (988)
        Other                                                               --            (100)            380
                                                                     ------------------------------------------
            Net cash used in investing activities                       (8,576)           (889)            (33)
                                                                     ------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

        Proceeds from stock options                                        183             224              51
        Purchase of treasury stock                                         (34)           (253)           (952)
                                                                     ------------------------------------------
            Net cash provided by (used in) financing activities            149             (29)           (901)
                                                                     ------------------------------------------
Effects of exchange rate changes on cash
                                                                          (107)             --              --
            Net increase (decrease) in cash and cash equivalents        (6,584)           (141)          2,513
Cash and cash equivalents, beginning of year                            10,928          11,069           8,556
                                                                     ------------------------------------------
CASH AND CASH EQUIVALENTS, END OF YEAR                               $   4,344       $  10,928       $  11,069
                                                                     ==========================================

SUPPLEMENTARY CASH FLOW INFORMATION:
        Cash paid for income taxes, net                              $      75       $     183       $     323
                                                                     ==========================================
        Cash paid for interest                                       $      89       $      24       $      50
                                                                     ==========================================
        Fair value of assets acquired                                $  17,913              --              --
        Less liabilities assumed                                        (7,045)             --              --
                                                                     ------------------------------------------
        Cash paid                                                    $  10,868              --              --
         Less: Cash acquired                                            (2,857)             --              --
                                                                     ------------------------------------------
            NET CASH PAID                                            $   8,011              --              --
                                                                     ==========================================





See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
For years ended August 29, 1997, August 30, 1996 and August 25, 1995



ORGANIZATION AND BUSINESS

The Company designs, manufactures and markets high performance multiprocessing systems for real-time applications, which are small, low-power special-purpose computers to enhance a system's ability to perform high-speed arithmetic. The Company also sells legacy-to-web integration solutions and real-time computer systems, software and services. The Company also develops and markets turnkey image analysis workstations and software which is targeted toward the biological sciences and industrial bar-code readers.

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR:

The Company's fiscal year end is on the last Friday in August.

PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION:

Assets and liabilities of the Company's foreign operations are translated into US dollars at the exchange rate in effect at the balance sheet date and revenue and expenses are translated at average rates in effect during the period. The resultant translation adjustment is reflected as a separate component of shareholders' equity on the consolidated balance sheets.

MARKETABLE SECURITIES:

Investments consist primarily of corporate bonds and notes, government agency bonds, and money market funds. Most investments mature within a two year period. The Company classifies its marketable securities as held-to-maturity based on its ability and intent to hold these securities until maturity. Held-to-maturity securities are recorded at amortized cost, which approximates market value.

Interest income is accrued as earned. Dividend income is recognized as income on the date the stock trades "ex-dividend". The cost of marketable securities sold is determined on the specific identification method and realized gains or losses are reflected in income.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS:

In accordance with Statement of Financial Accounting Standards (SFAS) No. 121, the Company assesses the need to record impairment losses on long-lived assets when indicators of impairment are present. On an on-going basis, management reviews the value and period of amortization or depreciation of long-lived assets. During this review, the Company reevaluates the significant assumptions used in determining the original cost of long-lived assets, including costs in excess of net assets of businesses acquired. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows and other indicators of value. Management then determines whether there has been a permanent impairment of the value of long-lived assets based upon events or circumstances which have occurred since acquisition.

The costs in excess of net assets of subsidiaries acquired (goodwill) are principally being amortized over fifteen years.

--------------------------------------------------------------------------------
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



INVENTORIES:

Inventories are stated at the lower of cost or market; cost being determined principally by use of the average-cost method, which approximates the first-in, first-out method.

PROPERTY, EQUIPMENT AND IMPROVEMENTS:

The components of property, equipment and improvements are stated at cost. The Company provides for depreciation by use of the straight-line method over the estimated useful lives of the related assets.

PRODUCT WARRANTY:

The Company ordinarily provides a one year warranty. In addition, certain major customers are granted extended warranties. The Company accrues estimated warranty costs at the time of sale.

REVENUE RECOGNITION:

Revenues from product sales are recognized at the time of shipment.

ENGINEERING AND DEVELOPMENT EXPENSES:

Engineering and development expenditures for company-sponsored projects are charged to expenses as incurred.

INCOME TAXES:

The Company accounts for income taxes under the asset and liability method. Under this method deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

EARNINGS PER SHARE OF COMMON STOCK:

Earnings per share are based on the weighted average number of shares outstanding during the period. The effect of outstanding stock options is excluded from the computation because the dilutive effect is not material.

In February 1997 the Financial Accounting Standards Boards issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." SFAS 128 establishes a different method of computing net income per share than is currently required under the provisions of Accounting Principles Board Opinion No. 15. Under SFAS 128, the Company will be required to present both basic net income per share and diluted net income per share. The impact on diluted net income per share is not expected to be material.

The Company plans to adopt SFAS 128 in its fiscal quarter ending February 27, 1998 and at that time all historical net income per share data will be restated to conform to the provisions of SFAS No. 128.

USE OF ESTIMATES:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



NEW ACCOUNTING PRONOUNCEMENT:

In fiscal year 1997, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). As permitted by SFAS 123, the Company measures compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". The adoption of SFAS 123 was not material to the Company's financial condition or results of operations; however, the proforma impact on net income and earnings per share has been disclosed in the Notes to Consolidated Financial Statements as required by SFAS 123.

RECLASSIFICATIONS:

Certain reclassifications were made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

2. BUSINESS COMBINATION:

For acquisitions accounted for as purchases, CSP, Inc. consolidated results of operations include the operating results of the acquired companies from the acquisition dates. The acquired assets were recorded at their estimated fair market value at the acquisition date and the aggregate purchase price plus costs directly attributable to the completion of the acquisitions have been allocated to the assets acquired.

On June 13, 1997 the Company acquired the assets of Signal Analytics Corp., a privately held software developer of imaging software targeted for the biological science field. The total purchase price was $2,159,000 which was paid in cash and included a charge of $550,000 for in process research and development. The transaction resulted in $1,200,000 in goodwill.

Effective June 27, 1997 the Company completed the acquisition of MODCOMP/ Cerplex, L.P., a wholly owned subsidiary of The Cerplex Group Inc., which sells legacy-to-web integration solutions for real-time computer systems. The total purchase price for the assets of MODCOMP was $8,709,000 which was paid in cash and resulted in goodwill of $473,000.

--------------------------------------------------------------------------------
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



The following unaudited pro forma financial information is not necessarily indicative of results of operations that would have occurred had the transaction taken place at the beginning of periods presented or of the future results of the combined companies.

                                                  UNAUDITED
                                             --------------------
                                              YEAR ENDED AUGUST
                                             --------------------
(in thousands, except per share data)        1997            1996
------------------------------------------------------------------

TOTAL REVENUE                              $47,311         $59,860
                                           =======================

OPERATING INCOME (LOSS)                    ($  493)        $ 6,108
                                           =======================

NET INCOME (LOSS)                          ($  233)        $ 3,062
                                           =======================

EARNINGS (LOSS) PER SHARE                  ($  .09)        $  1.14
                                           =======================


3.  MARKETABLE SECURITIES

At August 29, 1997 and August 30, 1996, marketable securities consisted of the following:


(in thousands, except per share data)                 1997            1996
----------------------------------------------------------------------------

Marketable equity securities, at cost                $  274          $  262
Less:  valuation allowance                                7               2
                                                     ----------------------
Marketable equity securities, at market                 267             260
Bonds and municipal revenue notes, at cost            5,000           5,612
Money market funds and commercial paper                  42              59
U.S. treasury bills                                     272             196
                                                     ----------------------
TOTAL                                                $5,581          $6,127
                                                     ======================



Assets of $660,000 and $635,000 at August 29, 1997 and August 30, 1996,
respectively, are held in a rabbi trust and generally are available only to pay certain retirement benefits of a key employee.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




4.  INVENTORIES

Inventories consist of the following:



(in thousands)                               1997            1996
------------------------------------------------------------------

Raw materials                              $3,922           $1,083
Work-in-process                               918              739
Finished goods                              1,387              583
                                           -----------------------
TOTAL                                      $6,227           $2,405
                                           =======================


5.  INCOME TAXES:

Reconciliations of expected income tax expense (benefit) to actual income tax expense (benefit) are as follows:

                                             1997        %     1996       %          1995        %
                                            -------------------------------------------------------

Computed expected tax expense(benefit)      ($396)    (34.0)   $ 81     34.0%        $211      34.0%
Increases(reductions) in
taxes resulting from:
Dividend exclusion                            (22)     (1.9)     (6)    (2.5)         (42)     (6.8)
Tax exempt interest                           (72)     (6.2)    (64)   (27.0)         (74)    (11.9)
Research and experimentation
 and investment tax credits                    --        --      --       --          (37)     (5.9)
State income taxes, net of
 federal tax benefit                         (107)     (9.2)     (7)    (2.9)          47       7.6
Non-taxable FSC earnings                       --        --      --       --          (26)     (4.2)
Foreign tax provision                         123      10.6      72     30.4          165      26.4
Change in valuation allowance                  35       3.0      25     10.6           32       5.2
Other items                                    (5)     (0.4)     28     11.9          (39)     (6.3)
                                            -------------------------------------------------------
INCOME TAX EXPENSE (BENEFIT)                ($444)    (38.1%)  $129     54.5%        $237      38.1%
                                            =======================================================

--------------------------------------------------------------------------------
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



At August 29, 1997 and August 30, 1996, temporary differences which give rise to deferred tax assets(liabilities) are as follows:

                                                  1997        1996
-------------------------------------------------------------------

Deferred income tax assets:

  Deferred compensation                          $ 962       $ 893

  Other accruals                                    77         195

  Bad debt reserves                                 41          41

  Inventory capitalization and reserves            451         210

  Research and development credits                  69          --

  Unrealized loss on securities                     --          42

  Accumulated depreciation and amortization        156        (149)

  Other                                              5          --
                                                -------------------
Gross deferred income tax assets                $1,761      $1,232

  Less: valuation allowance                       (377)       (342)
                                                -------------------
    NET DEFERRED INCOME TAX ASSET               $1,384      $  890
                                                ===================



The valuation allowance was $377,000 and $342,000 at August 29, 1997 and August 30, 1996. The valuation allowance was established due to the long-term nature of certain deferred compensation and retirement obligations for which the tax benefit will be realized over an extended period of time. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at August 29, 1997.

The provisions for income tax expense (benefit) are comprised of the following:


(in thousands)            1997       1996    1995
--------------------------------------------------

Current:
  Federal                ($ 45)      $267    $232
  State                    (28)        28      24
  Foreign                  123         --      --
                         -------------------------
                          $ 50       $295    $256

Deferred:
  Federal                 (360)      (128)    (15)
  State                   (134)       (38)     (4)
                         -------------------------
                          (494)      (166)    (19)
                         -------------------------
                         ($444)      $129    $237
                         =========================

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



6.  PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET

Property, equipment and improvements, net consist of the following:



(in thousands)                                         1997        1996
-------------------------------------------------------------------------

Land                                                  $   587     $   587
Building and improvements                               1,356       1,356
Equipment                                              11,503      10,499
Automotive equipment                                       48          17
                                                      -------------------
                                                       13,494      12,459
Less accumulated depreciation and amortization          9,638       8,852
                                                      -------------------
  PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET           $ 3,856     $ 3,607
                                                      ===================


7.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:


(in thousands)                                                 1997        1996
--------------------------------------------------------------------------------

Accounts payable                                              $2,325      $  402
Commissions                                                      367          99
Compensation and fringe benefits                               2,629         616
Customer advances                                                534         134
Professional fees and shareholders' reporting services           546          93
Taxes, other than income                                         869          11
Other, individually less than 5% of current liabilities          468          70
                                                              ------------------
                                                              $7,738      $1,425
                                                              ==================

--------------------------------------------------------------------------------
                          NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



8.  STOCK OPTIONS

In 1991, the Company adopted the 1991 Stock Option Plan covering 250,000 shares of common stock. Under the Plan, both incentive stock options and non-qualified stock options may be granted to officers, key employees and other persons providing services to the Company. The stock option plan provides for issuance of options at their fair market value on the date of grant. These options vest over a period of five years with no vesting in the first year and expire ten years from the date of grant. In addition, up to 20,000 shares are allocated for annual non-discretionary grants of 1,000 shares each to non-employee directors of the Company who are serving on the last business day of January in each year. The 1991 Plan supersedes three earlier plans, each of which was terminated in 1991. The following is a summary of common stock option activity for the three years ended August 29, 1997:

                                   Weighted average                 Number of Shares
                                   exercise price of       1991          1987           1981
                                   shares under plans      Plan          Plan           Plan        TOTAL
-----------------------------------------------------------------------------------------------------------

Outstanding August 26, 1994              $7.59           107,025         6,000        116,125      229,150
Granted                                  $8.07            49,000            --             --       49,000
Exercised                                $5.20                --            --         (9,625)      (9,625)
Expired & terminated                     $7.75           (17,975)       (6,000)        (2,375)     (26,350)
Outstanding August 25, 1995              $7.07           138,050            --        104,125      242,175
Granted                                  $8.38             6,000            --             --        6,000
Exercised                                $6.38                --            --        (35,250)     (35,250)
Expired & terminated                     $7.26           (59,150)           --           (625)     (59,775)
Outstanding August 30, 1996              $7.25            84,900            --         68,250      153,150
Granted                                  $7.27           116,250            --             --      116,250
Exercised                                $5.64                --            --        (30,400)     (30,400)
Expired & terminated                     $7.67           (29,850)           --        (23,275)     (53,125)
Outstanding August 29, 1997              $7.50           171,300            --         14,575      185,875
Available for future grants                               78,700            --             --       78,700
Exercisable                              $6.05            54,075            --         14,575       68,650


--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock option plans; accordingly no compensation expense has been recognized in the consolidated financial statements for such plans. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS 123, "Accounting for Stock based Compensation," the Company's net income (loss) and earnings(loss) per share would have been adjusted to the proforma amounts indicated below:

(in thousands except share data)                   1997           1996
----------------------------------------------------------------------

      Net Income (loss)            As reported   ($ 721)          $108
                                   Pro forma     ($ 723)          $108

      Earnings (loss) per share    As reported   ($ .27)          $.04
                                   Pro forma     ($ .27)          $.04


The following assumptions were used in the calculation of these values for fiscal years 1997 and 1996: risk free interest rate of 6.19% and expected life of 5 years.

The effects of applying SFAS 123 as shown in the above proforma disclosure is not representative of the proforma effect on net income (loss) in future years because it does not take into consideration proforma compensation expense related to grants made prior to fiscal 1996.

9. DEFERRED COMPENSATION AND RETIREMENT PLANS

The Company has a 401(k) Retirement Plan under which the Company matches a portion of the employee's salary reduction contributions and may make discretionary contributions to the plan. All employees with one year of continuous service are eligible for the plan. All Company contributions are fully vested. Contributions by the Company were $94,000, $145,000 and $122,000 for 1997, 1996 and 1995, respectively.

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

The charge to expense for the plans for fiscal 1997, 1996 and 1995 amounted to $302,000, $277,000 and $207,000, respectively.

--------------------------------------------------------------------------------
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



10. COMMITMENTS AND CONTINGENCIES

LEASES:

The Company occupies office space under lease agreements expiring at various dates during the next five years. The leases are classified as operating leases and provide for the payment of real estate taxes, insurance, utilities and maintenance.

At August 29, 1997, the Company was obligated under noncancelable operating leases as follows:

 (in thousands)      FISCAL YEAR ENDING AUGUST:   AMOUNTS
---------------------------------------------------------
                                1998              $1,143
                                1999              $1,039
                                2000                $882
                                2001                $841
                                2002                $830
                          Thereafter              $1,993


Occupancy costs under the operating leases approximated $221,000 in 1997, $52,000 in 1996, and $76,000 in 1995.

STOCK REPURCHASE:

On October 9, 1986 the Board of Directors authorized the Company to repurchase up to 282,723 of its outstanding stock at market prices. On September 28, 1995, the Board of Directors authorized the Company to repurchase up to 150,000 additional shares of the outstanding stock at market prices. The timing of stock purchases are made at the discretion of management. At August 29, 1997, the Company has repurchased 306,314 or 71% of the total stock authorized to be repurchased.

--------------------------------------------------------------------------------
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)




11. SALES BY MAJOR CUSTOMERS AND GEOGRAPHIC AREAS

Sales to individual customers constituting 10% or more of total sales were as follows:


(in thousands)              1997                 1996                1995
----------------------------------------------------------------------------

Customer A:          $2,370     12%       $3,394     21%           --     --
Customer B:          $2,114     11%           --      --       $3,948    21%


The Company anticipates that, for the foreseeable future, a significant percentage of its sales will be dependent upon a relatively small number of customers.

The Company's sales by geographic area are as follows:


(in thousands)        1997                 1996            1995
----------------------------------------------------------------

North America       $13,324              $14,474         $15,992
Far East              1,039                1,407             953
Europe                5,090                  574           1,207
Other                    87                   65             374
                    --------------------------------------------
TOTALS              $19,540              $16,520         $18,526
                    ============================================



12. RESTRUCTURING EXPENSES

In March 1997, the Company reduced its workforce by thirteen positions primarily in manufacturing operations and Vision Systems. The expenses related to this reduction were approximately $125,000 for severance cost, and the entire amount was disbursed in 1997.

In November 1994, the Company consolidated its manufacturing operations and reduced its workforce. Actual costs incurred were approximately $416,000 and consisted of severance costs of $288,000, and $128,000 for closing the San Diego manufacturing operation.

INDEPENDENT  AUDITORS' REPORT
--------------------------------------------------------------------------------



BOARD OF DIRECTORS AND SHAREHOLDERS OF CSP, INC. AND SUBSIDIARIES:

We have audited the accompanying consolidated balance sheets of CSP, Inc. and subsidiaries as of August 29, 1997 and August 30, 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended August 29, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSP, Inc. and subsidiaries as of August 29, 1997 and August 30, 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended August 29, 1997, in conformity with generally accepted accounting principles.





October 9, 1997
Boston, Massachusetts

CORPORATE INFORMATION
--------------------------------------------------------------------------------



DIRECTORS                               OFFICERS                                  CORPORATE OFFICES

Samuel Ochlis                           Samuel Ochlis                             CSP, Inc.
Chairman of the Board,                  Chairman of the Board,                    40 Linnell Circle
CSP, Inc.                               CSP, Inc.                                 Billerica, MA 01821
                                                                                  Tel: (978) 663-7598
Alexander R. Lupinetti                  Alexander R. Lupinetti                    Fax: (978) 663-0150
President and                           President and                             www.cspi.com
Chief Executive Officer,                Chief Executive Officer,
CSP, Inc.                               CSP, Inc.                                 Scanalytics, Inc. Headquarters
                                                                                  8550 Lee Highway, Suite 400
Boruch B. Frustajer                     Manfred R. Appel                          Fairfax, VA 22031-1515
President,                              Vice President of Finance and             Tel: (703)208-2230
BBF Corporation                         Chief Financial Officer,                  Fax: (703)208-1960
                                        MODCOMP, Inc.                             www.scanalytics.com
John Ingram, PhD.
Research Fellow,                        John P. Clary                             MODCOMP, Inc. Headquarters
Schlumberger Ltd.                       President,                                1650 West McNab Rd.
                                        MODCOMP, Inc.                             Ft. Lauderdale, FL 33309
C. Shelton James                                                                  Tel:(954)974-1380
President,                              Gary W. Levine                            Fax: (954)977-1900
Fundamental Management Corp.            Vice President of Finance and             www.modcomp.com
                                        Chief Financial Officer,
J. David Lyons                          CSP, Inc.                                 GENERAL INFORMATION
Managing Director,
Aubin International Inc.                Michael Mort, PhD.                        General Counsel
                                        President,                                Foley, Hoag & Elliot
Sandford Smith                          Scanalytics, Inc.                         Boston, MA
President, Specialty Therapeutics
Genzyme, Corp.                          Bradley E. Stamp                          Transfer Agent
                                        Vice President of Sales and Support,      American Stock Transfer Company
                                        MultiComputer Group,                      New York, NY
                                        CSP, Inc.
                                                                                  Auditors
                                        Michael M. Stern                          KPMG Peat Marwick LLP
                                        Vice President of Operations,             Boston, MA
                                        MultiComputer Group,
                                        and Treasurer,                            Stock Information
FORM 10-K                               CSP, Inc.                                 Stock Traded Over the Counter
A copy of the Company's Annual                                                    NASDAQ symbol: CSPI
Report on Form 10-K for fiscal year     James A. Waggett
1997 as filed with the Securities and   Vice President of Market Development,
Exchange Commission will be furnished   MultiComputer Group,
without charge to any stockholder       CSP, Inc.
upon written request to the Vice
President of Finance, CSP, Inc.,
40 Linnell Circle, Billerica, MA 01821.


CSP , INC.

40 Linnell Circle
Billerica, MA 01821
Tel: (978) 663-7598
Fax: (978) 663-0150
www.cspi.com