Form 10-K, Exhibit 13
period 1998-08-28
CSP INC /MA/
filed 1998-11-25
CIK 356037

                                                                    Exhibit 13.1


                            CSP INC. AND SUBSIDIARIES

                             SELECTED FINANCIAL DATA

                  (Amounts in thousands, except per share data)


                                                                   FISCAL YEAR ENDED AUGUST
                                                   -------------------------------------------------------
                                                      1998       1997        1996        1995        1994
                                                   --------   --------    --------    --------    --------


OPERATING STATEMENT DATA:
     Sales                                         $ 63,468   $ 19,540    $ 16,520    $ 18,526    $ 19,460
     Costs and expenses                              61,262     21,590      17,169      18,725      17,425
     Operating income (loss)                          2,206     (2,050)       (649)       (199)      2,035
     Other income                                       470        885         886         821         478
     Income (loss) before income taxes                2,676     (1,165)        237         622       2,513
     Provision (benefit) for income taxes             1,314       (444)        129         237         794
     Net income (loss)                             $  1,362   ($   721)   $    108    $    385    $  1,719
                                                   --------   --------    --------    --------    --------

     Net income (loss) per share - basic           $   0.42   ($  0.22)   $   0.03    $   0.12    $   0.52
                                                   --------   --------    --------    --------    --------
     Weighted average number of shares - basic        3,265      3,246       3,226       3,223       3,323
                                                   --------   --------    --------    --------    --------
     Net income (loss) per share - diluted         $   0.41   ($  0.22)   $   0.03    $   0.12    $   0.50
                                                   --------   --------    --------    --------    --------
     Weighted average number of shares - diluted      3,340      3,246       3,267       3,276       3,406
                                                   --------   --------    --------    --------    --------

BALANCE SHEET DATA:
     Cash and marketable securities                $ 13,548   $  9,925    $ 17,055    $ 17,651    $ 15,611
     Working capital                                 22,096     19,882      22,800      22,862      23,085
     Total assets                                    37,528     34,999      29,536      29,279      29,936
     Long term obligations                            3,363      3,282       2,093       1,943       1,804
     Total liabilities                               11,137      9,978       3,732       3,554       3,695
     Retained earnings                               18,032     16,670      17,397      17,224      16,839
     Shareholders' equity                            26,391     25,021      25,804      25,725      26,241



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 RESULTS OF OPERATIONS:

      The following table sets forth certain information which is based on Operations Statements Data:


                                                                                                        PERIOD-TO-PERIOD
                                                                                                         DOLLAR CHANGES
                                                                                                      (AMOUNTS IN THOUSANDS)
                                                             PERCENTAGE OF SALES                 -----------------------------
                                                          FISCAL YEAR ENDED AUGUST                      1998              1997
                                                -------------------------------------------      COMPARED TO       COMPARED TO
                                                  1998              1997             1996               1997              1996
                                                --------          --------         --------      -----------       -----------


SALES:                                           100.0            %100.0%           100.0%           $43,928           $3,020

   COSTS AND EXPENSES:
   Cost of sales                                  67.5%             54.0%            40.3%            32,305            3,887
       Engineering and development                 6.4%             17.2%            20.1%               712               35
       In process research and development           --              2.8%               --              (550)             550
       Selling, general & administrative          22.3%             35.5%            43.5%             7,230             (244)
       Restructuring                               0.3%              1.0%               --               (25)             193
                                                -------           -------           ------            ------           ------

   Total costs and expenses                       96.5%            110.5%           103.9%            39,672            4,421
                                                -------           -------           ------            ------           ------
   Operating  income (loss)                        3.5%           (10.5)%           (3.9)%             4,256           (1,401)
   Other income                                    0.7%              4.5%             5.4%              (415)              (1)
                                                -------           -------           ------            ------           ------
   Income (loss)  before taxes                     4.2%            (6.0)%             1.5%             3,841           (1,402)
   Provision (benefit) for income taxes            2.1%            (2.3)%             0.8%             1,758             (573)
                                                -------           -------           ------            ------           ------
   Net income (loss)                               2.1%            (3.7)%             0.7%            $2,083            ($829)
                                                -------           -------           ------            ------           ------
                                                -------           -------           ------            ------           ------



                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The discussion below contains certain forward-looking statements related to, among others, but not limited to, statements concerning future revenues and future business plans. Actual results may vary from those contained in such forward-looking statements.

ACQUISITIONS

   During fiscal 1997, the Company added new businesses and product lines to accelerate growth by acquiring the assets of MODCOMP/Cerplex, L.P. (MODCOMP), which sells integrated services, Internet software products (legacy-to-Web integration solutions), real-time computer systems/software and services, as well as Signal Analytics Corp. (Signal) a software company that provides products for scientific imaging to the life science fields. Signal was consolidated with CSP 's Scanalytics product group (biotechnology products) and set up as a wholly-owned subsidiary, Scanalytics, Inc.

RESULTS OF OPERATIONS - 1998 COMPARED TO 1997

REVENUE

   In fiscal 1998, the Company's sales increased to $63,468,000 due primarily to a full year of operations of MODCOMP, compared to $19,540,000, which included two months of revenue from MODCOMP in 1997. This was the highest sales level achieved in the history of the Company. MODCOMP accounted for 78% of total revenue and CSP MultiComputer Division (CSPI) products accounted for 18% of total revenues during fiscal 1998. Scanalytics revenues were 4% of the total. Sales for systems integration and services represented 66% of product sales for the fiscal year. MODCOMP secured several outsourcing orders primarily through its German subsidiary, which had two large systems integration orders that were installed during the year. The systems were sold in the German telecommunications market. The two customers were newly organized companies in January, 1998, created as a result of deregulation of the telecommunications industry in Germany. MODCOMP installed and integrated 20 Sun 3000 and 4000 servers in ten locations around Germany to build an IP backbone network for ARCOR. The order and other services represented 22% of the total integration service revenue for fiscal 1998. MODCOMP also completed the installation of a Mobile Communications Antenna Planning System to another telecommunication company, VIAG, for their mobile network. This represented 24% of the total revenue. These two large integration service sales included installation of third-party computer equipment and software systems as well as training of personnel. The sales of large integration systems are individual orders. MODCOMP has secured other market opportunities both internationally and domestically to utilize their expertise and know-how in the systems integration field.

   Systems sales represents 27% of total revenue, which include software and hardware products designed and developed by CSPI and MODCOMP. The CSPI SuperCard family of products continues to represent the major source of revenue, accounting for approximately 60% of total sales for the MultiComputing products, an increase of 12% over the prior fiscal year. The increase in systems sales was due to continued procurement of SuperCards by the various COTS (commercial-off-the-shelf) programs and shipments to existing customers. The changes in current technology, coupled with the recent announcement of the discontinued manufacturing of certain Intel 860 processors, which are used by CSPI in SuperCard 4 products, will decrease future revenues. CSPI 's newest products, the 2000 SERIES, will provide the future source of revenue growth. The 2000 SERIEShad numerous successes during the fiscal year. Sales of new products represented 28% of total revenue for CSPI for the fiscal year. These systems are either based on the Power PC from IBM/Motorola or Analog Devices SHARC processor and Myrinet networking technology from Myricom Inc. These systems have been purchased for use in applications used to upgrade military aircraft and vessels for radar, sonar, voice recognition and surveillance capabilities. During the year, CSPI received an order for more than $2.5 million from a large international defense customer for a 400 computer node 2640 MultiComputer systems. These systems will be used by military ships and aircraft using Towed Array Sonar Systems and sonar buoys simultaneously to locate submarines. The order began shipping in July, 1998 but most of the order will be shipped in October, 1998. The 2641 MultiComputer System, our most powerful system to date, shipped first to Raytheon in May, 1998 with a second shipment in August to Computing Devices Canada, a General Dynamics Co., for a sonar system for the Swedish Navy. Sales of machine code readers primarily for United Parcel Service (UPS), represented 1% of total sales for the year. UPS continues use of machine code readers in their distribution centers, but the quantities and deployment of units are still under review by UPS. MODCOMP continues to ship its real-time process control classic product line to its existing customers, which represent 31% of systems sales. MODCOMP has increased its product offering with the addition of the AccessPoint supervisory control system, licensed in August from AccessWare. This product will be coupled with MODCOMP's current REAL/IX real-time operating system so we can capitalize on opportunities such as the deregulation of the US power utility industry. Sales of systems software represent 2% of revenue.

   Software sales represented 7% of sales. Scanalytics account for 53% of the total sales for this product, which decreased by 20% from the prior year. The decreased sales were due, in part, to the discontinued sales of certain proprietary hardware products, primarily CellScan, as the Company transitions to a complete software solutions provider. This was done to meet the changing demands of the scientific research market. The MODCOMP Internet product, ViewMAX, accounts for 24% of the total software sales for the year. ViewMAX is a legacy-to-Web internet software bridge that allows organizations to connect their legacy mainframe data bases to their new intranet, extranet, or Internet applications.

   European sales account for 64% of the total revenue. Sales were primarily from MODCOMP's subsidiaries in Germany, France and the United Kingdom. The significant outsourcing orders in Germany contributed greatly to the increased volume, representing 62% of European sales. Historically, 50% of MODCOMP's revenues have come from the international market. North American sales represent 33% of total sales. Other International sales represent 3% of total sales. The other geographic areas for CSPI products have been decreasing during the past few years due to the decline in military procurements and slow economic conditions in the foreign market segments where our products are sold.

COST OF SALES

   Cost of sales as a percentage of sales increased to 68% from 54% in the prior year. The increased cost of sales was due to the increased sales volume of integration services sales in Germany, which had significant third-party products. This included the resale of computer and peripheral products from Sun Microsystems, Hewlett-Packard, Cisco Systems and Cabletron Systems. These products are sold at lower gross profit margins than the proprietary products sold by MODCOMP, CSPI and Scanalytics. In addition, the continuing pressure from our direct competitors has required larger discounts to secure business with both new and existing customers. The Company will continue to take steps to lower the manufacturing overhead and improve the overall efficiency to lower the cost of goods sold. The future cost of sales as a percentage of sales will fluctuate based on the mix of the business, but most probably will increase from the levels we have historically experienced if MODCOMP integration systems sales remain a large percentage of total revenue.

OPERATING EXPENSES

   Engineering and development expenditures were slightly higher, about 21% over the prior fiscal year. The major portion of the engineering and development expenses were for CSPI, representing 57% of the total expense. This was a reduction of approximately 20% from the prior fiscal year for CSPI. The reduction was due to decreases in outside service and consulting expenses that were needed to complete software and hardware for the 2000 SERIES product. There was also a reduction in staff due to attrition. MODCOMP's engineering and development expenses represented 35% of total engineering and development expenses. The major portion of the expenses was for continued development of the ViewMAX Internet software product in both the US and United Kingdom, which represented approximately 40%. The remaining expenses were for costs to complete work on the modifications to the REAL/IX operating system and Year 2000 solution for software on the proprietary products. Scanalytics expenses were down by approximately 18% and represented 8% of the total cost. The reduction in expenses was due primarily to consolidation of the two groups (Signal Analytics and CSPI Scanalytics Division), which resulted in staff reductions compared to the prior year.

   Sales, general and administrative expenses doubled from the previous fiscal year. The primary reason for the increase was the full year of expenses for MODCOMP, which accounted for 90% of the total increase. CSPI's expenses accounted for the remaining 10%, increasing 19% over the prior fiscal year. The Company had increased bonus expense for the entire group, which represented 39% of the entire increase over the prior year. Bonuses for the executives are based on Company revenue and profitability, coupled with individual goals based on the duties and responsibilities of the individual. Professional fees related to legal, audit and shareholder services increased by 96% and represented 23% of the total increase. Another large increase was due to the addition of staff - three individuals in sales and one in finance - plus added sales commissions for the increased business, which increased by 41%. Scanalytics sales and marketing expenses decreased by approximately 40% due to the reduction in staff from the consolidation of the two organizations.

   In March, 1998, MODCOMP had a corporate reorganization to reduce costs in the US operation. The primary areas included were manufacturing, operations and a senior financial manager. The restructure eliminated twenty positions at a cost of approximately $168,000 for severance benefits. This restructure will save approximately $1.0 million in expenses in fiscal 1999.

OTHER - INCOME EXPENSES

   Other income - expenses decreased by approximately $415,000 as compared to the prior year. There was lower investment income for the Company due to the reduction in cash utilized for the purchase of MODCOMP and Signal and lower investment income rates for the fiscal year. This represented 90% of the reduced amount. In addition, there was a full year of other expenses for MODCOMP, which represented the balance of the total decrease. The Company continued to invest a larger percentage of its cash in taxable instruments, which have a higher rate of return on a pre-tax basis than our investments in prior years.

   The Company had a high effective tax rate of 49%, which is above the normal US statutory rate. This was due to the large portion of foreign-based revenue and profits from France and Germany, which have high statutory tax rates. The Company will continue to review strategies with its advisors to reduce our effective rate.

RESULTS OF OPERATIONS - 1997 COMPARED TO 1996

   The Company's sales increased by approximately 18% to $19,540,000 from $16,520,000 in fiscal 1996. This was primarily due to the inclusion of two months of revenue from the acquisition of MODCOMP, which represented approximately 34% of the total revenue, and Signal which accounted for approximately 2% of sales for the fiscal year. CSPI products accounted for 51% of total revenue during fiscal 1997. SuperCard products continued to represent the major source of revenue, accounting for approximately 62% of total sales. That was a decrease of 48% over the prior fiscal year. The decrease in sales was due, in part, to reduced procurement to the various COTS (commercial-off-the-shelf) programs. The CSP MultiComputing group had initial shipments of its newest product, the 2000 SERIES high-performance Multicomputer system. Sales represented about 3.5% of total sales for the year. Sales of machine code readers to United Parcel Service (UPS) represented 11% of total sales for the year. This was a significant increase of 240% in shipments from the prior year. Sales of the older products, such as SuperCards SC-1, RTS-860, MAP-4000 and MiniMAP, represented approximately 5% of total sales.

   Scanalytics represented approximately 15% of total revenues, with a 10% increase over the prior fiscal year. The increased sales volume was due to the shipment of software products and CellSCAN shipments in the first half of the fiscal year.

   North American sales represented 68% of total sales. This was a 8% decrease compared to the prior year. The decrease was due, in part, to the decline in CSP MultiComputing product procurements from the US military and OEM customers. International sales increased by $4.2 million due to the sales of products by MODCOMP's European subsidiaries. The increased sales were primarily in Germany and France. The sales of both CSP MultiComputer products and Scanalytics products to Japan (the largest international markets for their products) decreased by 47% over the prior fiscal year.

   Cost of sales as a percentage of sales increased to 54%. The increased cost of sales was due to the system and service sales of MODCOMP, which sells at lower gross profit margins than the CSP MultiComputing and Scanalytics software products.

Engineering and development expenditures were slightly higher, about 1% compared to the prior fiscal year. The major engineering and development expenses resulted from the completion of the new 2000 SERIES MultiComputer systems. Expenses for the improvement of the machine code reader product doubled and were approximately 13% of the total engineering and development expenses. Scanalytics expenses were down by 18% compared to the prior year due to staff reductions.

   Sales, general and administrative expenses were approximately the same as the prior year. CSPI and Scanalytics expenses dropped by approximately 33% and 40% respectively, with reductions in staff. The large declines in expenses by CSP and Scanalytics were offset by the expenses related to MODCOMP activity, which represented 21% of the total expenses for the year. In March, 1997, CSP had a corporate reorganization to reduce costs. The primary focus was a restructuring of manufacturing operations and the consolidation of the Vision Systems product group and MultiComputing group. This restructure eliminated 13 positions at a cost of approximately $125,000 in severance benefits. The restructure will save approximately $1.0 million in expenses. In fiscal 1998, MODCOMP had a restructuring charge of $68,000 for the elimination of two positions. Other income was consistent with the the prior year. The Company realized a tax benefit for both federal and state taxes due to the net loss for the year.


FINANCIAL POSITIONS, CAPITAL RESOURCES AND LIQUIDITY

   The Company still has a solid financial position as working capital increased to $22.1 million in fiscal 1998. Cash and marketable securities increased by $3.6 million. The Company's accounts receivable decreased by $886,000 to $7,698,000. The Company's inventory increased to $6.3 million from $6.2 million. The Company's purchase of the two subsidiaries for net of $8.5 million in fiscal year 1997 reduced working capital to $19.9 million at August 29, 1997 from $22.8 million at August 30, 1996.

   The Company spent $698,000, $1,111,000 and $1,144,000, on capital improvements during fiscal 1998, 1997 and 1996, respectively.

   Management believes that all of the Company's current and foreseeable needs can be met through working capital generated by operations and investments.

INFLATION AND CHANGING PRICES

   Management does not believe that inflation and changing prices had significant impact on sales, revenues or income from continued operations during fiscal 1998, 1997 or 1996. There is no assurance, however, that the Company's business will not be materially and adversely affected by inflation and changing prices in the future.

FACTORS THAT MAY AFFECT FUTURE PERFORMANCE

   This document contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially include the following: general economic conditions and growth rates in the peripheral and computer products, biological imaging software, and the instruments and machine code readers industries; competitive factors and pricing pressures; changes in product mix; the timely development and acceptance of new products; inventory risks due to shifts in market demand; and component constraints and shortages. In response to competitive pressures or new product introductions, the Company may take certain pricing or marketing actions that could adversely affect the Company's operating results. In addition, changes in the mix of old products may cause fluctuations in the Company's gross margin. Due to the potential quarterly fluctuations in operating results, the Company believes that quarter-to-quarter comparisons of its results of operations are not necessarily an indicator of future performance.

   Markets for the Company's products are characterized by rapidly changing technology, new product introductions and short product life cycles.These changes can adversely affect the business and operating results. The Company's success will depend upon its ability to enhance its existing products and to develop and introduce, on a timely and cost effective basis, new products that keep pace with technological developments and address increasing customer requirements. The inability to meet these demands could adversely affect the Company's business and operating results.

YEAR 2000

   Historically, certain computer programs have been written using two digits rather than four digits to define year. This could result in computers recognizing a date of "00" as the year 1900 rather than the year 2000, resulting in potential major system failures or miscalculations. This problem will be referred to as "Year 2000."

   The Company has reviewed both its internal computer systems and its products that could be affected by the "Year 2000" issue and has identified some systems and a few products that will be affected. The Company presently believes with modification to existing software and conversion to new software, the "Year 2000" issues related to internal computer systems and products will not cause significant operational or computer problems. Furthermore, the cost of implementing these solutions is not anticipated to be material to the financial position or results of operations. The costs of such conversions and updates are based on management's best estimates, which were based on numerous assumptions of future activities such as, but not limited to, availability and cost of personnel needed to correct and train, as well as the ability to locate and correct relevant computer codes.

   The Company has not identified alternative remediation if upgrade or replacement does not correct the "Year 2000" issue. The Company will consider the need for such plans as it continues to assess the "Year 2000" risk.

   The Company has initiated and will continue a formal communication with all of its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third-parties failure to correct their own "Year 2000" issues. Where practicable, the Company will attempt to mitigate its risks with respect to the failure of suppliers to be "Year 2000" ready. In the event that suppliers are not "Year 2000" compliant, the Company will seek alternative sources of supply. There can be no guarantee that the systems of other companies upon which significant supplies and large customers rely will be converted in a timely fashion nor can there be any guarantee that failure to convert by another, will not have a material impact on the Company.

                            CSP INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                       August 28, 1998 and August 29,1997

                   (Amounts in thousands, except for par value)



                                                                 August 28,  August 29,
                                                                       1998        1997
                                                                 ----------  ----------


ASSETS

   Current assets:
     Cash and cash equivalents                                    $ 3,913     $ 4,344
     Marketable securities                                          9,635       5,581
     Accounts receivable, net                                       7,698       8,584
     Income tax receivable                                           --            37
     Inventories                                                    6,308       6,227
     Deferred income taxes                                          1,068         504
     Prepaid expenses                                               1,248       1,301
                                                                 ----------  ----------
          Total current assets                                     29,870      26,578
                                                                 ----------  ----------
   Property, equipment and improvements, net                        3,367       3,856
                                                                 ----------  ----------
   Other assets:
     Land held for future development                                 163         163
     Deferred income taxes                                          1,168         880
     Goodwill, net                                                  1,142       1,562
     Other assets                                                   1,818       1,960
                                                                 ----------  ----------
          Total other assets                                        4,291       4,565
                                                                 ----------  ----------
              Total assets                                        $37,528     $34,999
                                                                 ----------  ----------
                                                                 ----------  ----------


LIABILITIES AND SHAREHOLDERS' EQUITY

   Current liabilities:

     Accounts payable and accrued expenses                          6,399       6,696
     Income taxes payable                                           1,375          --
                                                                 ----------  ----------
          Total current liabilities                                 7,774       6,696
                                                                 ----------  ----------
   Deferred compensation and retirement plans                       3,363       3,282
                                                                 ----------  ----------
   Commitments and contingencies
   Shareholders' equity:
     Common stock, $.01 par; authorized, 7,500 shares issued
          3,624 and 3,613 shares (including 328 shares related
          to the October 14, 1998 stock dividend)                      36          36
     Additional paid-in capital                                    10,631      10,593
     Retained earnings                                             18,032      16,670
     Equity adjustment from foreign currency translation             (248)       (211)
                                                                 ----------  ----------
                                                                   28,451      27,088
   Less treasury stock, at cost 351 and 352 shares                  2,060       2,067
                                                                 ----------  ----------
          Total shareholders' equity                               26,391      25,021
                                                                 ----------  ----------
              Total liabilities and shareholders' equity          $37,528     $34,999
                                                                 ----------  ----------
                                                                 ----------  ----------




See accompanying notes to consolidated financial statements.

                            CSP INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

        Years ended August 28, 1998, August 29, 1997 and August 30, 1996

               (Amounts in thousands, except for per share data)



                                                                 1998             1997              1996
                                                              -------          -------           -------
SALES:
     Systems                                                  $17,266          $12,448           $15,207
     Software                                                   4,220            1,050               618
     Service and system integration                            41,982            6,042               695
                                                              -------          -------           -------
          Total Sales                                          63,468           19,540            16,520
                                                              -------          -------           -------
COST OF SALES:
     Systems                                                    8,075            6,111             6,613
     Software                                                   1,555              210                41
     Service and system integration                            33,217            4,221                 1
                                                              -------          -------           -------
          Total Cost of sales                                  42,847           10,542             6,655
                                                              -------          -------           -------
          Gross profit                                         20,621            8,998             9,865
                                                              -------          -------           -------
OPERATING EXPENSES:
     Engineering and development                                4,072            3,360             3,325
     In process research and development                           --              550                --
     Selling, general & administrative                         14,175            6,945             7,189
     Restructuring                                                168              193                --
                                                              -------          -------           -------
          Total operating expenses                             18,415           11,048            10,514
                                                              -------          -------           -------

OPERATING INCOME (LOSS):                                        2,206           (2,050)             (649)
                                                              -------          -------           -------
   Other income (expense):
     Dividend income                                               24               94                23
     Interest income                                              549              783               869
     Interest expense                                             (30)             (89)              (24)
     Other                                                        (73)              97                18
                                                              -------          -------           -------
          Total other income, net                                 470              885               886
                                                              -------          -------           -------
   Income (loss) before income taxes                            2,676           (1,165)              237
                                                              -------          -------           -------
   Provision (benefit) for income taxes                         1,314             (444)              129
                                                              -------          -------           -------
          Net income (loss)                                    $1,362            ($721)             $108
                                                              -------          -------           -------
   Net income (loss) per share - basic                          $0.42           ($0.22)            $0.03
                                                              -------          -------           -------
   Weighted average shares outstanding - basic                  3,265            3,246             3,226
                                                              -------          -------           -------
   Net income (loss) per share - diluted                        $0.41           ($0.22)            $0.03
                                                              -------          -------           -------
   Weighted average shares outstanding - diluted                3,340            3,246             3,267
                                                              -------          -------           -------


See accompanying notes to consolidated financial statements.

                     CSP INC. AND SUBSIDIARIES CONSOLIDATED

                       STATEMENTS OF SHAREHOLDERS' EQUITY

                   Years ended August 28, 1998, August 29, 1997

                    and August 30, 1996 (Amounts in thousands)


                                                                                        EQUITY
                                                                                       ADJUSTMENT
                                          COMMON STOCK     ADDITIONAL $               FROM FOREIGN                TOTAL
                                     --------------------    PAID-IN      RETAINED      CURRENCY     TREASURY  SHAREHOLDERS'
                                      SHARES      AMOUNT     CAPITAL      EARNINGS    TRANSLATION     STOCK       EQUITY
                                     --------    --------  ------------  ----------  -------------- ---------- -------------
Balance, August 25, 1995               3,536       $35       $10,187      $ 17,283         --       $(1,780)     $25,725
    Net income                          --          --          --             108         --           108
    Exercise of stock options             42        --           224          --           --          --            224
    Purchase of treasury stock          --          --          --            --           --          (253)        (253)
                                     --------    --------  ------------  ----------  -------------- ---------- -------------

Balance, August 30, 1996               3,578        35        10,411        17,391         --        (2,033)      25,804
    Net loss                            --          --          --            (721)        --          --           (721)
    Exercise of stock options             35         1           182          --           --          --            183
    Foreign currency translation
      adjustment                                                                          (211)                     (211)
    Purchase of treasury stock          --          --          --            --           --           (34)         (34)
                                     --------    --------  ------------  ----------  -------------- ---------- -------------

Balance, August 29, 1997               3,613        36        10,593        16,670        (211)      (2,067)      25,021
    Net income                                                               1,362                                 1,362
    Exercise of stock options             11        --            38          --           --          --             38
    Foreign currency translation
      adjustment                                                                           (37)                      (37)
    Issuance of treasury stock          --          --          --            --           --             7            7
                                     --------    --------  ------------  ----------  -------------- ---------- -------------
Balance, August 28, 1998               3,624       $36       $10,631       $18,032       $(248)     $(2,060)     $26,391
                                     --------    --------  ------------  ----------  -------------- ---------- -------------
                                     --------    --------  ------------  ----------  -------------- ---------- -------------


See accompanying notes to consolidated financial statements.

                            CSP INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

        Years ended August 28, 1998, August 29, 1997 and August 30, 1996

                             (Amounts in thousands)



                                                                               1998        1997         1996
                                                                            ----------  -----------  -----------


CASH FLOWS FROM OPERATING ACTIVITIES:
       Net income (loss)                                                     $  1,362    $    (721)   $     108
       Adjustments to reconcile net income (loss) to Net cash provided by operating activities:
           Depreciation and amortization                                        1,512        1,680          983
           In process research and development                                   --            550         --
           Deferred compensation and retirement plans                              81          147          150
           Deferred income taxes                                                 (852)        (625)        (167)
           Acquisition costs                                                     --            150         --
           Other                                                                  237         (564)          24
           Changes in current assets and liabilities:
           (Increase) decrease in accounts receivable, net                        923        2,007         (214)
           Increase in inventories                                                (81)        (192)        (255)
           Decrease in prepaid expenses                                            53          187          120
           Decrease in accounts payable and accrued expenses                     (297)        (549)         (36)
           Increase (decrease) in income taxes payable                          1,375         (120)          64
                                                                            ----------  -----------  -----------
       Net cash provided by operating activities                                4,313        1,950          777
                                                                            ----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
           Purchases of marketable securities                                 (52,309)    (198,789)    (188,892)
           Sales of marketable securities                                      48,255      199,335      189,247
           Businesses acquired                                                   --         (8,011)        --
           Property, equipment and improvements                                  (698)      (1,111)      (1,144)
           Other                                                                 --           --           (100)
                                                                            ----------  -----------  -----------
       Net cash used in investing activities                                   (4,752)      (8,576)        (889)
                                                                            ----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
           Proceeds from stock options                                             38          183          224
           Issuance (purchase) of treasury stock                                    7          (34)        (253)
                                                                            ----------  -----------  -----------
       Net cash provided by (used in) financing activities                         45          149          (29)
                                                                            ----------  -----------  -----------
   Effects of exchange rate change on cash                                        (37)        (107)        --
   Net decrease in cash                                                          (431)      (6,584)        (141)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR:                                   4,344       10,928       11,069
                                                                            ----------  -----------  -----------
CASH AND CASH EQUIVALENTS, END OF YEAR:                                      $  3,913    $   4,344    $  10,928
                                                                            ----------  -----------  -----------
   Supplementary cash flow information:
       Cash paid for income taxes, net                                       $    386    $      75    $     183
                                                                            ----------  -----------  -----------
       Cash paid for interest                                                $     60    $      89    $      24
                                                                            ----------  -----------  -----------
       Fair Value of assets acquired                                             --      $  17,913         --
       Less: liabilities assumed                                                 --         (7,045)        --
                                                                            ----------  -----------  -----------
       Cash paid                                                                 --      $  10,868         --
       Less: Cash acquired                                                       --         (2,857)        --
                                                                            ----------  -----------  -----------
           NET CASH PAID                                                         --      $   8,011         --
                                                                            ----------  -----------  -----------
                                                                            ----------  -----------  -----------


See accompanying notes to consolidated financial statements

                              NOTES TO CONSOLIDATED
                              FINANCIAL STATEMENTS

        Years ended August 28, 1998, August 29, 1997 and August 30, 1996

ORGANIZATION AND BUSINESS

   The Company designs, manufactures and markets high-performance multiprocessing systems for real-time applications, which are small, low-power special-purpose computers that enhance a system's ability to perform high-speed arithmetic. The Company also sells Internet software solutions, real-time process control systems, systems integration and services as well as develops and markets hardware and software for scientific imaging and over-the-belt industrial bar-code readers.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FISCAL YEAR

   The Company's fiscal year end is the last Friday in August.

PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant inter-company accounts and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION

   Assets and liabilities of the Company's foreign operations are translated into US dollars at the exchange rate in effect on the balance sheet date. Revenue and expenses are translated at average rates in effect during the period. The resultant translation adjustment is reflected as a separate component of shareholders' equity on the consolidated balance sheets.

MARKETABLE SECURITIES

   Investments consist of corporate bonds and notes, government agency bonds, and money market funds. Most investments mature within a two-year period. The Company classifies its marketable securities as held-to-maturity based on its ability and intent to hold these securities until maturity. Held-to-maturity securities are recorded at amortized cost, which approximates market value.

   Interest income is accrued as earned. Dividend income is recognized as income on the date the stock trades "ex-dividend." The cost of marketable securities sold is determined by the specific identification method and realized gains or losses are reflected in income.

ACCOUNTING FOR IMPAIRMENT OF LONG-LIVED ASSETS

   In accordance with Statement of Financial Accounting Standard No. 121 ("SFAS No. 121"), the Company assesses the need to record impairment losses on long-lived assets when indicators of impairment are present. On an ongoing basis, management reviews the value and period of amortization or depreciation of long-lived assets. During this review, the Company reevaluates the significant assumptions used in determining the original cost of long-lived assets, including costs in excess of net assets of businesses acquired. Although the assumptions may vary from transaction to transaction, they generally include revenue growth, operating results, cash flows and other indicators of value. Management then determines whether there has been a permanent impairment of the value of long-lived assets based upon events or circumstances that have occurred since acquisition.

GOODWILL

   The excess of fair value over net assets acquired (goodwill) is principally amortized over 15 years. Management assesses impairments of goodwill on a periodic basis by comparing discounted future cash flows to the carrying value of goodwill.

INVENTORIES

   Inventories are stated at the lower of cost or market; with cost determined principally by the average-cost method, which approximates the first-in, first-out method.

PROPERTY, EQUIPMENT AND IMPROVEMENTS

   The components of property, equipment and improvements are stated at cost. The Company provides for depreciation by use of the straight-line method over the estimated useful lives of the related assets.

PRODUCT WARRANTY

   The Company ordinarily provides a one-year warranty. In addition, certain major customers are granted extended warranties. The Company accrues estimated warranty costs at the time of sale.

REVENUE RECOGNITION

   Revenues from product sales are recognized at the time of shipment. Revenue from service contracts are recognized ratably over the period the service is performed. In the case of installation, consulting and support services, revenues are recognized upon completion of such products and services.

ENGINEERING AND DEVELOPMENT EXPENSES

   Engineering and development expenditures for company-sponsored projects are charged to expenses as incurred.

INCOME TAXES

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

EARNINGS PER SHARE OF COMMON STOCK

   On March 16, 1998 the Company announced an eleven-for-ten stock split in the form of a common stock dividend distributed on April 24, 1998 to stockholders of record on March 24, 1998. All per share data and number of common stock shares contained in the annual report reflect the stock dividends of March and October 14, 1998 (see note 13).

   The Company adopted Statement of Financial Accounting Standard No. 128 ("SFAS No. 128") "Earnings per Share" in its fiscal quarter ending February 27, 1998, and all historical net income per share data has been restated to conform to the provisions of SFAS No. 128.

   Under SFAS No. 128, basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per common share reflects the maximum dilution that would have resulted from the assumed exercise and share repurchase related to dilutive stock options and is computed by dividing net income (loss) by the weighted average number of common stock outstanding.

   The reconciliation of the denominators of the basic and diluted net income
(loss) per share computations for the Company's reported net income (loss) is as follows:


                                                                         1998             1997              1996
                                                                       -------          -------           -------
   Weighted average number of shares outstanding - basic                3,265            3,246             3,226
   Incremental shares from the assumed exercise of stock options           75             --                  41
                                                                       -------          -------           -------
   Weighted average number of shares outstanding - diluted              3,340            3,246             3,267
                                                                       -------          -------           -------
                                                                       -------          -------           -------
(Amounts in thousands)


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

NEW ACCOUNTING PRONOUNCEMENTS

   In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standard No. 130 ("SFAS No.130"), "Reporting Comprehensive Income," which requires the reporting of additional financial information in a complete set of financial statements. SFAS No. 130 is effective for fiscal years begining after December 15, 1997 and the Company will adopt this statement in fiscal 1999. Reclassification for earlier periods is required for comparative purposes. The Company believes that the adoption of SFAS No.130 will not have a material effect on the consolidated financial statements.

    In June 1997, the FASB issued Statement of Financial Accounting Standard
No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information," specific disclosures require segment reporting of information about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. SFAS No. 131 is effective for fiscal years beginning after December 15, 1997 and the Company will adopt this provision in fiscal 1999. The Company believes that the adoption of SFAS No.131 will not have a material effect on the disclosures in the company's consolidated financial statements.

   In October 1997, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 97-2 "Software Revenue Recognition," which supersedes SOP No. 91-1. SOP No. 97-2, is effective for the Company's fiscal year beginning in August 29, 1998 and provides guidance on applying generally accepted accounting principles for software revenue recognition transactions. The Company does not anticipate any material impact on revenues, results of operations or financial condition as a result of adopting
SOP No. 97-2.

   In February 1998, the Financial Accounting Standards Board issued Statement No. 132("SFAS No.132"), "Employers' Disclosures about Pensions and Other Postretirement Benefits," which standardizes the disclosure requirements for pensions and other postretirement benefits, requires additional information on changes in benefit obligations and fair values of plan assets to facilitate financial analysis and eliminates certain disclosures that are no longer as useful as they were under preceding pronouncements. The Statement is effective for fiscal years beginning after December 15, 1997. Management plans to adopt SFAS 132 in fiscal year 1999 and does not anticipate any material impact on the disclosures in the consolidated financial statements.

   In June 1998, the Financial Accounting Standards Board issued Statement
No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which requires that all derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company currently expects to adopt SFAS No.133 for the year ending August 27, 1999. Management has determined there will be no impact on its results of operations or financial position resulting from the adoption of SFAS No.133 because the Company currently does not hold derivative instruments.

RECLASSIFICATIONS

   Certain reclassifications were made to the 1996 and 1997 financial statements to conform to the 1998 presentation.

2. BUSINESS COMBINATION

   For acquisitions accounted for as purchases, CSP Inc. consolidated results of operations include the operating results of the acquired companies from the acquisition dates. The acquired assets were recorded at their estimated fair market value at the acquisition date and the aggregate purchase price plus costs directly attributable to the completion of the acquisitions have been allocated to the assets acquired.

   On June 13, 1997 the Company acquired the assets of Signal Analytics Corp., a privately held company developing imaging software products targeted for the biological science field. The total purchase price was $2,159,000, which was paid for in cash, included a charge of $550,000 for in-process research and development and resulted in $1,200,000 in goodwill.

   On August 27, 1997 the Company completed the acquisition of MODCOMP/Cerplex, L.P., a wholly owned subsidiary of The Cerplex Group Inc., which sells legacy-to-Web integration solutions for real-time computer systems. The transaction was effective as of June 27, 1997. The total purchase price for the assets of MODCOMP was $8,709,000, which was paid in cash and resulted in goodwill of $473,000.

   The following unaudited pro forma financial information is not necessarily indicative of results of operations that would have occurred had the transactions taken place at the beginning of periods presented or of the future results of the combined companies.


UNAUDITED
                                                              YEAR ENDED AUGUST
                                                        ---------------------------
                                                           1997              1996
                                                        ---------         ---------
   Total revenues                                        $47,311           $59,860
                                                        ---------         ---------
   Operating income (loss)                               $  (493)          $ 6,108
                                                        ---------         ---------
   Net income (loss)                                     $  (233)          $ 3,062
                                                        ---------         ---------
   Income (loss) per share (diluted)                     $  (.07)          $   .94
                                                        ---------         ---------
(Amounts in thousands, except per share data)


3. MARKETABLE SECURITIES

At August 28, 1998 and August 29, 1997, marketable securities consisted of the following:


                                                           1998              1997
                                                        ---------         ---------
   Marketable equity securities, at cost                 $  332              $274
   Less: valuation allowance                                 50                 7
                                                        ---------         ---------
   Marketable equity securities, at market                  282               267
   Bonds and municipal revenue notes, at cost             6,420             5,000
   Money market funds and commercial paper                2,661                42
   U.S. treasury bills                                      272               272
                                                        ---------         ---------
   Total                                                 $9,635            $5,581
                                                        ---------         ---------
                                                        ---------         ---------
(Amounts in thousands)


Assets of $733,000 and $660,000 at August 28, 1998 and August 29, 1997,
respectively, which are held in a rabbi trust and generally are available only to pay certain retirement benefits of a former employee, are included in the above schedule.

4. INVENTORIES

Inventories consist of the following:


                                    1998             1997
                                   ------           ------
   Raw materials                   $1,502           $3,922
   Work-in-process                  1,138              918
   Finished goods                   3,668            1,387
                                   ------           ------
   Total                           $6,308           $6,227
                                   ------           ------
                                   ------           ------
(Amounts in thousands)


5. INCOME TAXES

Reconciliations of expected income tax expense (benefit) to actual income tax expense (benefit) are as follows:


                                                                       1998                     1997                  1996
                                                                -----------------       --------------------     ----------------
   Computed expected tax expense (benefit)                      $  910      34.0%        $(396)      (34.0%)     $ 81      34.0%
   Increases (reductions) in taxes resulting from:
   Dividend exclusion                                               (6)     (0.2)          (22)       (1.8)        (6)     (2.5)
   Tax exempt interest                                             (52)     (1.9)          (72)       (6.2)       (64)    (27.0)
   State income taxes, net of
     federal tax benefit                                           (10)     (0.4)         (107)       (9.2)        (7)    ( 2.9)
   Amortization of goodwill                                         45       1.7            --          --
   Foreign operations                                              264       9.9           123        10.6         72      30.4
   Nondeductible life insurance                                     63       2.3
   Change in valuation allowance                                   (17)     (0.6)           35         3.0         25      10.6
   Other items                                                     117       4.3            (5)       (0.5)        28      11.8
                                                                -------    -------      --------    --------    ------    -------
   Income tax expense (benefit)                                 $1,314      49.1%        $(444)      (38.1%)     $129      54.4%
                                                                -------    -------      --------    --------    ------    -------
                                                                -------    -------      --------    --------    ------    -------
(Amounts in thousands)


For the years ended August 28, 1998 and August 29, 1997, temporary differences which give rise to deferred tax assets (liabilities) are as follows:


                                                     1998             1997
                                                  ---------        ---------


DEFERRED TAX ASSETS:
   Deferred compensation                           $1,048            $  962
   Other accruals                                     158                77
   Bad debt reserves                                   91                41
   In process research and development                203                --
   Inventory capitalization and reserves              819               451
   Research and development credits                   340                69
   Unrealized loss on securities                       20                --
   Accumulated depreciation and reserves               --               156
   Other                                               --                 5
                                                  ---------        ---------
   Gross deferred tax assets                        2,679             1,761
   Less: valuation allowance                         (360)             (377)
                                                  ---------        ---------
   Deferred tax asset less valuation allowance      2,319             1,384

DEFERRED TAX LIABILITY:
   Accumulated depreciation and amortization          (83)               --
                                                  ---------        ---------
   Net deferred tax asset                          $2,236            $1,384
                                                  ---------        ---------
                                                  ---------        ---------
(Amounts in thousands)


   The valuation allowance was $360,000 and $377,000 at August 28, 1998 and August 29, 1997, respectively. The valuation allowance was established due to the long-term nature of certain deferred compensation and retirement obligations for which the tax benefit will be realized over an extended period of time. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income over the period which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowance at August 28, 1998.

The provisions for income taxes are comprised of the following:


                       1998             1997              1996
                     --------         --------          --------


CURRENT:
   Federal            $  372            $ (45)            $ 267
   State                 462              (28)               28
   Foreign             1,333              123                --
                     --------         --------          --------
                       2,167               50               295
DEFERRED:
   Federal              (378)            (360)             (128)
   State                (475)            (134)              (38)
                     --------         --------          --------
                        (853)            (494)             (166)
                     --------         --------          --------
                      $1,314            $(444)            $ 129
                     --------         --------          --------
                     --------         --------          --------

(Amounts in thousands)


6. PROPERTY, EQUIPMENT AND IMPROVEMENTS, NET

Property, equipment and improvements, net consist of the following:


                                                            1998             1997
                                                         ---------        ---------
   Land                                                   $   587          $   587
   Building and improvements                                1,356            1,356
   Equipment                                               12,201           11,503
   Automotive equipment                                        48               48
                                                         ---------        ---------
                                                           14,192           13,494
   Less accumulated depreciation and amortization          10,825            9,638
                                                         ---------        ---------
   Property, equipment and improvements, net               $3,367           $3,856
                                                         ---------        ---------
                                                         ---------        ---------
(Amounts in thousands)


7. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following:


                                                              1998             1997
                                                            ---------        --------
   Accounts payable                                          $1,846           $2,325
   Commissions                                                  256              367
   Compensation and fringe benefits                           2,704            1,587
   Customer advances                                             86              534
   Professional fees and shareholders' reporting costs          348              546
   Taxes, other than income                                     757              869
   Other, individually less than 5% of current liabilities      402              468
                                                            ---------        --------
                                                             $6,399           $6,696
                                                            ---------        --------
                                                            ---------        --------
(Amounts in thousands)


8. SHAREHOLDERS' EQUITY

   In 1997, the Company adopted the 1997 Stock Option Plan covering 181,500 shares, which was ratified by the shareholders in January 1998. In 1991, the Company adopted the 1991 Stock Option Plan covering 302,500 shares of common stock. Under the Plans, both incentive stock options and non-qualified stock options may be granted to officers, key employees and other persons providing services to the Company. The stock option plans provide for issuance of options at their fair market value on the date of grant. These options vest over a period of five years, do not vest in the first year, and expire ten years from the date of grant. In the 1991 plan, up to 24,200 shares are allocated for annual non-discretionary grants of 1,210 shares each to non-employee directors of the Company who are serving on the last business day of January in each year.

   The 1991 Plan supersedes three earlier plans, each of which was terminated in 1991.

The following is a summary of common stock option activity for the three years ended August 28, 1998:

                                                                      NUMBER OF SHARES
                                    -----------------------------------------------------------------------------------
                                     WEIGHTED AVERAGE
                                    EXERCISE PRICE OF         1997         1991              1981              TOTAL
                                    SHARES UNDER PLANS        PLAN         PLAN              PLAN               PLAN
                                    ------------------       -------      -------           -------           -------


Outstanding August 25, 1995                $5.84               --         167,041           125,991           293,032
Granted                                    $6.92               --           7,260                --             7,260
Exercised                                  $5.27               --              --           (42,653)          (42,653)
Expired & terminated                       $6.00               --         (71,572)             (756)          (72,328)

Outstanding August 30, 1996                $5.99               --         102,729            82,582           185,311
Granted                                    $6.01               --         140,663                --           140,663
Exercised                                  $4.66               --              --           (36,784)          (36,784)
Expired & terminated                       $6.34               --         (36,119)          (28,163)          (64,282)

Outstanding August 29, 1997                $6.20               --         207,273            17,635           224,908
Granted                                    $6.66               --          56,870                --            56,870
Exercised                                  $6.50               --          (4,949)           (4,084)           (9,033)
Expired & terminated                       $5.32               --         (33,953)           (1,210)          (35,163)

Outstanding August 28, 1998                $5.72               --         225,241            12,341           237,582
Available for future grants                   --             181,500       72,309                --           253,809
Exercisable                                $6.33               --          86,815            12,341            99,156


   The grant date fair value of each stock option is estimated using the following assumptions: an expected life of 5 years, expected volatility and dividend yields of 0% and a weighted average risk-free interest rate of 5.75% in 1998 and 6.19% in 1997. The weighted average grant date fair values of options granted in 1998 and 1997 were $6.46 and $5.23, respectively.

   The Company applies Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock option plans. Accordingly no compensation expenses have been recognized in the consolidated financial statements for such plans. The following assumptions were used in the calculation of these values for fiscal 1997 and 1998, respectively: risk free interest rate of 6.19% and expected life of 5 years. Had compensation costs for the Company's stock option plans been determined based on the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No.123, "Accounting for Stock based Compensation," the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below:

   The effects of applying SFAS No.123 as shown in the above pro forma disclosure is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expenses related to grants made prior to fiscal 1996.


                                                      1998             1997
                                                     ------           ------
   Net income (loss) as reported                     $1,362           $(721)
       Pro forma                                     $1,304           $(723)
   Income (loss) per share diluted as reported       $  .41           $(.22)
       Pro forma                                     $  .39           $(.22)

(Amounts in thousands, except per share data)


STOCK PURCHASE PLAN

   In October, 1997 the Company adopted an Employee Stock Purchase Plan (the 1997 Purchase Plan), which was ratified by the shareholders. The 1997 Purchase Plan reserved 302,500 shares of Common Stock for issuance thereunder. Under the stock purchase plan, the Company's employees may purchase shares of Common Stock at a price per share that is 85% of the lesser of the fair market value as of the beginning or end of the semi-annual option period. No shares have been issued under the plan at August 28, 1998.

9. DEFERRED COMPENSATION AND RETIREMENT PLANS

   The Company has a 401(k) Retirement Plan under which the Company matches a portion of the employee's salary reduction contributions and may make discretionary contributions to the plan. All full-time employees with 90 days of continuous service are eligible for the plan. All Company contributions are fully vested. Contributions by the Company were $136,000, $94,000 and $145,000 for 1998, 1997, and 1996, respectively.

   The Company has a Supplemental Retirement Plan for certain employees that provides for payments (generally over 15 years) upon retirement, death or disability. The annual benefit is based upon a percentage of salary at the inception of the plan, plus an annual percentage increase, plus interest. In addition, the Company adopted deferred compensation plans for former key executives that provide for payments, over a ten-year period, upon retirement, death or disability based upon a percentage of salary at that time. The charge to expense for the plans for 1998, 1997 and 1996 amounted to $336,000, $302,000 and $277,000, respectively.

10. COMMITMENTS AND CONTINGENCIES

LEASES

   The Company occupies office space under lease agreements expiring at various dates during the next five years. The leases are classified as operating leases, and provide for the payment of real estate taxes, insurance, utilities and maintenance.

At August 28, 1998, the Company was obligated under noncancelable operating leases as follows:


                         FISCAL YEAR ENDING AUGUST              OPERATING LEASES:
                         -------------------------           ----------------------
                                                             (Amounts in thousands)


                                    1999                             $1,157
                                    2000                              1,023
                                    2001                                929
                                    2002                                483
                                    2003                                474
                              thereafter                                728


Occupancy costs under the operating leases approximated $1,221,000 in 1998, $221,000 in 1997 and $52,000 in 1996.

STOCK REPURCHASES:

   On October 9, 1986 the Board of Directors authorized the Company to repurchase up to 313,538 of the outstanding stock at market price. On September 28, 1995, the Board of Directors authorized the Company to repurchase up to 181,500 additional shares of the outstanding stock at market price. The timing of stock purchases are made at the discretion of management. On August 28, 1998, the Company repurchased 351,477 or 71% of the total shares authorized to be purchased.

11. SALES BY MAJOR CUSTOMERS AND GEOGRAPHIC AREAS:

   Sales to individual customers constituting 10% or more of total sales were as follows:


                                       1998                1997                1996
                                   -------------       ------------        ------------


   Customer A                            --            $2,370   12%        $3,394   21%
   Customer B                            --            $2,114   11%            --
   Customer C                      $10,105   16%            --                 --
   Customer D                      $ 9,294   15%            --                 --

(Amounts in thousands)


The Company anticipates that, for the foreseeable future, a significant percentage of its sales will be dependent upon a relatively small number of customers.

The Company's sales by geographic area are as follows:


                                    1998             1997              1996
                                  -------          -------           -------
   North America                  $21,245          $13,324           $14,474
   Far East                         1,515            1,039             1,407
   Europe                          40,594            5,090               574
   Other                              114               87                65
                                  -------          -------           -------
   Totals                         $63,468          $19,540           $16,520
                                  -------          -------           -------
                                  -------          -------           -------

(Amounts in thousands)


12. RESTRUCTURING EXPENSES:

   In March 1998, MODCOMP had a reduction of 20 individuals in its domestic workforce. The expenses related to the action were approximately $168,000 for severance costs. In March 1997, CSP Inc. had a reduction in its workforce of thirteen positions primarily in manufacturing operations and Vision Systems. The expenses related to this action were approximately $125,000 for severance costs. The entire amounts have been disbursed by the Company.

13. SUBSEQUENT EVENTS:

   On October 14, 1998, the Company announced an eleven-for-ten stock split in the form of a Common Stock dividend distribution on November 16, 1998 to stockholders of record on October 26, 1998.

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders of CSP Inc. and Subsidiaries:

   We have audited the accompanying consolidated balance sheets of CSP Inc. and subsidiaries as of August 28, 1998 and August 29, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended August 28, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CSP Inc. and subsidiaries as of August 28, 1998 and August 29, 1997 and the results of their operations and their cash flows for each of the years in the three year period ended August 28, 1998, in conformity with generally accepted accounting principles.


   October 5, 1998, except as to note 13,

   which is dated as of October 14, 1998

   Boston, Massachusetts

                              INTERNATIONAL OFFICES


CANADA                            FRANCE                         GERMANY                               NORTHERN EUROPE
                                                                                                       AND INTERNATIONAL
MODCOMP Canada, Ltd               MODCOMP France, S.A.           Modular Computer System, GmbH    Modular Computer Services, Inc.
1415 Lawrence Avenue West         Centrale Parc-B/ootiment 7       Oskar-JSger-Strasse 125-143    Centennial Court
Suite 102                         Avenue Sully Prud'homme        D-50825 Ksln                     Easthampstead Road
North York, Ontario               92298 Chatenay Malabry Cedex   Germany                          Bracknell, Bershire RG12 1YQ
Canada M61 1A9                    France                         Tel:  49-221-954466-0            England
Tel:  (416) 240-7906              Tel:  (33)-1 41 87 30 00       Fax: 49-221-954466-1             Tel:  44-1344-484-400
Fax: (416) 240-9065               Fax: (33)-1 46 61 96 81        www.modcomp.de                   Fax: 44-1344-484-333
www.modcomp.com                   www.modcomp.com                                                 www.modcomp.co.uk



                              CORPORATE INFORMATION


DIRECTORS                         OFFICERS                         CORPORATE OFFICES                GENERAL INFORMATION
GENERAL INFORMATION


Alexander R. Lupinetti            Alexander R. Lupinetti           CSP Inc.                         General Counsel
Chairman of the Board,            Chairman of the Board,           40 Linnell Circle                Foley, Hoag & Eliot
President and Chief Executive     President and Chief Executive    Billerica, MA 01821-3901         Boston, MA
  Officer                         Officer                          Tel: (978) 663-7598
CSP Inc.                          CSP Inc.                         Fax: (978) 663-0150              Transfer Agent
                                                                   www.cspi.com                     American Stock Transfer Company
C. Shelton James                  John P. Clary                                                     New York, NY
President                         President                        Staranalytics, Inc.
Fundamental Management Corp.      MODCOMP, Inc.                    8550 Lee Highway, Suite 400      Auditors
                                                                   Fairfax, VA 22031-1515           KPMG Peat Marwick LLP
J. David Lyons                    Gary W. Levine                   Tel: (703) 206-2230              Boston, MA
President                         Vice President of Finance,       Fax: (703) 208-1960
Autin International Inc.          Chief Financial Officer and      www.staranalytics.com            Stock Information
                                    Clerk                                                           Stock Traded Over the Counter
Sanford Smith                     CSP Inc.                         MODCOMP, Inc. Headquarters       NASDAQ symbol: CSPI
President, Therapeutics                                            1650 West McNali Road
   Incorporated                   Michael Most, PhD.               Ft. Lauderdale, FL  33309
Genzyme Corp.                     President                        Tel: (954) 974-1830
                                  Staranalytics, Inc.              Fax: (954) 977-1900
Robert M. Williams                                                 www.modcomp.com
Vice President                    Bradley E. Stamp
International Executive           Vice President of Sales and
  Service Corp.                     Support
                                  MultiComputer Division
                                  CSP Inc.                                   Form 10-K

                                                                             A copy of the Company's Annual Report on Form 10-K
                                  Michael M. Stern                           for the fiscal year 1993 as filed with the Securities
                                  Vice President of Operations,              and Exchange Commission will be furnished without
                                  MultiComputer Division and                 charge to any stock-holder upon written request to
                                    Treasurer                                the Vice President of Finance, CSP Inc., 40 Linnell
                                  CSP Inc.                                   Circle, Billerica, MA  01821.

                                  James A. Waggett
                                  Vice President of Business
                                    Development
                                  MultiComputer Division
                                  CSP Inc.

